FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Argent Securities Inc.	0001239602
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, July 7, 2003, Series 2003-W1	333-105957

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
JUL 09 2003
THOMSON FINANCIAL

03026452

JUL 8 .. 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 7, 2003

ARGENT SECURITIES INC.

By: [signature]
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Asset Backed Certificates
ARSI
2003-W1 **PX to Mat** **TRIGGERS FAILING**

Period	Date	Collateral Balance	XS	_1MonthLIBOR	_6MonthLIBOR	XS%
1	09/2003	*	*	*	*	*
2	10/2003	*	*	*	*	*
3	11/2003	1,228,743,713.22	4,534,707.4500	1.0710	1.09	4.43%
4	12/2003	1,202,519,538.81	4,478,809.4200	1.0765	1.11	4.47%
5	01/2004	1,176,394,044.92	4,325,007.4500	1.0709	1.13	4.41%
6	02/2004	1,150,356,100.82	4,207,111.5700	1.0856	1.16	4.39%
7	03/2004	1,124,397,355.96	4,180,533.5100	1.1176	1.20	4.46%
8	04/2004	1,098,512,244.94	3,964,068.8000	1.1275	1.25	4.33%
9	05/2004	1,072,697,976.26	3,884,927.7700	1.1622	1.30	4.35%
10	06/2004	1,046,954,504.31	3,684,844.5000	1.2180	1.36	4.22%
11	07/2004	1,021,284,483.99	3,620,325.5600	1.2415	1.43	4.25%
12	08/2004	995,693,207.60	3,414,577.3600	1.3108	1.50	4.12%
13	09/2004	970,601,218.61	3,252,216.9600	1.3971	1.58	4.02%
14	10/2004	946,009,977.96	3,184,984.2300	1.4387	1.67	4.04%
15	11/2004	921,974,552.67	2,976,086.8000	1.5287	1.75	3.87%
16	12/2004	898,547,581.63	2,876,207.8200	1.6279	1.84	3.84%
17	01/2005	875,713,676.87	2,702,713.9200	1.6825	1.93	3.70%
18	02/2005	853,457,839.82	2,556,327.4900	1.7834	2.02	3.59%
19	03/2005	831,765,451.42	2,583,239.4900	1.8955	2.11	3.73%
20	04/2005	810,622,262.53	2,299,022.7500	1.9577	2.19	3.40%
21	05/2005	790,014,384.53	2,238,642.5300	2.0418	2.27	3.40%
22	06/2005	769,928,280.19	2,051,308.9000	2.1470	2.36	3.20%
23	07/2005	750,350,758.26	2,010,888.9300	2.2158	2.45	3.22%
24	08/2005	731,268,994.07	2,204,925.3400	2.3079	2.53	3.62%
25	09/2005	712,731,993.27	2,088,127.6200	2.4011	2.62	3.52%
26	10/2005	694,662,909.23	2,108,211.9400	2.4772	2.70	3.64%
27	11/2005	677,060,235.11	2,009,197.0600	2.5587	2.78	3.56%
28	12/2005	659,912,416.84	1,964,071.9700	2.6495	2.86	3.57%

29	01/2006	643,197,001.53	1,808,497.7000	2.7263	2.94	3.37%
30	02/2006	626,903,095.84	1,835,394.3000	2.8064	3.02	3.51%
31	03/2006	611,037,806.99	1,919,991.4300	2.8979	3.10	3.77%
32	04/2006	595,572,193.04	1,669,079.2000	2.9717	3.17	3.36%
33	05/2006	580,498,743.51	1,667,897.6100	3.0368	3.23	3.45%
34	06/2006	565,807,460.54	1,527,285.8200	3.1104	3.30	3.24%
35	07/2006	551,486,208.97	1,509,300.0300	3.1849	3.37	3.28%
36	08/2006	537,525,679.35	1,502,762.1900	3.2518	3.43	3.35%
37	09/2006	523,935,686.27	1,438,167.4600	3.3038	3.49	3.29%
38	10/2006	510,687,770.92	1,441,390.5300	3.3801	3.56	3.39%
39	11/2006	497,775,904.27	1,336,103.7500	3.4419	3.62	3.22%
40	12/2006	485,191,558.19	1,335,051.5300	3.4905	3.68	3.30%
41	01/2007	472,923,700.97	1,212,288.5900	3.5636	3.74	3.08%
42	02/2007	460,964,384.03	1,227,598.3800	3.6258	3.80	3.20%
43	03/2007	449,316,101.10	1,337,686.3800	3.6827	3.85	3.57%
44	04/2007	437,960,623.75	1,123,197.5800	3.7506	3.91	3.08%
45	05/2007	426,892,022.43	1,136,994.4300	3.8021	3.96	3.20%
46	06/2007	416,103,014.82	1,038,216.8700	3.8383	4.01	2.99%
47	07/2007	405,585,128.40	1,038,014.6700	3.9055	4.06	3.07%
48	08/2007	395,331,561.05	989,662.2000	3.9590	4.11	3.00%
49	09/2007	385,342,573.22	949,230.2600	3.9941	4.15	2.96%
50	10/2007	375,604,517.44	957,897.5200	4.0628	4.20	3.06%
51	11/2007	366,112,023.86	874,247.0500	4.1043	4.24	2.87%
52	12/2007	356,858,889.43	890,475.7100	4.1263	4.28	2.99%
53	01/2008	347,838,159.74	797,298.2800	4.1910	4.33	2.75%
54	02/2008	339,044,008.86	797,976.6800	4.2306	4.37	2.82%
55	03/2008	330,475,536.26	860,825.0800	4.2561	4.41	3.13%
56	04/2008	322,122,222.81	732,749.3000	4.3159	4.45	2.73%
57	05/2008	313,979,342.55	751,379.4400	4.3531	4.49	2.87%
58	06/2008	306,041,592.53	677,800.9800	4.3763	4.52	2.66%
59	07/2008	298,303,145.74	686,763.3400	4.4345	4.54	2.76%
60	08/2008	290,759,009.13	636,467.2400	4.4697	4.56	2.63%
61	09/2008	283,407,306.26	611,716.2000	4.4894	4.58	2.59%
62	10/2008	276,240,164.38	623,968.6100	4.5487	4.61	2.71%
63	11/2008	269,253,322.91	562,760.4100	4.5617	4.63	2.51%
64	12/2008	262,442,229.78	600,909.6900	4.4806	4.67	2.75%
65	01/2009	255,802,138.96	532,820.1800	4.5299	4.72	2.50%
66	02/2009	249,328,768.90	527,881.8900	4.5817	4.78	2.54%
67	03/2009	243,020,965.87	610,507.9100	4.6592	4.84	3.01%
68	04/2009	236,871,504.30	472,766.0700	4.7151	4.87	2.40%
69	05/2009	230,876,934.50	489,080.4700	4.7637	4.88	2.54%
70	06/2009	225,033,352.05	426,726.4500	4.8196	4.91	2.28%
71	07/2009	219,336,461.43	439,406.0800	4.8707	4.92	2.40%
72	08/2009	213,782,591.02	397,590.6900	4.9029	4.94	2.23%
73	09/2009	208,369,987.67	396,957.7000	4.8199	4.96	2.29%
74	10/2009	203,093,251.88	415,839.5400	4.8354	5.00	2.46%
75	11/2009	197,949,205.79	363,692.0900	4.8814	5.03	2.20%
76	12/2009	192,934,555.39	376,316.3500	4.9279	5.07	2.34%
77	01/2010	188,045,802.69	324,395.6400	4.9759	5.11	2.07%
78	02/2010	183,279,797.92	323,566.2900	5.0172	5.15	2.12%

79	03/2010	178,635,524.04	404,058.0500	5.0289	5.18	2.71%
80	04/2010	174,107,840.74	299,268.6800	5.0637	5.17	2.06%
81	05/2010	169,694,084.26	315,288.7400	5.1057	5.15	2.23%
82	06/2010	165,391,315.17	270,437.8900	5.1547	5.13	1.96%
83	07/2010	161,196,580.35	284,996.7200	5.1986	5.10	2.12%
84	08/2010	157,107,177.70	243,130.1900	5.2018	5.08	1.86%
85	09/2010	153,119,849.94	261,074.2400	4.9711	5.06	2.05%
86	10/2010	149,232,678.42	280,538.5000	4.9405	5.07	2.26%
87	11/2010	145,443,027.04	242,196.9500	4.9746	5.09	2.00%
88	12/2010	141,748,509.31	255,108.0200	5.0108	5.11	2.16%
89	01/2011	138,146,831.55	218,941.0800	5.0478	5.13	1.90%
90	02/2011	134,635,671.54	212,551.3100	5.0737	5.14	1.89%
91	03/2011	131,213,271.31	277,838.7000	5.0395	5.16	2.54%
92	04/2011	127,876,894.68	200,858.3500	5.0551	5.18	1.88%
93	05/2011	124,624,517.89	128,338.7400	5.0862	5.20	1.24%
94	06/2011	121,454,035.46	106,298.7600	5.1232	5.22	1.05%
95	07/2011	118,363,267.34	113,126.9100	5.1569	5.24	1.15%
96	08/2011	115,350,219.36	102,521.9900	5.1819	5.26	1.07%
97	09/2011	112,413,696.92	104,144.1500	5.1513	5.28	1.11%
98	10/2011	109,551,020.72	116,169.5600	5.1692	5.32	1.27%
99	11/2011	106,760,474.90	104,486.1800	5.2009	5.36	1.17%
100	12/2011	104,040,273.83	114,018.8500	5.2331	5.40	1.32%
101	01/2012	101,388,500.20	102,695.1200	5.2665	5.44	1.22%
102	02/2012	98,803,442.33	110,536.4600	5.3037	5.48	1.34%
103	03/2012	96,284,709.46	126,299.8600	5.3727	5.52	1.57%
104	04/2012	93,829,338.62	109,328.0100	5.4131	5.55	1.40%
105	05/2012	91,435,942.67	117,923.5700	5.4454	5.58	1.55%
106	06/2012	89,102,953.58	109,852.0700	5.4806	5.61	1.48%
107	07/2012	86,828,669.68	116,320.0900	5.5135	5.63	1.61%
108	08/2012	84,611,622.77	116,048.2800	5.5422	5.66	1.65%
109	09/2012	82,451,227.63	116,650.5000	5.5411	5.68	1.70%
110	10/2012	80,345,203.18	121,902.6300	5.5668	5.71	1.82%
111	11/2012	78,292,304.51	119,112.8500	5.5989	5.74	1.83%
112	12/2012	76,291,202.26	121,930.6200	5.6311	5.77	1.92%
113	01/2013	74,340,481.56	120,317.4100	5.6643	5.80	1.94%
114	02/2013	72,438,882.57	126,100.5000	5.6943	5.83	2.09%
115	03/2013	70,585,897.73	133,217.9100	5.7131	5.85	2.26%
116	04/2013	68,779,575.02	129,252.4500	5.7395	5.84	2.26%
117	05/2013	67,018,827.15	130,822.8800	5.7691	5.82	2.34%
118	06/2013	65,302,482.81	132,015.2100	5.8040	5.80	2.43%
119	07/2013	63,629,380.31	133,172.9000	5.8347	5.77	2.51%
120	08/2013	61,998,438.35	132,425.2000	5.8323	5.75	2.56%
121	09/2013	60,408,310.53	133,563.9100	5.6423	5.73	2.65%
122	10/2013	58,858,274.41	134,327.5900	5.6150	5.74	2.74%
123	11/2013	57,347,273.81	135,204.5200	5.6398	5.76	2.83%
124	12/2013	55,874,354.71	136,266.9300	5.6664	5.78	2.93%
125	01/2014	54,438,598.12	137,299.2700	5.6939	5.80	3.03%
126	02/2014	53,039,074.35	139,721.7900	5.7161	5.82	3.16%
127	03/2014	51,675,106.53	140,660.2900	5.7131	5.84	3.27%
128	04/2014	50,345,570.47	141,891.1800	5.7300	5.85	3.38%

129	05/2014	49,049,656.25	143,055.6400	5.7540	5.86	3.50%
130	06/2014	47,786,516.19	143,896.0200	5.7827	5.87	3.61%
131	07/2014	46,555,282.15	144,711.4400	5.8083	5.88	3.73%
132	08/2014	45,355,155.57	146,564.4200	5.8233	5.88	3.88%
133	09/2014	44,185,534.46	147,304.7200	5.7743	5.89	4.00%
134	10/2014	43,045,474.69	148,185.1800	5.7815	5.91	4.13%
135	11/2014	41,934,263.20	149,074.2400	5.8052	5.94	4.27%
136	12/2014	40,851,182.85	149,740.3400	5.8296	5.96	4.40%
137	01/2015	39,795,496.01	150,386.3800	5.8548	5.98	4.53%
138	02/2015	38,766,516.84	152,755.5500	5.8780	6.00	4.73%
139	03/2015	37,763,873.95	153,318.3800	5.8953	6.02	4.87%
140	04/2015	36,786,603.91	154,058.2400	5.9157	6.01	5.03%
141	05/2015	35,834,104.49	154,678.0500	5.9383	5.98	5.18%
142	06/2015	34,905,737.91	155,180.0800	5.9651	5.95	5.33%
143	07/2015	34,000,882.53	155,666.2700	5.9883	5.93	5.49%
144	08/2015	33,118,949.45	154,833.4700	5.9803	5.90	5.61%
145	09/2015	32,259,134.18	155,322.5800	5.7965	5.87	5.78%
146	10/2015	31,421,117.92	155,570.2100	5.7657	5.88	5.94%
147	11/2015	30,604,314.40	155,875.2000	5.7841	5.89	6.11%
148	12/2015	29,808,204.56	156,332.6400	5.8042	5.91	6.29%
149	01/2016	29,032,299.12	156,775.9900	5.8250	5.92	6.48%
150	02/2016	28,276,091.57	157,548.7500	5.8405	5.93	6.69%
151	03/2016	27,539,151.03	157,956.3800	5.8291	5.94	6.88%
152	04/2016	26,820,930.00	158,464.6200	5.8401	5.95	7.09%
153	05/2016	26,120,979.83	158,953.4300	5.8588	5.96	7.30%
154	06/2016	25,438,841.03	159,316.4300	5.8799	5.97	7.52%
155	07/2016	24,774,046.00	159,667.5300	5.8993	5.98	7.73%
156	08/2016	24,126,159.59	160,556.2500	5.9127	5.99	7.99%
157	09/2016	23,494,861.33	160,870.4400	5.8898	6.01	8.22%
158	10/2016	22,879,628.70	161,283.2300	5.8994	6.04	8.46%
159	11/2016	22,280,079.03	730,519.9300	5.9178	6.07	39.35%
160	12/2016	21,695,823.70	726,892.0500	5.9366	6.10	40.20%
161	01/2017	21,126,452.00	708,180.4400	5.9565	6.14	40.23%
162	02/2017	20,571,590.20	691,025.4800	5.9844	6.17	40.31%
163	03/2017	20,031,133.81	673,228.9500	6.0681	6.21	40.33%
164	04/2017	19,504,455.23	656,046.3100	6.1009	6.22	40.36%
165	05/2017	18,991,247.47	639,276.8800	6.1201	6.23	40.39%
166	06/2017	18,491,165.77	622,790.6000	6.1424	6.24	40.42%
167	07/2017	18,003,845.75	606,721.6600	6.1621	6.24	40.44%
168	08/2017	17,528,966.77	591,432.0400	6.1739	6.25	40.49%
169	09/2017	17,066,308.17	576,159.7300	6.1387	6.26	40.51%
170	10/2017	16,615,468.70	561,315.6900	6.1453	6.28	40.54%
171	11/2017	16,176,161.51	546,856.3100	6.1636	6.29	40.57%
172	12/2017	15,748,098.48	532,714.0700	6.1826	6.31	40.59%
173	01/2018	15,330,984.41	518,930.3900	6.2023	6.33	40.62%
174	02/2018	14,924,544.00	505,928.0600	6.2212	6.35	40.68%
175	03/2018	14,528,619.05	492,826.8600	6.2412	6.37	40.71%
176	04/2018	14,142,832.24	480,101.4800	6.2582	6.34	40.74%
177	05/2018	13,766,939.61	467,670.8500	6.2760	6.32	40.76%
178	06/2018	13,400,684.71	455,540.0500	6.2973	6.29	40.79%

179	07/2018	13,043,820.88	443,717.1700	6.3153	6.26	40.82%
180	08/2018	12,696,111.73	430,155.1700	6.3030	6.22	40.66%
181	09/2018	12,358,799.77	418,342.6600	6.1219	6.20	40.62%
182	10/2018	12,030,790.87	407,068.5400	6.0885	6.18	40.60%
183	11/2018	11,711,508.50	396,095.7200	6.1025	6.18	40.59%
184	12/2018	11,400,731.89	385,827.9900	6.1183	6.17	40.61%
185	01/2019	11,097,917.33	375,821.0700	6.1342	6.16	40.64%
186	02/2019	10,802,864.41	365,847.5600	6.1355	6.15	40.64%
187	03/2019	10,515,315.61	356,346.6200	6.0506	6.14	40.67%
188	04/2019	10,235,145.61	347,057.5300	6.0395	6.12	40.69%
189	05/2019	9,962,160.14	337,998.6500	6.0521	6.10	40.71%
190	06/2019	9,696,176.74	329,205.4000	6.0685	6.07	40.74%
191	07/2019	9,437,029.22	320,635.8500	6.0821	6.05	40.77%
192	08/2019	9,184,545.24	311,971.0200	6.0721	6.02	40.76%
193	09/2019	8,938,463.88	303,837.5100	5.9304	6.00	40.79%
194	10/2019	8,698,718.79	295,868.9800	5.9041	6.00	40.82%
195	11/2019	8,465,137.55	288,113.1600	5.9146	6.01	40.84%
196	12/2019	8,237,567.85	280,587.3400	5.9267	6.01	40.87%
197	01/2020	8,015,867.81	273,253.4300	5.9391	6.02	40.91%
198	02/2020	7,799,889.20	266,113.7500	5.9474	6.03	40.94%
199	03/2020	7,589,489.71	259,149.1400	5.9339	6.03	40.97%
200	04/2020	7,384,526.06	252,369.1300	5.9384	6.03	41.01%
201	05/2020	7,184,863.00	245,758.3800	5.9496	6.02	41.05%
202	06/2020	6,990,365.24	239,313.3200	5.9624	6.01	41.08%
203	07/2020	6,800,901.13	233,032.8600	5.9737	6.00	41.12%
204	08/2020	6,616,343.33	226,858.4300	5.9729	5.99	41.15%
205	09/2020	6,436,550.01	220,895.7400	5.9040	5.99	41.18%
206	10/2020	6,261,418.65	215,079.8200	5.8953	6.00	41.22%
207	11/2020	6,090,829.37	209,418.4700	5.9050	6.02	41.26%
208	12/2020	5,924,669.05	203,901.9600	5.9156	6.04	41.30%
209	01/2021	5,762,825.44	198,526.6700	5.9268	6.05	41.34%
210	02/2021	5,605,189.15	193,399.3000	5.9414	6.07	41.40%
211	03/2021	5,451,690.71	188,294.0900	5.9807	6.09	41.45%
212	04/2021	5,302,187.01	183,336.5100	5.9965	6.08	41.49%
213	05/2021	5,156,582.40	178,500.9600	6.0070	6.07	41.54%
214	06/2021	5,014,776.04	173,777.6600	6.0198	6.06	41.58%
215	07/2021	4,876,667.41	169,175.5100	6.0303	6.05	41.63%
216	08/2021	4,742,162.65	164,658.7600	6.0281	6.04	41.67%
217	09/2021	4,611,158.73	160,290.2900	5.9538	6.04	41.71%
218	10/2021	4,483,578.46	156,028.2800	5.9431	6.05	41.76%
219	11/2021	4,359,332.83	151,879.8400	5.9519	6.06	41.81%
220	12/2021	4,238,338.52	147,839.7800	5.9618	6.08	41.86%
221	01/2022	4,120,513.47	143,903.6300	5.9722	6.10	41.91%
222	02/2022	4,005,777.03	140,136.7400	5.9858	6.11	41.98%
223	03/2022	3,894,075.42	136,399.5500	6.0224	6.13	42.03%
224	04/2022	3,785,305.87	132,768.2800	6.0369	6.12	42.09%
225	05/2022	3,679,397.23	129,226.3200	6.0466	6.10	42.15%
226	06/2022	3,576,274.93	125,770.2000	6.0586	6.08	42.20%
227	07/2022	3,475,865.88	122,403.1800	6.0682	6.07	42.26%
228	08/2022	3,378,100.91	119,071.6200	6.0612	6.05	42.30%

229	09/2022	3,282,892.99	115,876.8600	5.9616	6.04	42.36%
230	10/2022	3,190,196.96	112,754.8000	5.9436	6.04	42.41%
231	11/2022	3,099,944.94	109,715.2700	5.9512	6.04	42.47%
232	12/2022	3,012,075.34	106,762.2000	5.9600	6.04	42.53%
233	01/2023	2,926,530.38	103,885.5300	5.9690	6.04	42.60%
234	02/2023	2,843,250.63	101,078.2200	5.9738	6.04	42.66%
235	03/2023	2,762,176.12	98,348.6700	5.9554	6.04	42.73%
236	04/2023	2,683,252.50	95,687.9100	5.9557	6.02	42.79%
237	05/2023	2,606,423.92	93,093.1900	5.9634	5.99	42.86%
238	06/2023	2,531,635.57	90,570.5300	5.9735	5.96	42.93%
239	07/2023	2,458,837.13	88,113.3500	5.9812	5.93	43.00%
240	08/2023	2,387,977.58	85,318.2300	5.9645	5.89	42.87%
241	09/2023	2,319,292.94	82,918.5300	5.8136	5.87	42.90%
242	10/2023	2,252,521.80	80,589.9100	5.7806	5.85	42.93%
243	11/2023	2,187,587.25	78,323.9100	5.7856	5.84	42.96%
244	12/2023	2,124,442.06	76,192.2900	5.7922	5.82	43.04%
245	01/2024	2,062,982.94	74,116.1700	5.7987	5.81	43.11%
246	02/2024	2,003,166.55	72,050.2400	5.7936	5.80	43.16%
247	03/2024	1,944,931.50	70,081.5100	5.7193	5.78	43.24%
248	04/2024	1,888,256.82	68,157.8000	5.7050	5.76	43.31%
249	05/2024	1,833,099.56	66,283.3200	5.7099	5.73	43.39%
250	06/2024	1,779,420.30	64,464.9600	5.7163	5.70	43.47%
251	07/2024	1,727,184.21	62,694.1300	5.7214	5.67	43.56%
252	08/2024	1,676,354.07	60,912.7400	5.7051	5.64	43.60%
253	09/2024	1,626,867.55	59,234.1000	5.5728	5.62	43.69%
254	10/2024	1,578,716.77	57,591.5100	5.5427	5.61	43.78%
255	11/2024	1,531,863.57	55,993.2500	5.5454	5.61	43.86%
256	12/2024	1,486,275.11	54,443.4900	5.5496	5.61	43.96%
257	01/2025	1,441,921.80	52,934.4200	5.5539	5.61	44.05%
258	02/2025	1,398,771.64	51,453.8500	5.5548	5.61	44.14%
259	03/2025	1,356,788.11	50,023.2300	5.5369	5.60	44.24%
260	04/2025	1,315,946.46	48,628.7600	5.5343	5.58	44.34%
261	05/2025	1,276,216.34	47,269.9600	5.5378	5.56	44.45%
262	06/2025	1,237,568.41	45,949.4700	5.5429	5.53	44.55%
263	07/2025	1,199,975.79	44,663.8000	5.5462	5.50	44.66%
264	08/2025	1,163,411.03	43,378.9500	5.5301	5.47	44.74%
265	09/2025	1,127,830.84	42,160.6500	5.4075	5.45	44.86%
266	10/2025	1,093,226.64	40,969.7400	5.3785	5.45	44.97%
267	11/2025	1,059,570.58	39,811.3000	5.3797	5.45	45.09%
268	12/2025	1,026,838.50	38,687.4100	5.3823	5.45	45.21%
269	01/2026	995,008.30	37,593.3200	5.3851	5.46	45.34%
270	02/2026	964,056.42	36,526.1100	5.3884	5.46	45.47%
271	03/2026	933,958.76	35,489.4000	5.3966	5.46	45.60%
272	04/2026	904,694.14	34,480.1400	5.3993	5.44	45.73%
273	05/2026	876,240.69	33,497.0300	5.4018	5.42	45.87%
274	06/2026	848,576.77	32,540.8900	5.4055	5.40	46.02%
275	07/2026	821,682.13	31,610.2400	5.4076	5.38	46.16%
276	08/2026	795,536.56	30,686.9200	5.3936	5.35	46.29%
277	09/2026	770,110.89	29,805.4600	5.2914	5.33	46.44%
278	10/2026	745,396.02	28,944.9900	5.2669	5.34	46.60%

279	11/2026	721,371.84	28,108.1600	5.2672	5.34	46.76%
280	12/2026	698,020.54	27,295.7100	5.2688	5.35	46.93%
281	01/2027	675,325.51	26,505.0600	5.2707	5.36	47.10%
282	02/2027	653,269.43	25,736.9900	5.2757	5.36	47.28%
283	03/2027	631,836.19	24,988.2500	5.3016	5.37	47.46%
284	04/2027	611,008.54	24,259.9700	5.3078	5.35	47.65%
285	05/2027	590,770.63	23,550.8300	5.3097	5.33	47.84%
286	06/2027	571,106.57	22,860.9500	5.3125	5.31	48.04%
287	07/2027	552,001.25	22,189.6900	5.3139	5.29	48.24%
288	08/2027	533,439.83	21,527.2300	5.3015	5.27	48.43%
289	09/2027	515,402.40	20,891.8500	5.2135	5.25	48.64%
290	10/2027	497,880.72	20,272.2100	5.1922	5.26	48.86%
291	11/2027	480,860.20	19,669.6900	5.1920	5.26	49.09%
292	12/2027	464,327.72	19,084.6600	5.1930	5.26	49.32%
293	01/2028	448,270.98	18,515.5400	5.1941	5.27	49.57%
294	02/2028	432,677.27	17,962.0600	5.1974	5.27	49.82%
295	03/2028	417,534.32	17,423.5200	5.2150	5.28	50.08%
296	04/2028	402,829.98	16,899.1000	5.2192	5.27	50.34%
297	05/2028	388,553.27	16,389.5100	5.2204	5.25	50.62%
298	06/2028	374,691.90	15,893.8300	5.2220	5.24	50.90%
299	07/2028	361,234.88	15,411.7200	5.2228	5.23	51.20%
300	08/2028	348,171.34	14,938.9300	5.2141	5.21	51.49%
301	09/2028	335,488.07	14,483.0500	5.1542	5.20	51.80%
302	10/2028	323,177.48	14,039.1500	5.1397	5.21	52.13%
303	11/2028	311,229.15	13,607.6700	5.1393	5.22	52.47%
304	12/2028	299,633.48	13,188.4400	5.1399	5.23	52.82%
305	01/2029	288,381.17	12,780.7900	5.1407	5.24	53.18%
306	02/2029	277,462.92	12,386.2800	5.1474	5.25	53.57%
307	03/2029	266,870.92	12,000.8600	5.1912	5.26	53.96%
308	04/2029	256,595.03	11,626.4100	5.2009	5.24	54.37%
309	05/2029	246,626.86	11,262.1600	5.2022	5.23	54.80%
310	06/2029	236,957.90	10,907.9700	5.2040	5.21	55.24%
311	07/2029	227,579.97	10,563.6300	5.2045	5.19	55.70%
312	08/2029	218,485.12	10,226.0200	5.1932	5.17	56.17%
313	09/2029	209,663.69	9,900.6600	5.1176	5.16	56.67%
314	10/2029	201,110.26	9,583.9700	5.0988	5.16	57.19%
315	11/2029	192,817.19	9,276.3000	5.0980	5.17	57.73%
316	12/2029	184,777.47	8,977.5600	5.0982	5.19	58.30%
317	01/2030	176,984.36	8,687.2400	5.0988	5.20	58.90%
318	02/2030	169,431.08	8,406.1100	5.1056	5.21	59.54%
319	03/2030	162,111.75	8,131.9300	5.1521	5.22	60.19%
320	04/2030	155,019.17	7,865.6600	5.1624	5.20	60.89%
321	05/2030	148,147.19	7,606.8300	5.1634	5.19	61.62%
322	06/2030	141,489.64	7,355.2900	5.1648	5.17	62.38%
323	07/2030	135,040.54	7,110.8900	5.1651	5.15	63.19%
324	08/2030	128,794.11	6,871.8300	5.1535	5.13	64.03%
325	09/2030	122,743.54	6,641.1800	5.0776	5.12	64.93%
326	10/2030	116,884.66	6,416.8800	5.0585	5.12	65.88%
327	11/2030	111,211.92	6,199.0800	5.0575	5.13	66.89%
328	12/2030	105,720.21	5,987.7100	5.0575	5.14	67.96%

329	01/2031	100,404.61	5,782.4200	5.0577	5.15	69.11%
330	02/2031	95,260.18	5,583.5400	5.0640	5.16	70.34%
331	03/2031	90,282.48	5,389.9300	5.1080	5.17	71.64%
332	04/2031	85,466.45	5,202.0100	5.1174	5.16	73.04%
333	05/2031	80,807.58	5,019.4700	5.1181	5.14	74.54%
334	06/2031	76,301.40	4,842.2400	5.1192	5.12	76.15%
335	07/2031	71,943.59	4,670.1600	5.1191	5.10	77.90%
336	08/2031	67,729.94	4,502.2200	5.1065	5.08	79.77%
337	09/2031	63,655.69	4,340.0700	5.0259	5.06	81.82%
338	10/2031	59,717.62	4,182.5300	5.0053	5.06	84.05%
339	11/2031	55,911.74	4,029.6600	5.0040	5.06	86.49%
340	12/2031	52,234.32	3,881.4200	5.0036	5.07	89.17%
341	01/2032	48,681.79	3,737.5600	5.0034	5.07	92.13%
342	02/2032	45,250.57	3,597.9300	5.0053	5.07	95.41%
343	03/2032	41,937.15	3,462.5000	5.0207	5.07	99.08%
344	04/2032	38,738.16	3,331.0900	5.0235	5.06	103.19%
345	05/2032	35,650.32	3,203.6000	5.0234	5.04	107.83%
346	06/2032	32,670.40	3,079.9500	5.0235	5.02	113.13%
347	07/2032	29,795.28	2,960.0100	5.0229	5.01	119.21%
348	08/2032	27,021.93	2,843.3400	5.0109	4.99	126.27%
349	09/2032	24,347.12	2,730.5400	4.9378	4.97	134.58%
350	10/2032	21,768.30	2,621.1100	4.9188	4.97	144.49%
351	11/2032	19,282.62	2,515.0200	4.9170	4.97	156.52%
352	12/2032	16,887.36	2,412.2100	4.9162	4.98	171.41%
353	01/2033	14,579.91	2,312.5400	4.9155	4.98	190.33%
354	02/2033	12,357.68	2,215.9300	4.9174	4.99	215.18%
355	03/2033	10,218.14	2,122.3100	4.9355	4.99	249.24%
356	04/2033	8,158.86	2,017.0600	4.9382	4.96	296.67%
357	05/2033	6,191.97	1,929.8600	4.9378	4.94	374.01%
358	06/2033	4,300.00	1,842.8500	4.9377	4.91	514.28%
359	07/2033	2,483.27	1,530.6000	4.9365	4.88	739.64%
360	08/2033	967.51	437.3700	4.9182	4.85	542.47%
361	09/2033	535.99	374.6400	4.8074	4.83	838.76%
362	10/2033	165	165.49	4.7782	4.83	1206.93%
Total						

Asset Backed Certificates
ARSI
2003-W1 **PX to Mat**

Period	Date	Collateral Balance	XS	_1MonthLIBOR	_6MonthLIBOR	XS%
1	09/2003	*	*	*	*	*
2	10/2003	*	*	*	*	*
3	11/2003	1,228,743,713.22	4,534,707.45	1.0710	1.0940	4.43%
4	12/2003	1,202,519,538.81	4,478,809.42	1.0765	1.1093	4.47%
5	01/2004	1,176,394,044.92	4,325,007.45	1.0709	1.1335	4.41%
6	02/2004	1,150,356,100.82	4,207,111.57	1.0856	1.1617	4.39%
7	03/2004	1,124,397,355.96	4,180,533.51	1.1176	1.1998	4.46%
8	04/2004	1,098,512,244.94	3,964,068.80	1.1275	1.2478	4.33%
9	05/2004	1,072,697,976.26	3,884,927.77	1.1622	1.2974	4.35%
10	06/2004	1,046,954,504.31	3,684,844.50	1.2180	1.3599	4.22%
11	07/2004	1,021,284,483.99	3,620,325.56	1.2415	1.4275	4.25%
12	08/2004	995,693,207.60	3,414,577.36	1.3108	1.5025	4.12%
13	09/2004	970,601,218.61	3,252,216.96	1.3971	1.5805	4.02%
14	10/2004	946,009,977.96	3,184,984.23	1.4387	1.6665	4.04%
15	11/2004	921,974,552.67	2,976,086.80	1.5287	1.7510	3.87%
16	12/2004	898,547,581.63	2,876,207.82	1.6279	1.8374	3.84%
17	01/2005	875,713,676.87	2,702,713.92	1.6825	1.9266	3.70%
18	02/2005	853,457,839.82	2,556,327.49	1.7834	2.0158	3.59%
19	03/2005	831,765,451.42	2,583,239.49	1.8955	2.1056	3.73%
20	04/2005	810,622,262.53	2,299,022.75	1.9577	2.1932	3.40%
21	05/2005	790,014,384.53	2,238,642.53	2.0418	2.2737	3.40%
22	06/2005	769,928,280.19	2,051,308.90	2.1470	2.3637	3.20%
23	07/2005	750,350,758.26	2,010,888.93	2.2158	2.4469	3.22%
24	08/2005	731,268,994.07	2,204,925.34	2.3079	2.5339	3.62%
25	09/2005	712,731,993.27	2,088,127.62	2.4011	2.6165	3.52%
26	10/2005	694,662,909.23	2,108,211.94	2.4772	2.7024	3.64%
27	11/2005	677,060,235.11	2,009,197.06	2.5587	2.7831	3.56%
28	12/2005	659,912,416.84	1,964,071.97	2.6495	2.8636	3.57%

29	01/2006	643,197,001.53	1,808,497.70	2.7263	2.9431	3.37%
30	02/2006	626,903,095.84	1,835,394.30	2.8064	3.0201	3.51%
31	03/2006	611,037,806.99	1,919,991.43	2.8979	3.0969	3.77%
32	04/2006	595,572,193.04	1,669,079.20	2.9717	3.1675	3.36%
33	05/2006	580,498,743.51	1,667,897.61	3.0368	3.2309	3.45%
34	06/2006	565,807,460.54	1,527,285.82	3.1104	3.3023	3.24%
35	07/2006	551,486,208.97	1,509,300.03	3.1849	3.3655	3.28%
36	08/2006	537,525,679.35	1,502,762.19	3.2518	3.4302	3.35%
37	09/2006	523,935,686.27	5,828,726.52	3.3038	3.4924	13.35%
38	10/2006	510,687,770.92	1,903,178.18	3.3801	3.5581	4.47%
39	11/2006	497,775,904.27	1,805,026.70	3.4419	3.6184	4.35%
40	12/2006	485,191,558.19	1,797,866.23	3.4905	3.6791	4.45%
41	01/2007	472,923,700.97	1,670,136.51	3.5636	3.7392	4.24%
42	02/2007	460,964,384.03	1,677,110.01	3.6258	3.7968	4.37%
43	03/2007	449,316,101.10	1,775,125.60	3.6827	3.8545	4.74%
44	04/2007	437,960,623.75	1,557,168.24	3.7506	3.9090	4.27%
45	05/2007	426,892,022.43	1,561,880.39	3.8021	3.9574	4.39%
46	06/2007	416,103,014.82	1,457,468.30	3.8383	4.0116	4.20%
47	07/2007	405,585,128.40	1,448,279.30	3.9055	4.0596	4.29%
48	08/2007	395,331,561.05	1,394,353.38	3.9590	4.1085	4.23%
49	09/2007	385,342,573.22	1,347,158.58	3.9941	4.1538	4.20%
50	10/2007	375,604,517.44	1,347,013.14	4.0628	4.1993	4.30%
51	11/2007	366,112,023.86	1,258,685.10	4.1043	4.2410	4.13%
52	12/2007	356,858,889.43	1,266,655.49	4.1263	4.2828	4.26%
53	01/2008	347,838,159.74	1,169,018.86	4.1910	4.3258	4.03%
54	02/2008	339,044,008.86	1,163,394.20	4.2306	4.3667	4.12%
55	03/2008	330,475,536.26	1,216,033.16	4.2561	4.4082	4.42%
56	04/2008	322,122,222.81	1,086,196.31	4.3159	4.4489	4.05%
57	05/2008	313,979,342.55	1,096,807.32	4.3531	4.4863	4.19%
58	06/2008	306,041,592.53	1,019,997.56	4.3763	4.5234	4.00%
59	07/2008	298,303,145.74	1,020,902.91	4.4345	4.5408	4.11%
60	08/2008	290,759,009.13	967,459.40	4.4697	4.5569	3.99%
61	09/2008	283,407,306.26	937,607.92	4.4894	4.5757	3.97%
62	10/2008	276,240,164.38	941,982.45	4.5487	4.6054	4.09%
63	11/2008	269,253,322.91	878,402.60	4.5617	4.6311	3.91%
64	12/2008	262,442,229.78	910,346.80	4.4806	4.6656	4.16%
65	01/2009	255,802,138.96	839,839.36	4.5299	4.7245	3.94%
66	02/2009	249,328,768.90	829,871.83	4.5817	4.7821	3.99%
67	03/2009	243,020,965.87	899,463.26	4.6592	4.8380	4.44%
68	04/2009	236,871,504.30	764,803.56	4.7151	4.8661	3.87%
69	05/2009	230,876,934.50	773,801.35	4.7637	4.8846	4.02%
70	06/2009	225,033,352.05	709,488.77	4.8196	4.9052	3.78%
71	07/2009	219,336,461.43	714,970.30	4.8707	4.9233	3.91%
72	08/2009	213,782,591.02	671,624.56	4.9029	4.9412	3.77%
73	09/2009	208,369,987.67	668,390.50	4.8199	4.9604	3.85%
74	10/2009	203,093,251.88	680,669.82	4.8354	4.9973	4.02%
75	11/2009	197,949,205.79	627,253.22	4.8814	5.0343	3.80%
76	12/2009	192,934,555.39	633,004.96	4.9279	5.0727	3.94%
77	01/2010	188,045,802.69	579,981.20	4.9759	5.1121	3.70%
78	02/2010	183,279,797.92	464,599.83	5.0172	5.1498	3.04%

79	03/2010	178,635,524.04	483,045.61	5.0289	5.1821	3.24%
80	04/2010	174,107,840.74	386,681.96	5.0637	5.1718	2.67%
81	05/2010	169,694,084.26	399,740.09	5.1057	5.1519	2.83%
82	06/2010	165,391,315.17	357,450.76	5.1547	5.1278	2.59%
83	07/2010	161,196,580.35	369,014.81	5.1986	5.1036	2.75%
84	08/2010	157,107,177.70	330,301.86	5.2018	5.0773	2.52%
85	09/2010	153,119,849.94	351,792.13	4.9711	5.0559	2.76%
86	10/2010	149,232,678.42	369,100.55	4.9405	5.0685	2.97%
87	11/2010	145,443,027.04	333,611.78	4.9746	5.0870	2.75%
88	12/2010	141,748,509.31	343,441.14	5.0108	5.1062	2.91%
89	01/2011	138,146,831.55	310,061.41	5.0478	5.1257	2.69%
90	02/2011	134,635,671.54	303,657.63	5.0737	5.1442	2.71%
91	03/2011	131,213,271.31	360,851.23	5.0395	5.1631	3.30%
92	04/2011	127,876,894.68	292,875.16	5.0551	5.1827	2.75%
93	05/2011	124,624,517.89	256,196.21	5.0862	5.2003	2.47%
94	06/2011	121,454,035.46	228,327.93	5.1232	5.2209	2.26%
95	07/2011	118,363,267.34	238,887.33	5.1569	5.2393	2.42%
96	08/2011	115,350,219.36	218,607.80	5.1819	5.2581	2.27%
97	09/2011	112,413,696.92	216,699.37	5.1513	5.2785	2.31%
98	10/2011	109,551,020.72	228,723.45	5.1692	5.3176	2.51%
99	11/2011	106,760,474.90	205,568.06	5.2009	5.3576	2.31%
100	12/2011	104,040,273.83	215,190.96	5.2331	5.3990	2.48%
101	01/2012	101,388,500.20	191,999.69	5.2665	5.4419	2.27%
102	02/2012	98,803,442.33	193,896.29	5.3037	5.4836	2.35%
103	03/2012	96,284,709.46	215,983.76	5.3727	5.5249	2.69%
104	04/2012	93,829,338.62	179,510.79	5.4131	5.5544	2.30%
105	05/2012	91,435,942.67	189,900.62	5.4454	5.5792	2.49%
106	06/2012	89,102,953.58	169,039.63	5.4806	5.6062	2.28%
107	07/2012	86,828,669.68	177,893.34	5.5135	5.6315	2.46%
108	08/2012	84,611,622.77	164,250.54	5.5422	5.6575	2.33%
109	09/2012	82,451,227.63	161,173.79	5.5411	5.6830	2.35%
110	10/2012	80,345,203.18	170,581.37	5.5668	5.7135	2.55%
111	11/2012	78,292,304.51	153,223.59	5.5989	5.7410	2.35%
112	12/2012	76,291,202.26	161,118.82	5.6311	5.7703	2.53%
113	01/2013	74,340,481.56	143,879.00	5.6643	5.8004	2.32%
114	02/2013	72,438,882.57	144,372.99	5.6943	5.8293	2.39%
115	03/2013	70,585,897.73	176,521.04	5.7131	5.8536	3.00%
116	04/2013	68,779,575.02	137,365.10	5.7395	5.8410	2.40%
117	05/2013	67,018,827.15	144,910.38	5.7691	5.8209	2.59%
118	06/2013	65,302,482.81	129,671.38	5.8040	5.7975	2.38%
119	07/2013	63,629,380.31	136,647.82	5.8347	5.7744	2.58%
120	08/2013	61,998,438.35	122,055.30	5.8323	5.7498	2.36%
121	09/2013	60,408,310.53	128,768.17	5.6423	5.7303	2.56%
122	10/2013	58,858,274.41	137,061.55	5.6150	5.7434	2.79%
123	11/2013	57,347,273.81	123,991.49	5.6398	5.7615	2.59%
124	12/2013	55,874,354.71	129,955.75	5.6664	5.7811	2.79%
125	01/2014	54,438,598.12	117,633.00	5.6939	5.8014	2.59%
126	02/2014	53,039,074.35	116,209.72	5.7161	5.8208	2.63%
127	03/2014	51,675,106.53	139,713.33	5.7131	5.8396	3.24%
128	04/2014	50,345,570.47	112,246.40	5.7300	5.8504	2.68%

129	05/2014	49,049,656.25	117,829.94	5.7540	5.8581	2.88%
130	06/2014	47,786,516.19	107,108.99	5.7827	5.8676	2.69%
131	07/2014	46,555,282.15	112,119.53	5.8083	5.8754	2.89%
132	08/2014	45,355,155.57	103,556.65	5.8233	5.8834	2.74%
133	09/2014	44,185,534.46	103,608.97	5.7743	5.8926	2.81%
134	10/2014	43,045,474.69	108,823.75	5.7815	5.9143	3.03%
135	11/2014	41,934,263.20	99,963.28	5.8052	5.9354	2.86%
136	12/2014	40,851,182.85	104,240.07	5.8296	5.9583	3.06%
137	01/2015	39,795,496.01	95,687.88	5.8548	5.9819	2.89%
138	02/2015	38,766,516.84	95,462.98	5.8780	6.0046	2.96%
139	03/2015	37,763,873.95	111,372.28	5.8953	6.0226	3.54%
140	04/2015	36,786,603.91	92,092.60	5.9157	6.0051	3.00%
141	05/2015	35,834,104.49	95,953.03	5.9383	5.9810	3.21%
142	06/2015	34,905,737.91	88,586.36	5.9651	5.9532	3.05%
143	07/2015	34,000,882.53	92,024.06	5.9883	5.9262	3.25%
144	08/2015	33,118,949.45	84,338.88	5.9803	5.8977	3.06%
145	09/2015	32,259,134.18	87,157.80	5.7965	5.8742	3.24%
146	10/2015	31,421,117.92	90,793.74	5.7657	5.8807	3.47%
147	11/2015	30,604,314.40	84,320.25	5.7841	5.8925	3.31%
148	12/2015	29,808,204.56	86,918.14	5.8042	5.9053	3.50%
149	01/2016	29,032,299.12	80,962.14	5.8250	5.9183	3.35%
150	02/2016	28,276,091.57	79,812.79	5.8405	5.9309	3.39%
151	03/2016	27,539,151.03	86,644.76	5.8291	5.9435	3.78%
152	04/2016	26,820,930.00	77,635.51	5.8401	5.9542	3.47%
153	05/2016	26,120,979.83	79,968.96	5.8588	5.9636	3.67%
154	06/2016	25,438,841.03	74,909.31	5.8799	5.9742	3.53%
155	07/2016	24,774,046.00	76,991.41	5.8993	5.9837	3.73%
156	08/2016	24,126,159.59	72,935.04	5.9127	5.9936	3.63%
157	09/2016	23,494,861.33	72,307.87	5.8898	6.0056	3.69%
158	10/2016	22,879,628.70	74,387.82	5.8994	6.0373	3.90%
159	11/2016	22,280,079.03	70,294.79	5.9178	6.0691	3.79%
160	12/2016	21,695,823.70	71,973.85	5.9366	6.1038	3.98%
161	01/2017	21,126,452.00	67,967.06	5.9565	6.1398	3.86%
162	02/2017	20,571,590.20	68,101.01	5.9844	6.1747	3.97%
163	03/2017	20,031,133.81	74,017.43	6.0681	6.2078	4.43%
164	04/2017	19,504,455.23	65,257.15	6.1009	6.2203	4.01%
165	05/2017	18,991,247.47	66,846.08	6.1201	6.2269	4.22%
166	06/2017	18,491,165.77	63,437.19	6.1424	6.2352	4.12%
167	07/2017	18,003,845.75	64,742.54	6.1621	6.2420	4.32%
168	08/2017	17,528,966.77	62,151.39	6.1739	6.2489	4.25%
169	09/2017	17,066,308.17	61,782.87	6.1387	6.2568	4.34%
170	10/2017	16,615,468.70	63,053.97	6.1453	6.2753	4.55%
171	11/2017	16,176,161.51	60,328.96	6.1636	6.2927	4.48%
172	12/2017	15,748,098.48	61,340.74	6.1826	6.3121	4.67%
173	01/2018	15,330,984.41	58,761.49	6.2023	6.3322	4.60%
174	02/2018	14,924,544.00	58,569.97	6.2212	6.3514	4.71%
175	03/2018	14,528,619.05	62,605.28	6.2412	6.3658	5.17%
176	04/2018	14,142,832.24	57,223.22	6.2582	6.3447	4.86%
177	05/2018	13,766,939.61	58,032.72	6.2760	6.3174	5.06%
178	06/2018	13,400,684.71	55,935.01	6.2973	6.2864	5.01%

179	07/2018	13,043,820.88	56,642.34	6.3153	6.2563	5.21%
180	08/2018	12,696,111.73	54,349.16	6.3030	6.2247	5.14%
181	09/2018	12,358,799.77	54,824.85	6.1219	6.1965	5.32%
182	10/2018	12,030,790.87	55,460.03	6.0885	6.1848	5.53%
183	11/2018	11,711,508.50	53,732.25	6.1025	6.1759	5.51%
184	12/2018	11,400,731.89	54,154.89	6.1183	6.1676	5.70%
185	01/2019	11,097,917.33	52,674.86	6.1342	6.1588	5.70%
186	02/2019	10,802,864.41	51,950.65	6.1355	6.1499	5.77%
187	03/2019	10,515,315.61	54,193.50	6.0506	6.1390	6.18%
188	04/2019	10,235,145.61	51,412.34	6.0395	6.1178	6.03%
189	05/2019	9,962,160.14	51,594.16	6.0521	6.0960	6.21%
190	06/2019	9,696,176.74	50,467.90	6.0685	6.0716	6.25%
191	07/2019	9,437,029.22	50,632.37	6.0821	6.0477	6.44%
192	08/2019	9,184,545.24	49,296.81	6.0721	6.0228	6.44%
193	09/2019	8,938,463.88	49,260.55	5.9304	6.0019	6.61%
194	10/2019	8,698,718.79	49,321.03	5.9041	6.0031	6.80%
195	11/2019	8,465,137.55	48,464.73	5.9146	6.0082	6.87%
196	12/2019	8,237,567.85	48,443.98	5.9267	6.0142	7.06%
197	01/2020	8,015,867.81	47,741.14	5.9391	6.0204	7.15%
198	02/2020	7,799,889.20	47,415.12	5.9474	6.0263	7.29%
199	03/2020	7,589,489.71	47,570.98	5.9339	6.0308	7.52%
200	04/2020	7,384,526.06	46,811.84	5.9384	6.0256	7.61%
201	05/2020	7,184,863.00	46,662.39	5.9496	6.0183	7.79%
202	06/2020	6,990,365.24	46,213.54	5.9624	6.0106	7.93%
203	07/2020	6,800,901.13	46,012.98	5.9737	6.0027	8.12%
204	08/2020	6,616,343.33	138,669.38	5.9729	5.9945	25.15%
205	09/2020	6,436,550.01	168,997.57	5.9040	5.9892	31.51%
206	10/2020	6,261,418.65	164,798.88	5.8953	6.0032	31.58%
207	11/2020	6,090,829.37	160,670.12	5.9050	6.0185	31.65%
208	12/2020	5,924,669.05	184,416.56	5.9156	6.0361	37.35%
209	01/2021	5,762,825.44	198,526.67	5.9268	6.0543	41.34%
210	02/2021	5,605,189.15	193,399.30	5.9414	6.0719	41.40%
211	03/2021	5,451,690.71	188,294.09	5.9807	6.0871	41.45%
212	04/2021	5,302,187.01	183,336.51	5.9965	6.0824	41.49%
213	05/2021	5,156,582.40	178,500.96	6.0070	6.0736	41.54%
214	06/2021	5,014,776.04	173,777.66	6.0198	6.0642	41.58%
215	07/2021	4,876,667.41	169,175.51	6.0303	6.0545	41.63%
216	08/2021	4,742,162.65	164,658.76	6.0281	6.0443	41.67%
217	09/2021	4,611,158.73	160,290.29	5.9538	6.0372	41.71%
218	10/2021	4,483,578.46	156,028.28	5.9431	6.0498	41.76%
219	11/2021	4,359,332.83	151,879.84	5.9519	6.0639	41.81%
220	12/2021	4,238,338.52	147,839.78	5.9618	6.0802	41.86%
221	01/2022	4,120,513.47	143,903.63	5.9722	6.0971	41.91%
222	02/2022	4,005,777.03	140,136.74	5.9858	6.1135	41.98%
223	03/2022	3,894,075.42	136,399.55	6.0224	6.1267	42.03%
224	04/2022	3,785,305.87	132,768.28	6.0369	6.1160	42.09%
225	05/2022	3,679,397.23	129,226.32	6.0466	6.1009	42.15%
226	06/2022	3,576,274.93	125,770.20	6.0586	6.0842	42.20%
227	07/2022	3,475,865.88	122,403.18	6.0682	6.0676	42.26%
228	08/2022	3,378,100.91	119,071.62	6.0612	6.0503	42.30%

229	09/2022	3,282,892.99	115,876.86	5.9616	6.0356	42.36%
230	10/2022	3,190,196.96	112,754.80	5.9436	6.0351	42.41%
231	11/2022	3,099,944.94	109,715.27	5.9512	6.0360	42.47%
232	12/2022	3,012,075.34	106,762.20	5.9600	6.0383	42.53%
233	01/2023	2,926,530.38	103,885.53	5.9690	6.0406	42.60%
234	02/2023	2,843,250.63	101,078.22	5.9738	6.0427	42.66%
235	03/2023	2,762,176.12	98,348.67	5.9554	6.0412	42.73%
236	04/2023	2,683,252.50	95,687.91	5.9557	6.0162	42.79%
237	05/2023	2,606,423.92	93,093.19	5.9634	5.9882	42.86%
238	06/2023	2,531,635.57	90,570.53	5.9735	5.9565	42.93%
239	07/2023	2,458,837.13	88,113.35	5.9812	5.9261	43.00%
240	08/2023	2,387,977.58	85,318.23	5.9645	5.8944	42.87%
241	09/2023	2,319,292.94	82,918.53	5.8136	5.8656	42.90%
242	10/2023	2,252,521.80	80,589.91	5.7806	5.8498	42.93%
243	11/2023	2,187,587.25	78,323.91	5.7856	5.8366	42.96%
244	12/2023	2,124,442.06	76,192.29	5.7922	5.8239	43.04%
245	01/2024	2,062,982.94	74,116.17	5.7987	5.8106	43.11%
246	02/2024	2,003,166.55	72,050.24	5.7936	5.7976	43.16%
247	03/2024	1,944,931.50	70,081.51	5.7193	5.7824	43.24%
248	04/2024	1,888,256.82	68,157.80	5.7050	5.7567	43.31%
249	05/2024	1,833,099.56	66,283.32	5.7099	5.7301	43.39%
250	06/2024	1,779,420.30	64,464.96	5.7163	5.7012	43.47%
251	07/2024	1,727,184.21	62,694.13	5.7214	5.6733	43.56%
252	08/2024	1,676,354.07	60,912.74	5.7051	5.6442	43.60%
253	09/2024	1,626,867.55	59,234.10	5.5728	5.6190	43.69%
254	10/2024	1,578,716.77	57,591.51	5.5427	5.6133	43.78%
255	11/2024	1,531,863.57	55,993.25	5.5454	5.6109	43.86%
256	12/2024	1,486,275.11	54,443.49	5.5496	5.6098	43.96%
257	01/2025	1,441,921.80	52,934.42	5.5539	5.6086	44.05%
258	02/2025	1,398,771.64	51,453.85	5.5548	5.6073	44.14%
259	03/2025	1,356,788.11	50,023.23	5.5369	5.6031	44.24%
260	04/2025	1,315,946.46	48,628.76	5.5343	5.5803	44.34%
261	05/2025	1,276,216.34	47,269.96	5.5378	5.5554	44.45%
262	06/2025	1,237,568.41	45,949.47	5.5429	5.5274	44.55%
263	07/2025	1,199,975.79	44,663.80	5.5462	5.5005	44.66%
264	08/2025	1,163,411.03	43,378.95	5.5301	5.4725	44.74%
265	09/2025	1,127,830.84	42,160.65	5.4075	5.4488	44.86%
266	10/2025	1,093,226.64	40,969.74	5.3785	5.4474	44.97%
267	11/2025	1,059,570.58	39,811.30	5.3797	5.4498	45.09%
268	12/2025	1,026,838.50	38,687.41	5.3823	5.4537	45.21%
269	01/2026	995,008.30	37,593.32	5.3851	5.4578	45.34%
270	02/2026	964,056.42	36,526.11	5.3884	5.4616	45.47%
271	03/2026	933,958.76	35,489.40	5.3966	5.4625	45.60%
272	04/2026	904,694.14	34,480.14	5.3993	5.4441	45.73%
273	05/2026	876,240.69	33,497.03	5.4018	5.4229	45.87%
274	06/2026	848,576.77	32,540.89	5.4055	5.3992	46.02%
275	07/2026	821,682.13	31,610.24	5.4076	5.3763	46.16%
276	08/2026	795,536.56	30,686.92	5.3936	5.3525	46.29%
277	09/2026	770,110.89	29,805.46	5.2914	5.3327	46.44%
278	10/2026	745,396.02	28,944.99	5.2669	5.3350	46.60%

279	11/2026	721,371.84	28,108.16	5.2672	5.3407	46.76%
280	12/2026	698,020.54	27,295.71	5.2688	5.3480	46.93%
281	01/2027	675,325.51	26,505.06	5.2707	5.3556	47.10%
282	02/2027	653,269.43	25,736.99	5.2757	5.3630	47.28%
283	03/2027	631,836.19	24,988.25	5.3016	5.3675	47.46%
284	04/2027	611,008.54	24,259.97	5.3078	5.3520	47.65%
285	05/2027	590,770.63	23,550.83	5.3097	5.3336	47.84%
286	06/2027	571,106.57	22,860.95	5.3125	5.3129	48.04%
287	07/2027	552,001.25	22,189.69	5.3139	5.2928	48.24%
288	08/2027	533,439.83	21,527.23	5.3015	5.2721	48.43%
289	09/2027	515,402.40	20,891.85	5.2135	5.2546	48.64%
290	10/2027	497,880.72	20,272.21	5.1922	5.2554	48.86%
291	11/2027	480,860.20	19,669.69	5.1920	5.2592	49.09%
292	12/2027	464,327.72	19,084.66	5.1930	5.2640	49.32%
293	01/2028	448,270.98	18,515.54	5.1941	5.2691	49.57%
294	02/2028	432,677.27	17,962.06	5.1974	5.2739	49.82%
295	03/2028	417,534.32	17,423.52	5.2150	5.2768	50.08%
296	04/2028	402,829.98	16,899.10	5.2192	5.2662	50.34%
297	05/2028	388,553.27	16,389.51	5.2204	5.2531	50.62%
298	06/2028	374,691.90	15,893.83	5.2220	5.2391	50.90%
299	07/2028	361,234.88	15,411.72	5.2228	5.2253	51.20%
300	08/2028	348,171.34	14,938.93	5.2141	5.2111	51.49%
301	09/2028	335,488.07	14,483.05	5.1542	5.2000	51.80%
302	10/2028	323,177.48	14,039.15	5.1397	5.2068	52.13%
303	11/2028	311,229.15	13,607.67	5.1393	5.2158	52.47%
304	12/2028	299,633.48	13,188.44	5.1399	5.2265	52.82%
305	01/2029	288,381.17	12,780.79	5.1407	5.2377	53.18%
306	02/2029	277,462.92	12,386.28	5.1474	5.2485	53.57%
307	03/2029	266,870.92	12,000.86	5.1912	5.2565	53.96%
308	04/2029	256,595.03	11,626.41	5.2009	5.2436	54.37%
309	05/2029	246,626.86	11,262.16	5.2022	5.2273	54.80%
310	06/2029	236,957.90	10,907.97	5.2040	5.2090	55.24%
311	07/2029	227,579.97	10,563.63	5.2045	5.1913	55.70%
312	08/2029	218,485.12	10,226.02	5.1932	5.1730	56.17%
313	09/2029	209,663.69	9,900.66	5.1176	5.1584	56.67%
314	10/2029	201,110.26	9,583.97	5.0988	5.1648	57.19%
315	11/2029	192,817.19	9,276.30	5.0980	5.1741	57.73%
316	12/2029	184,777.47	8,977.56	5.0982	5.1853	58.30%
317	01/2030	176,984.36	8,687.24	5.0988	5.1970	58.90%
318	02/2030	169,431.08	8,406.11	5.1056	5.2082	59.54%
319	03/2030	162,111.75	8,131.93	5.1521	5.2165	60.19%
320	04/2030	155,019.17	7,865.66	5.1624	5.2035	60.89%
321	05/2030	148,147.19	7,606.83	5.1634	5.1869	61.62%
322	06/2030	141,489.64	7,355.29	5.1648	5.1683	62.38%
323	07/2030	135,040.54	7,110.89	5.1651	5.1503	63.19%
324	08/2030	128,794.11	6,871.83	5.1535	5.1318	64.03%
325	09/2030	122,743.54	6,641.18	5.0776	5.1168	64.93%
326	10/2030	116,884.66	6,416.88	5.0585	5.1225	65.88%
327	11/2030	111,211.92	6,199.08	5.0575	5.1310	66.89%
328	12/2030	105,720.21	5,987.71	5.0575	5.1414	67.96%

329	01/2031	100,404.61	5,782.42	5.0577	5.1522	69.11%
330	02/2031	95,260.18	5,583.54	5.0640	5.1626	70.34%
331	03/2031	90,282.48	5,389.93	5.1080	5.1701	71.64%
332	04/2031	85,466.45	5,202.01	5.1174	5.1557	73.04%
333	05/2031	80,807.58	5,019.47	5.1181	5.1378	74.54%
334	06/2031	76,301.40	4,842.24	5.1192	5.1178	76.15%
335	07/2031	71,943.59	4,670.16	5.1191	5.0984	77.90%
336	08/2031	67,729.94	4,502.22	5.1065	5.0784	79.77%
337	09/2031	63,655.69	4,340.07	5.0259	5.0614	81.82%
338	10/2031	59,717.62	4,182.53	5.0053	5.0609	84.05%
339	11/2031	55,911.74	4,029.66	5.0040	5.0633	86.49%
340	12/2031	52,234.32	3,881.42	5.0036	5.0666	89.17%
341	01/2032	48,681.79	3,737.56	5.0034	5.0701	92.13%
342	02/2032	45,250.57	3,597.93	5.0053	5.0734	95.41%
343	03/2032	41,937.15	3,462.50	5.0207	5.0744	99.08%
344	04/2032	38,738.16	3,331.09	5.0235	5.0599	103.19%
345	05/2032	35,650.32	3,203.60	5.0234	5.0428	107.83%
346	06/2032	32,670.40	3,079.95	5.0235	5.0243	113.13%
347	07/2032	29,795.28	2,960.01	5.0229	5.0063	119.21%
348	08/2032	27,021.93	2,843.34	5.0109	4.9877	126.27%
349	09/2032	24,347.12	2,730.54	4.9378	4.9721	134.58%
350	10/2032	21,768.30	2,621.11	4.9188	4.9721	144.49%
351	11/2032	19,282.62	2,515.02	4.9170	4.9743	156.52%
352	12/2032	16,887.36	2,412.21	4.9162	4.9779	171.41%
353	01/2033	14,579.91	2,312.54	4.9155	4.9817	190.33%
354	02/2033	12,357.68	2,215.93	4.9174	4.9853	215.18%
355	03/2033	10,218.14	2,122.31	4.9355	4.9855	249.24%
356	04/2033	8,158.86	2,017.06	4.9382	4.9630	296.67%
357	05/2033	6,191.97	1,929.86	4.9378	4.9376	374.01%
358	06/2033	4,300.00	1,842.85	4.9377	4.9088	514.28%
359	07/2033	2,483.27	1,530.60	4.9365	4.8814	739.64%
360	08/2033	967.51	437.37	4.9182	4.8530	542.47%
361	09/2033	535.99	374.64	4.8074	4.8289	838.76%
362	10/2033	164.54	165.49	4.7782	4.8266	1206.93%
Total						

Asset Backed Certificates
ARSI
2003-W1 **PX to Mat**

Period	Date	Collateral Balance	XS	_1MonthLIBOR	_6MonthLIBOR	XS%
1	09/2003	*	*	*	*	*
2	10/2003	*	*	*	*	*
3	11/2003	1,228,743,713.22	3,495,794.90	2.0710	2.0940	3.41%
4	12/2003	1,202,519,538.81	3,495,263.66	2.0765	2.1093	3.49%
5	01/2004	1,176,394,044.92	3,331,173.78	2.0709	2.1335	3.40%
6	02/2004	1,150,356,100.82	3,235,699.47	2.0856	2.1617	3.38%
7	03/2004	1,124,397,355.96	3,292,704.37	2.1176	2.1998	3.51%
8	04/2004	1,098,512,244.94	3,037,300.02	2.1275	2.2478	3.32%
9	05/2004	1,072,697,976.26	3,009,566.64	2.1622	2.2974	3.37%
10	06/2004	1,046,954,504.31	2,802,472.66	2.2180	2.3599	3.21%
11	07/2004	1,021,284,483.99	2,787,809.01	2.2415	2.4275	3.28%
12	08/2004	995,693,207.60	2,576,347.19	2.3108	2.5025	3.10%
13	09/2004	970,601,218.61	2,435,593.78	2.3971	2.5805	3.01%
14	10/2004	946,009,977.96	2,415,196.44	2.4387	2.6665	3.06%
15	11/2004	921,974,552.67	2,201,336.59	2.5287	2.7510	2.87%
16	12/2004	898,547,581.63	2,145,972.03	2.6279	2.8374	2.87%
17	01/2005	875,713,676.87	1,967,799.46	2.6825	2.9266	2.70%
18	02/2005	853,457,839.82	1,840,577.78	2.7834	3.0158	2.59%
19	03/2005	831,765,451.42	1,953,627.74	2.8955	3.1056	2.82%
20	04/2005	810,622,262.53	1,620,159.23	2.9577	3.1932	2.40%
21	05/2005	790,014,384.53	1,598,851.06	3.0418	3.2737	2.43%
22	06/2005	769,928,280.19	1,407,685.46	3.1470	3.3637	2.19%
23	07/2005	750,350,785.91	1,404,407.86	3.2158	3.4469	2.25%
24	08/2005	731,269,057.34	1,789,253.49	3.3079	3.5339	2.94%
25	09/2005	712,759,277.05	1,683,359.21	3.4011	3.6165	2.83%
26	10/2005	694,716,096.40	1,757,179.91	3.4772	3.7024	3.04%
27	11/2005	677,141,379.90	1,670,731.26	3.5587	3.7831	2.96%
28	12/2005	660,023,034.27	1,652,232.99	3.6495	3.8636	3.00%

29	01/2006	643,335,615.95	1,487,676.27	3.7263	3.9431	2.77%
30	02/2006	627,068,294.63	1,586,709.44	3.8064	4.0201	3.04%
31	03/2006	611,234,585.91	1,727,021.80	3.8979	4.0969	3.39%
32	04/2006	595,798,939.83	1,444,745.28	3.9717	4.1675	2.91%
33	05/2006	580,755,130.48	1,477,704.88	4.0368	4.2309	3.05%
34	06/2006	566,093,342.85	1,327,037.16	4.1104	4.3023	2.81%
35	07/2006	551,800,021.93	1,329,143.39	4.1849	4.3655	2.89%
36	08/2006	537,865,917.08	1,330,029.60	4.2518	4.4302	2.97%
37	09/2006	524,301,223.72	5,647,164.07	4.3038	4.4924	12.93%
38	10/2006	511,077,226.11	1,753,393.50	4.3801	4.5581	4.12%
39	11/2006	498,188,226.34	1,650,719.99	4.4419	4.6184	3.98%
40	12/2006	485,625,845.95	1,660,333.17	4.4905	4.6791	4.10%
41	01/2007	473,378,671.56	1,523,127.36	4.5636	4.7392	3.86%
42	02/2007	461,438,803.00	1,539,394.57	4.6258	4.7968	4.00%
43	03/2007	449,808,129.33	1,677,105.05	4.6827	4.8545	4.47%
44	04/2007	438,469,164.05	1,426,808.27	4.7506	4.9090	3.90%
45	05/2007	427,415,918.71	1,446,964.34	4.8021	4.9574	4.06%
46	06/2007	416,641,165.65	1,334,054.75	4.8383	5.0116	3.84%
47	07/2007	406,136,561.92	1,338,759.39	4.9055	5.0596	3.96%
48	08/2007	395,895,343.25	1,281,830.56	4.9590	5.1085	3.89%
49	09/2007	385,917,429.01	1,237,407.97	4.9941	5.1538	3.85%
50	10/2007	376,189,619.12	1,250,880.99	5.0628	5.1993	3.99%
51	11/2007	366,706,532.36	1,155,808.08	5.1043	5.2410	3.78%
52	12/2007	357,462,007.19	1,175,890.51	5.1263	5.2828	3.95%
53	01/2008	348,449,147.65	1,070,962.43	5.1910	5.3258	3.69%
54	02/2008	339,662,157.66	1,068,768.96	5.2306	5.3667	3.78%
55	03/2008	331,099,595.92	1,141,604.80	5.2561	5.4082	4.14%
56	04/2008	322,751,574.25	996,255.73	5.3159	5.4489	3.70%
57	05/2008	314,613,315.90	1,017,776.57	5.3531	5.4863	3.88%
58	06/2008	306,679,552.03	934,526.46	5.3763	5.5234	3.66%
59	07/2008	298,944,551.59	945,548.17	5.4345	5.5408	3.80%
60	08/2008	291,403,344.52	886,115.97	5.4697	5.5569	3.65%
61	09/2008	284,053,660.65	858,317.63	5.4894	5.5757	3.63%
62	10/2008	276,888,099.93	872,110.74	5.5487	5.6054	3.78%
63	11/2008	269,902,359.07	802,898.68	5.5617	5.6311	3.57%
64	12/2008	263,091,911.90	843,837.86	5.4806	5.6656	3.85%
65	01/2009	256,452,077.48	767,923.68	5.5299	5.7245	3.59%
66	02/2009	249,978,591.91	759,760.41	5.5817	5.7821	3.65%
67	03/2009	243,669,903.24	850,838.96	5.6592	5.8380	4.19%
68	04/2009	237,519,235.01	697,923.16	5.7151	5.8661	3.53%
69	05/2009	231,523,084.96	714,812.06	5.7637	5.8846	3.70%
70	06/2009	225,677,569.09	645,731.79	5.8196	5.9052	3.43%
71	07/2009	219,978,479.89	658,708.67	5.8707	5.9233	3.59%
72	08/2009	214,422,159.04	611,663.03	5.9029	5.9412	3.42%
73	09/2009	209,006,619.98	609,159.39	5.8199	5.9604	3.50%
74	10/2009	203,726,733.01	628,413.48	5.8354	5.9973	3.70%
75	11/2009	198,579,302.79	571,454.93	5.8814	6.0343	3.45%
76	12/2009	193,561,043.62	583,177.33	5.9279	6.0727	3.62%
77	01/2010	188,668,504.85	527,807.73	5.9759	6.1121	3.36%
78	02/2010	183,898,546.76	435,670.72	6.0172	6.1498	2.84%

79	03/2010	179,249,890.92	446,274.88	6.0289	6.1821	2.99%
80	04/2010	174,717,689.00	338,949.64	6.0637	6.1718	2.33%
81	05/2010	170,299,254.34	355,591.74	6.1057	6.1519	2.51%
82	06/2010	165,991,668.68	312,939.99	6.1547	6.1278	2.26%
83	07/2010	161,792,011.01	327,936.15	6.1986	6.1036	2.43%
84	08/2010	157,697,586.66	288,436.67	6.2018	6.0773	2.19%
85	09/2010	153,705,225.17	309,526.03	5.9711	6.0559	2.42%
86	10/2010	149,812,932.20	330,648.59	5.9405	6.0685	2.65%
87	11/2010	146,018,094.10	293,641.08	5.9746	6.0870	2.41%
88	12/2010	142,318,323.52	307,029.03	6.0108	6.1062	2.59%
89	01/2011	138,711,321.56	272,646.75	6.0478	6.1257	2.36%
90	02/2011	135,194,772.02	267,412.10	6.0737	6.1442	2.37%
91	03/2011	131,766,860.07	334,521.66	6.0395	6.1631	3.05%
92	04/2011	128,424,920.03	258,486.73	6.0551	6.1827	2.42%
93	05/2011	125,166,918.25	229,284.84	6.0862	6.2003	2.20%
94	06/2011	121,990,755.21	199,649.29	6.1232	6.2209	1.96%
95	07/2011	118,894,272.64	213,359.73	6.1569	6.2393	2.15%
96	08/2011	115,875,480.91	191,401.28	6.1819	6.2581	1.98%
97	09/2011	112,933,098.52	190,093.34	6.1513	6.2785	2.02%
98	10/2011	110,064,545.53	205,016.81	6.1692	6.3176	2.24%
99	11/2011	107,268,094.40	180,300.73	6.2009	6.3576	2.02%
100	12/2011	104,541,961.27	192,696.80	6.2331	6.3990	2.21%
101	01/2012	101,884,252.55	168,395.23	6.2665	6.4419	1.98%
102	02/2012	99,293,259.83	171,182.33	6.3037	6.4836	2.07%
103	03/2012	96,768,442.15	197,214.36	6.3727	6.5249	2.45%
104	04/2012	94,306,999.32	158,680.62	6.4131	6.5544	2.02%
105	05/2012	91,907,523.46	170,231.48	6.4454	6.5792	2.22%
106	06/2012	89,568,451.51	149,692.50	6.4806	6.6062	2.01%
107	07/2012	87,288,109.17	159,362.36	6.5135	6.6315	2.19%
108	08/2012	85,065,030.32	145,951.55	6.5422	6.6575	2.06%
109	09/2012	82,898,502.16	143,327.51	6.5411	6.6830	2.07%
110	10/2012	80,786,381.44	153,468.41	6.5668	6.7135	2.28%
111	11/2012	78,727,403.33	136,383.83	6.5989	6.7410	2.08%
112	12/2012	76,720,239.06	145,147.88	6.6311	6.7703	2.27%
113	01/2013	74,763,499.95	128,150.77	6.6643	6.8004	2.06%
114	02/2013	72,855,927.31	128,547.20	6.6943	6.8293	2.12%
115	03/2013	70,996,848.86	163,333.07	6.7131	6.8536	2.76%
116	04/2013	69,184,487.71	122,431.12	6.7395	6.8410	2.12%
117	05/2013	67,417,738.25	130,832.85	6.7691	6.8209	2.33%
118	06/2013	65,695,437.71	115,675.28	6.8040	6.7975	2.11%
119	07/2013	64,016,437.56	123,502.84	6.8347	6.7744	2.32%
120	08/2013	62,379,656.90	109,128.14	6.8323	6.7498	2.10%
121	09/2013	60,783,819.74	115,527.37	6.6423	6.7303	2.28%
122	10/2013	59,228,130.42	124,465.57	6.6150	6.7434	2.52%
123	11/2013	57,711,546.02	111,487.75	6.6398	6.7615	2.32%
124	12/2013	56,233,107.20	118,211.40	6.6664	6.7811	2.52%
125	01/2014	54,791,886.97	105,956.16	6.6939	6.8014	2.32%
126	02/2014	53,386,955.95	104,742.33	6.7161	6.8208	2.35%
127	03/2014	52,017,583.61	130,795.31	6.7131	6.8396	3.02%
128	04/2014	50,682,702.61	101,436.45	6.7300	6.8504	2.40%

129	05/2014	49,381,490.82	107,837.67	6.7540	6.8581	2.62%
130	06/2014	48,113,102.25	96,988.00	6.7827	6.8676	2.42%
131	07/2014	46,876,680.64	102,879.75	6.8083	6.8754	2.63%
132	08/2014	45,671,427.41	93,904.72	6.8233	6.8834	2.47%
133	09/2014	44,496,696.62	94,164.56	6.7743	6.8926	2.54%
134	10/2014	43,351,590.10	100,261.10	6.7815	6.9143	2.78%
135	11/2014	42,235,387.75	91,030.38	6.8052	6.9354	2.59%
136	12/2014	41,147,371.05	96,257.22	6.8296	6.9583	2.81%
137	01/2015	40,086,810.87	87,288.95	6.8548	6.9819	2.61%
138	02/2015	39,053,020.92	86,857.80	6.8780	7.0046	2.67%
139	03/2015	38,045,530.44	105,304.59	6.8953	7.0226	3.32%
140	04/2015	37,063,479.77	83,897.86	6.9157	7.0051	2.72%
141	05/2015	36,106,254.01	88,739.11	6.9383	6.9810	2.95%
142	06/2015	35,173,221.79	80,785.92	6.9651	6.9532	2.76%
143	07/2015	34,263,767.00	85,344.60	6.9883	6.9262	2.99%
144	08/2015	33,377,300.21	77,514.54	6.9803	6.8977	2.79%
145	09/2015	32,513,094.95	80,682.89	6.7965	6.8742	2.98%
146	10/2015	31,670,749.20	85,434.36	6.7657	6.8807	3.24%
147	11/2015	30,849,689.49	78,535.86	6.7841	6.8925	3.05%
148	12/2015	30,049,390.88	82,116.52	6.8042	6.9053	3.28%
149	01/2016	29,269,354.61	75,730.80	6.8250	6.9183	3.10%
150	02/2016	28,509,073.75	74,792.21	6.8405	6.9309	3.15%
151	03/2016	27,768,101.54	83,166.80	6.8291	6.9435	3.59%
152	04/2016	27,045,906.17	73,120.93	6.8401	6.9542	3.24%
153	05/2016	26,342,033.37	76,282.02	6.8588	6.9636	3.47%
154	06/2016	25,656,023.52	70,869.81	6.8799	6.9742	3.31%
155	07/2016	24,987,413.78	73,747.54	6.8993	6.9837	3.54%
156	08/2016	24,335,768.39	69,205.10	6.9127	6.9936	3.41%
157	09/2016	23,700,729.04	68,816.68	6.8898	7.0056	3.48%
158	10/2016	23,081,811.89	71,582.20	6.8994	7.0373	3.72%
159	11/2016	22,478,624.19	67,147.86	6.9178	7.0691	3.58%
160	12/2016	21,890,773.95	69,528.90	6.9366	7.1038	3.81%
161	01/2017	21,317,863.13	65,265.52	6.9565	7.1398	3.67%
162	02/2017	20,759,517.26	65,017.61	6.9844	7.1747	3.76%
163	03/2017	20,215,504.53	72,405.56	7.0681	7.2078	4.30%
164	04/2017	19,685,329.73	62,503.42	7.1009	7.2203	3.81%
165	05/2017	19,168,665.26	64,610.60	7.1201	7.2269	4.04%
166	06/2017	18,665,169.05	61,018.27	7.1424	7.2352	3.92%
167	07/2017	18,174,493.88	62,885.77	7.1621	7.2420	4.15%
168	08/2017	17,696,318.16	59,901.47	7.1739	7.2489	4.06%
169	09/2017	17,230,370.78	59,738.39	7.1387	7.2568	4.16%
170	10/2017	16,776,301.63	61,498.61	7.1453	7.2753	4.40%
171	11/2017	16,333,817.38	58,611.45	7.1636	7.2927	4.31%
172	12/2017	15,902,628.10	60,103.13	7.1826	7.3121	4.54%
173	01/2018	15,482,444.63	57,409.26	7.2023	7.3322	4.45%
174	02/2018	15,072,990.65	57,111.24	7.2212	7.3514	4.55%
175	03/2018	14,674,045.15	62,102.81	7.2412	7.3658	5.08%
176	04/2018	14,285,294.81	56,089.11	7.2582	7.3447	4.71%
177	05/2018	13,906,488.36	57,296.44	7.2760	7.3174	4.94%
178	06/2018	13,537,372.76	55,129.01	7.2973	7.2864	4.89%

179	07/2018	13,177,702.76	56,215.50	7.3153	7.2563	5.12%
180	08/2018	12,827,241.01	54,161.50	7.3030	7.2247	5.07%
181	09/2018	12,487,295.23	54,805.79	7.1219	7.1965	5.27%
182	10/2018	12,156,700.89	55,827.72	7.0885	7.1848	5.51%
183	11/2018	11,834,893.00	54,099.41	7.1025	7.1759	5.49%
184	12/2018	11,521,647.83	54,819.65	7.1183	7.1676	5.71%
185	01/2019	11,216,409.36	53,301.31	7.1342	7.1588	5.70%
186	02/2019	10,918,976.49	52,840.56	7.1355	7.1499	5.81%
187	03/2019	10,629,123.52	55,631.45	7.0506	7.1390	6.28%
188	04/2019	10,346,690.17	52,564.91	7.0395	7.1178	6.10%
189	05/2019	10,071,485.69	53,002.46	7.0521	7.0960	6.32%
190	06/2019	9,803,327.49	51,860.55	7.0685	7.0716	6.35%
191	07/2019	9,542,043.60	52,239.17	7.0821	7.0477	6.57%
192	08/2019	9,287,461.13	51,074.83	7.0721	7.0228	6.60%
193	09/2019	9,039,362.25	51,147.71	6.9304	7.0019	6.79%
194	10/2019	8,797,634.03	51,414.26	6.9041	7.0031	7.01%
195	11/2019	8,562,109.50	50,580.38	6.9146	7.0082	7.09%
196	12/2019	8,332,634.15	50,719.43	6.9267	7.0142	7.30%
197	01/2020	8,109,060.85	50,029.45	6.9391	7.0204	7.40%
198	02/2020	7,891,240.90	49,782.83	6.9474	7.0263	7.57%
199	03/2020	7,679,030.49	50,128.33	6.9339	7.0308	7.83%
200	04/2020	7,472,287.01	49,338.49	6.9384	7.0256	7.92%
201	05/2020	7,270,873.71	49,305.90	6.9496	7.0183	8.14%
202	06/2020	7,074,655.49	48,891.10	6.9624	7.0106	8.29%
203	07/2020	6,883,500.74	48,794.06	6.9737	7.0027	8.51%
204	08/2020	6,697,281.67	80,583.76	6.9729	6.9945	14.44%
205	09/2020	6,515,864.22	173,469.61	6.9040	6.9892	31.95%
206	10/2020	6,339,136.82	169,212.72	6.8953	7.0032	32.03%
207	11/2020	6,166,980.04	165,010.19	6.9050	7.0185	32.11%
208	12/2020	5,999,279.42	171,781.41	6.9156	7.0361	34.36%
209	01/2021	5,835,922.35	203,174.29	6.9268	7.0543	41.78%
210	02/2021	5,676,799.00	197,891.03	6.9414	7.0719	41.83%
211	03/2021	5,521,822.34	192,678.87	6.9807	7.0871	41.87%
212	04/2021	5,370,867.00	187,609.77	6.9965	7.0824	41.92%
213	05/2021	5,223,834.25	182,667.38	7.0070	7.0736	41.96%
214	06/2021	5,080,623.78	177,844.58	7.0198	7.0642	42.01%
215	07/2021	4,941,136.63	173,145.23	7.0303	7.0545	42.05%
216	08/2021	4,805,278.50	168,547.05	7.0281	7.0443	42.09%
217	09/2021	4,672,951.24	164,085.61	6.9538	7.0372	42.14%
218	10/2021	4,544,071.71	159,735.20	6.9431	7.0498	42.18%
219	11/2021	4,418,551.44	155,498.73	6.9519	7.0639	42.23%
220	12/2021	4,296,306.04	151,371.96	6.9618	7.0802	42.28%
221	01/2022	4,177,252.77	147,351.09	6.9722	7.0971	42.33%
222	02/2022	4,061,310.61	143,473.40	6.9858	7.1135	42.39%
223	03/2022	3,948,414.07	139,655.85	7.0224	7.1267	42.44%
224	04/2022	3,838,472.00	135,942.03	7.0369	7.1160	42.50%
225	05/2022	3,731,411.24	132,321.18	7.0466	7.1009	42.55%
226	06/2022	3,627,157.66	128,790.27	7.0586	7.0842	42.61%
227	07/2022	3,525,638.77	125,350.20	7.0682	7.0676	42.66%
228	08/2022	3,426,785.02	121,968.46	7.0612	7.0503	42.71%

229	09/2022	3,330,517.94	118,703.67	6.9616	7.0356	42.77%
230	10/2022	3,236,782.61	115,517.28	6.9436	7.0351	42.83%
231	11/2022	3,145,512.54	112,414.15	6.9512	7.0360	42.89%
232	12/2022	3,056,645.39	109,395.69	6.9600	7.0383	42.95%
233	01/2023	2,970,121.61	106,455.16	6.9690	7.0406	43.01%
234	02/2023	2,885,881.46	103,587.56	6.9738	7.0427	43.07%
235	03/2023	2,803,865.57	100,797.03	6.9554	7.0412	43.14%
236	04/2023	2,724,018.33	98,077.50	6.9557	7.0162	43.21%
237	05/2023	2,646,283.94	95,426.57	6.9634	6.9882	43.27%
238	06/2023	2,570,607.80	92,847.05	6.9735	6.9565	43.34%
239	07/2023	2,496,938.40	90,334.34	6.9812	6.9261	43.41%
240	08/2023	2,425,224.44	87,508.16	6.9645	6.8944	43.30%
241	09/2023	2,355,712.87	85,055.11	6.8136	6.8656	43.33%
242	10/2023	2,288,130.16	82,677.47	6.7806	6.8498	43.36%
243	11/2023	2,222,400.71	80,362.79	6.7856	6.8366	43.39%
244	12/2023	2,158,476.61	78,181.36	6.7922	6.8239	43.46%
245	01/2024	2,096,253.06	76,056.59	6.7987	6.8106	43.54%
246	02/2024	2,035,686.48	73,948.68	6.7936	6.7976	43.59%
247	03/2024	1,976,718.68	71,933.44	6.7193	6.7824	43.67%
248	04/2024	1,919,324.84	69,965.02	6.7050	6.7567	43.74%
249	05/2024	1,863,462.25	68,046.90	6.7099	6.7301	43.82%
250	06/2024	1,809,091.31	66,185.17	6.7163	6.7012	43.90%
251	07/2024	1,756,176.45	64,371.96	6.7214	6.6733	43.99%
252	08/2024	1,704,680.23	62,553.95	6.7051	6.6442	44.03%
253	09/2024	1,654,543.70	60,834.83	6.5728	6.6190	44.12%
254	10/2024	1,605,754.99	59,153.28	6.5427	6.6133	44.21%
255	11/2024	1,558,276.22	57,516.85	6.5454	6.6109	44.29%
256	12/2024	1,512,074.25	55,929.32	6.5496	6.6098	44.39%
257	01/2025	1,467,118.91	54,383.36	6.5539	6.6086	44.48%
258	02/2025	1,423,378.03	52,867.32	6.5548	6.6073	44.57%
259	03/2025	1,380,815.45	51,401.48	6.5369	6.6031	44.67%
260	04/2025	1,339,405.68	49,972.57	6.5343	6.5803	44.77%
261	05/2025	1,299,118.22	48,580.10	6.5378	6.5554	44.87%
262	06/2025	1,259,923.55	47,226.77	6.5429	6.5274	44.98%
263	07/2025	1,221,794.61	45,909.02	6.5462	6.5005	45.09%
264	08/2025	1,184,703.79	44,591.81	6.5301	6.4725	45.17%
265	09/2025	1,148,607.98	43,342.96	6.4075	6.4488	45.28%
266	10/2025	1,113,498.07	42,122.01	6.3785	6.4474	45.39%
267	11/2025	1,079,346.08	40,934.24	6.3797	6.4498	45.51%
268	12/2025	1,046,127.67	39,781.85	6.3823	6.4537	45.63%
269	01/2026	1,013,820.57	38,659.93	6.3851	6.4578	45.76%
270	02/2026	982,401.04	37,565.41	6.3884	6.4616	45.89%
271	03/2026	951,844.86	36,502.13	6.3966	6.4625	46.02%
272	04/2026	922,130.69	35,466.91	6.3993	6.4441	46.15%
273	05/2026	893,236.52	34,458.41	6.4018	6.4229	46.29%
274	06/2026	865,140.58	33,477.52	6.4055	6.3992	46.44%
275	07/2026	837,822.44	32,522.69	6.4076	6.3763	46.58%
276	08/2026	811,261.78	31,574.86	6.3936	6.3525	46.70%
277	09/2026	785,429.26	30,670.37	6.2914	6.3327	46.86%
278	10/2026	760,315.67	29,787.26	6.2669	6.3350	47.01%

279	11/2026	735,900.74	28,928.35	6.2672	6.3407	47.17%
280	12/2026	712,166.56	28,094.44	6.2688	6.3480	47.34%
281	01/2027	689,096.37	27,282.82	6.2707	6.3556	47.51%
282	02/2027	666,672.72	26,494.35	6.2757	6.3630	47.69%
283	03/2027	644,879.39	25,725.61	6.3016	6.3675	47.87%
284	04/2027	623,698.99	24,977.81	6.3078	6.3520	48.06%
285	05/2027	603,115.55	24,249.60	6.3097	6.3336	48.25%
286	06/2027	583,113.07	23,541.10	6.3125	6.3129	48.45%
287	07/2027	563,676.29	22,851.65	6.3139	6.2928	48.65%
288	08/2027	544,790.28	22,170.94	6.3015	6.2721	48.84%
289	09/2027	526,434.93	21,518.25	6.2135	6.2546	49.05%
290	10/2027	508,601.96	20,881.62	6.1922	6.2554	49.27%
291	11/2027	491,276.65	20,262.53	6.1920	6.2592	49.49%
292	12/2027	474,445.77	19,661.38	6.1930	6.2640	49.73%
293	01/2028	458,096.91	19,076.52	6.1941	6.2691	49.97%
294	02/2028	442,217.27	18,507.67	6.1974	6.2739	50.22%
295	03/2028	426,794.45	17,954.13	6.2150	6.2768	50.48%
296	04/2028	411,816.20	17,415.03	6.2192	6.2662	50.75%
297	05/2028	397,271.49	16,891.14	6.2204	6.2531	51.02%
298	06/2028	383,147.87	16,381.50	6.2220	6.2391	51.31%
299	07/2028	369,434.26	15,885.77	6.2228	6.2253	51.60%
300	08/2028	356,119.69	15,399.46	6.2141	6.2111	51.89%
301	09/2028	343,190.78	14,930.62	6.1542	6.2000	52.21%
302	10/2028	330,639.91	14,474.02	6.1397	6.2068	52.53%
303	11/2028	318,456.56	14,030.17	6.1393	6.2158	52.87%
304	12/2028	306,631.02	13,598.89	6.1399	6.2265	53.22%
305	01/2029	295,153.91	13,179.48	6.1407	6.2377	53.58%
306	02/2029	284,015.84	12,773.58	6.1474	6.2485	53.97%
307	03/2029	273,208.93	12,376.96	6.1912	6.2565	54.36%
308	04/2029	262,722.94	11,991.59	6.2009	6.2436	54.77%
309	05/2029	252,549.38	11,616.68	6.2022	6.2273	55.20%
310	06/2029	242,679.66	11,252.07	6.2040	6.2090	55.64%
311	07/2029	233,105.49	10,897.58	6.2045	6.1913	56.10%
312	08/2029	223,818.87	10,549.89	6.1932	6.1730	56.56%
313	09/2029	214,809.97	10,214.88	6.1176	6.1584	57.06%
314	10/2029	206,073.37	9,888.73	6.0988	6.1648	57.58%
315	11/2029	197,601.33	9,571.84	6.0980	6.1741	58.13%
316	12/2029	189,386.76	9,264.14	6.0982	6.1853	58.70%
317	01/2030	181,422.85	8,965.07	6.0988	6.1970	59.30%
318	02/2030	173,702.76	8,675.47	6.1056	6.2082	59.93%
319	03/2030	166,220.55	8,392.97	6.1521	6.2165	60.59%
320	04/2030	158,968.91	8,118.59	6.1624	6.2035	61.28%
321	05/2030	151,941.63	7,851.85	6.1634	6.1869	62.01%
322	06/2030	145,132.46	7,592.59	6.1648	6.1683	62.78%
323	07/2030	138,535.36	7,340.67	6.1651	6.1503	63.59%
324	08/2030	132,144.46	7,094.17	6.1535	6.1318	64.42%
325	09/2030	125,952.85	6,856.37	6.0776	6.1168	65.32%
326	10/2030	119,956.33	6,625.08	6.0585	6.1225	66.27%
327	11/2030	114,149.30	6,400.47	6.0575	6.1310	67.29%
328	12/2030	108,526.57	6,182.48	6.0575	6.1414	68.36%

	329	01/2031	103,083.15	5,970.74	6.0577	6.1522	69.51%
	330	02/2031	97,814.07	5,765.58	6.0640	6.1626	70.73%
	331	03/2031	92,714.81	5,565.84	6.1080	6.1701	72.04%
	332	04/2031	87,780.25	5,371.95	6.1174	6.1557	73.44%
	333	05/2031	83,005.82	5,183.59	6.1181	6.1378	74.94%
	334	06/2031	78,386.99	5,000.68	6.1192	6.1178	76.55%
	335	07/2031	73,919.37	4,823.07	6.1191	6.0984	78.30%
	336	08/2031	69,598.70	4,649.68	6.1065	6.0784	80.17%
	337	09/2031	65,420.14	4,482.28	6.0259	6.0614	82.22%
	338	10/2031	61,380.44	4,319.62	6.0053	6.0609	84.45%
	339	11/2031	57,475.55	4,161.76	6.0040	6.0633	86.89%
	340	12/2031	53,701.70	4,008.67	6.0036	6.0666	89.58%
	341	01/2032	50,055.26	3,860.09	6.0034	6.0701	92.54%
	342	02/2032	46,532.60	3,715.86	6.0053	6.0734	95.83%
	343	03/2032	43,130.16	3,575.94	6.0207	6.0744	99.49%
	344	04/2032	39,844.53	3,440.18	6.0235	6.0599	103.61%
	345	05/2032	36,672.36	3,308.44	6.0234	6.0428	108.26%
	346	06/2032	33,610.39	3,180.65	6.0235	6.0243	113.56%
	347	07/2032	30,655.45	3,056.69	6.0229	6.0063	119.65%
	348	08/2032	27,804.46	2,936.09	6.0109	5.9877	126.72%
	349	09/2032	25,054.14	2,819.48	5.9378	5.9721	135.04%
	350	10/2032	22,401.89	2,706.33	5.9188	5.9721	144.97%
	351	11/2032	19,844.83	2,596.63	5.9170	5.9743	157.02%
	352	12/2032	17,380.20	2,490.31	5.9162	5.9779	171.94%
	353	01/2033	15,005.34	2,387.23	5.9155	5.9817	190.91%
	354	02/2033	12,717.62	2,287.30	5.9174	5.9853	215.82%
	355	03/2033	10,514.48	2,190.44	5.9355	5.9855	249.99%
	356	04/2033	8,393.44	2,080.97	5.9382	5.9630	297.51%
	357	05/2033	6,367.66	1,990.77	5.9378	5.9376	375.17%
	358	06/2033	4,418.54	1,900.65	5.9377	5.9088	516.18%
	359	07/2033	2,546.54	1,569.01	5.9365	5.8814	739.36%
	360	08/2033	993.72	450.68	5.9182	5.8530	544.23%
	361	09/2033	549.44	384.77	5.8074	5.8289	840.35%
	362	10/2033	168	169.17	5.7782	5.8266	1207.35%
Total							

Asset Backed Certificates
ARSI
2003-W1 **PX to Mat**

Period	Date	Collateral Balance	XS	_1MonthLIBOR	_6MonthLIBOR	XS%
1	09/2003	*	*	*	*	*
2	10/2003	*	*	*	*	*
3	11/2003	1,228,743,713.22	2,456,882.36	3.0710	3.0940	2.40%
4	12/2003	1,202,519,538.81	2,511,717.90	3.0765	3.1093	2.51%
5	01/2004	1,176,394,044.92	2,337,340.12	3.0709	3.1335	2.38%
6	02/2004	1,150,356,100.82	2,264,287.38	3.0856	3.1617	2.36%
7	03/2004	1,124,397,355.96	2,404,875.23	3.1176	3.1998	2.57%
8	04/2004	1,098,512,244.94	2,110,531.25	3.1275	3.2478	2.31%
9	05/2004	1,072,697,976.26	2,134,205.52	3.1622	3.2974	2.39%
10	06/2004	1,046,954,504.31	1,920,100.83	3.2180	3.3599	2.20%
11	07/2004	1,021,284,483.99	1,955,292.47	3.2415	3.4275	2.30%
12	08/2004	995,693,207.60	1,738,117.03	3.3108	3.5025	2.09%
13	09/2004	970,601,218.61	1,618,970.61	3.3971	3.5805	2.00%
14	10/2004	946,009,977.96	1,645,408.65	3.4387	3.6665	2.09%
15	11/2004	921,974,552.67	1,426,586.38	3.5287	3.7510	1.86%
16	12/2004	898,547,581.63	1,415,736.24	3.6279	3.8374	1.89%
17	01/2005	875,713,676.87	1,232,885.01	3.6825	3.9266	1.69%
18	02/2005	853,457,839.82	1,124,828.07	3.7834	4.0158	1.58%
19	03/2005	831,765,451.42	1,324,015.99	3.8955	4.1056	1.91%
20	04/2005	810,622,262.53	941,295.72	3.9577	4.1932	1.39%
21	05/2005	790,014,384.53	959,059.60	4.0418	4.2737	1.46%
22	06/2005	769,928,280.19	764,039.51	4.1470	4.3637	1.19%
23	07/2005	750,350,806.74	797,840.38	4.2158	4.4469	1.28%
24	08/2005	731,269,098.00	1,198,396.64	4.3079	4.5339	1.97%
25	09/2005	712,761,722.04	1,107,931.25	4.4011	4.6165	1.87%
26	10/2005	694,720,831.06	1,216,400.31	4.4772	4.7024	2.10%
27	11/2005	677,148,402.81	1,126,585.29	4.5587	4.7831	2.00%
28	12/2005	660,032,313.84	1,140,050.00	4.6495	4.8636	2.07%

29	01/2006	643,347,040.99	971,644.92	4.7263	4.9431	1.81%
30	02/2006	627,081,757.51	1,146,200.39	4.8064	5.0201	2.19%
31	03/2006	611,256,779.59	1,347,155.34	4.8979	5.0969	2.64%
32	04/2006	595,829,444.70	1,035,126.57	4.9717	5.1675	2.08%
33	05/2006	580,794,431.27	1,101,495.76	5.0368	5.2309	2.28%
34	06/2006	566,141,787.49	945,617.30	5.1104	5.3023	2.00%
35	07/2006	551,857,155.65	972,547.29	5.1849	5.3655	2.11%
36	08/2006	537,931,308.68	1,054,570.16	5.2518	5.4302	2.35%
37	09/2006	524,383,106.64	5,375,625.69	5.3038	5.4924	12.30%
38	10/2006	511,174,795.04	1,515,039.72	5.3801	5.5581	3.56%
39	11/2006	498,302,027.99	1,417,847.46	5.4419	5.6184	3.41%
40	12/2006	485,756,358.72	1,446,236.83	5.4905	5.6791	3.57%
41	01/2007	473,525,049.26	1,301,635.51	5.5636	5.7392	3.30%
42	02/2007	461,600,234.58	1,368,243.68	5.6258	5.7968	3.56%
43	03/2007	449,987,494.14	1,546,460.29	5.6827	5.8545	4.12%
44	04/2007	438,665,547.68	1,272,134.95	5.7506	5.9090	3.48%
45	05/2007	427,629,140.38	1,316,577.63	5.8021	5.9574	3.69%
46	06/2007	416,871,137.68	1,195,588.36	5.8383	6.0116	3.44%
47	07/2007	406,382,388.59	1,214,550.34	5.9055	6.0596	3.59%
48	08/2007	396,156,161.32	1,156,672.88	5.9590	6.1085	3.50%
49	09/2007	386,192,278.29	1,115,899.38	5.9941	6.1538	3.47%
50	10/2007	376,477,710.46	1,143,105.13	6.0628	6.1993	3.64%
51	11/2007	367,007,122.61	1,045,044.96	6.1043	6.2410	3.42%
52	12/2007	357,774,396.16	1,074,593.08	6.1263	6.2828	3.60%
53	01/2008	348,772,626.84	967,175.62	6.1910	6.3258	3.33%
54	02/2008	339,996,044.95	973,587.81	6.2306	6.3667	3.44%
55	03/2008	331,443,197.27	1,061,596.66	6.2561	6.4082	3.84%
56	04/2008	323,104,271.96	908,040.17	6.3159	6.4489	3.37%
57	05/2008	314,974,505.78	936,363.09	6.3531	6.4863	3.57%
58	06/2008	307,048,655.04	852,369.37	6.3763	6.5234	3.33%
59	07/2008	299,321,009.42	869,312.34	6.4345	6.5408	3.49%
60	08/2008	291,786,620.29	810,927.85	6.4697	6.5569	3.34%
61	09/2008	284,443,019.44	785,294.61	6.4894	6.5757	3.31%
62	10/2008	277,283,059.86	804,739.19	6.5487	6.6054	3.48%
63	11/2008	270,302,436.39	734,960.16	6.5617	6.6311	3.26%
64	12/2008	263,496,644.86	779,140.16	6.4806	6.6656	3.55%
65	01/2009	256,861,038.84	702,891.56	6.5299	6.7245	3.28%
66	02/2009	250,391,371.44	694,748.35	6.5817	6.7821	3.33%
67	03/2009	244,085,509.64	798,230.91	6.6592	6.8380	3.92%
68	04/2009	237,937,319.54	637,161.76	6.7151	6.8661	3.21%
69	05/2009	231,943,197.51	657,805.96	6.7637	6.8846	3.40%
70	06/2009	226,099,279.69	588,600.67	6.8196	6.9052	3.12%
71	07/2009	220,401,493.04	605,638.12	6.8707	6.9233	3.30%
72	08/2009	214,846,191.66	555,172.59	6.9029	6.9412	3.10%
73	09/2009	209,430,949.95	553,941.52	6.8199	6.9604	3.17%
74	10/2009	204,151,123.21	576,259.06	6.8354	6.9973	3.39%
75	11/2009	199,003,458.75	517,928.38	6.8814	7.0343	3.12%
76	12/2009	193,984,664.25	533,887.15	6.9279	7.0727	3.30%
77	01/2010	189,091,391.12	476,812.21	6.9759	7.1121	3.03%
78	02/2010	184,320,508.20	394,440.63	7.0172	7.1498	2.57%

79	03/2010	179,669,866.29	398,513.34	7.0289	7.1821	2.66%
80	04/2010	175,135,547.57	284,791.02	7.0637	7.1718	1.95%
81	05/2010	170,714,756.02	306,171.18	7.1057	7.1519	2.15%
82	06/2010	166,404,624.14	261,060.53	7.1547	7.1278	1.88%
83	07/2010	162,202,318.80	280,834.80	7.1986	7.1036	2.08%
84	08/2010	158,105,151.21	241,168.83	7.2018	7.0773	1.83%
85	09/2010	154,110,237.25	262,868.45	6.9711	7.0559	2.05%
86	10/2010	150,215,294.13	288,381.69	6.9405	7.0685	2.30%
87	11/2010	146,417,774.58	249,932.54	6.9746	7.0870	2.05%
88	12/2010	142,715,270.78	267,532.61	7.0108	7.1062	2.25%
89	01/2011	139,105,449.57	231,195.54	7.0478	7.1257	1.99%
90	02/2011	135,585,999.90	225,456.53	7.0737	7.1442	2.00%
91	03/2011	132,154,883.91	299,949.18	7.0395	7.1631	2.72%
92	04/2011	128,809,679.68	218,109.16	7.0551	7.1827	2.03%
93	05/2011	125,548,298.24	198,020.93	7.0862	7.2003	1.89%
94	06/2011	122,368,646.68	168,812.92	7.1232	7.2209	1.66%
95	07/2011	119,268,633.60	184,118.42	7.1569	7.2393	1.85%
96	08/2011	116,246,272.78	159,945.05	7.1819	7.2581	1.65%
97	09/2011	113,299,918.41	159,226.45	7.1513	7.2785	1.69%
98	10/2011	110,427,378.97	175,120.62	7.1692	7.3176	1.90%
99	11/2011	107,626,863.08	150,265.61	7.2009	7.3576	1.68%
100	12/2011	104,896,580.53	164,125.36	7.2331	7.3990	1.88%
101	01/2012	102,234,722.78	139,874.53	7.2665	7.4419	1.64%
102	02/2012	99,639,583.09	138,591.44	7.3037	7.4836	1.67%
103	03/2012	97,109,940.90	167,326.41	7.3727	7.5249	2.07%
104	04/2012	94,643,711.12	126,873.94	7.4131	7.5544	1.61%
105	05/2012	92,239,379.44	140,324.94	7.4454	7.5792	1.83%
106	06/2012	89,895,394.46	118,708.70	7.4806	7.6062	1.58%
107	07/2012	87,610,189.45	131,169.95	7.5135	7.6315	1.80%
108	08/2012	85,382,298.13	113,041.28	7.5422	7.6575	1.59%
109	09/2012	83,210,524.70	111,232.13	7.5411	7.6830	1.60%
110	10/2012	81,093,231.79	123,510.79	7.5668	7.7135	1.83%
111	11/2012	79,029,080.77	104,750.58	7.5989	7.7410	1.59%
112	12/2012	77,016,742.14	116,091.57	7.6311	7.7703	1.81%
113	01/2013	75,054,907.20	98,062.79	7.6643	7.8004	1.57%
114	02/2013	73,142,316.05	95,385.10	7.6943	7.8293	1.56%
115	03/2013	71,277,778.73	134,338.69	7.7131	7.8536	2.26%
116	04/2013	69,460,058.08	90,477.74	7.7395	7.8410	1.56%
117	05/2013	67,687,989.80	100,990.47	7.7691	7.8209	1.79%
118	06/2013	65,960,433.58	85,040.37	7.8040	7.7975	1.55%
119	07/2013	64,276,276.74	95,136.10	7.8347	7.7744	1.78%
120	08/2013	62,634,436.59	81,509.53	7.8323	7.7498	1.56%
121	09/2013	61,033,844.10	88,641.01	7.6423	7.7303	1.74%
122	10/2013	59,473,483.56	99,926.76	7.6150	7.7434	2.02%
123	11/2013	57,952,348.93	86,379.73	7.6398	7.7615	1.79%
124	12/2013	56,469,462.49	95,051.62	7.6664	7.7811	2.02%
125	01/2014	55,023,871.36	82,091.92	7.6939	7.8014	1.79%
126	02/2014	53,614,644.88	80,342.69	7.7161	7.8208	1.80%
127	03/2014	52,240,886.13	109,761.40	7.7131	7.8396	2.52%
128	04/2014	50,901,699.28	77,997.68	7.7300	7.8504	1.84%

129	05/2014	49,596,223.64	85,919.06	7.7540	7.8581	2.08%
130	06/2014	48,323,617.43	74,492.51	7.7827	7.8676	1.85%
131	07/2014	47,083,058.06	82,054.01	7.8083	7.8754	2.09%
132	08/2014	45,873,745.35	71,696.61	7.8233	7.8834	1.88%
133	09/2014	44,694,906.41	72,529.31	7.7743	7.8926	1.95%
134	10/2014	43,545,773.05	80,068.12	7.7815	7.9143	2.21%
135	11/2014	42,425,604.46	70,201.43	7.8052	7.9354	1.99%
136	12/2014	41,333,677.43	76,926.16	7.8296	7.9583	2.23%
137	01/2015	40,269,285.56	67,506.55	7.8548	7.9819	2.01%
138	02/2015	39,231,741.00	66,353.06	7.8780	8.0046	2.03%
139	03/2015	38,220,382.22	87,949.86	7.8953	8.0226	2.76%
140	04/2015	37,234,545.97	64,295.22	7.9157	8.0051	2.07%
141	05/2015	36,273,595.40	70,420.59	7.9383	7.9810	2.33%
142	06/2015	35,336,908.22	62,107.65	7.9651	7.9532	2.11%
143	07/2015	34,423,877.60	67,978.21	7.9883	7.9262	2.37%
144	08/2015	33,533,912.36	60,849.27	7.9803	7.8977	2.18%
145	09/2015	32,666,429.14	64,612.91	7.7965	7.8742	2.37%
146	10/2015	31,820,872.82	70,823.44	7.7657	7.8807	2.67%
147	11/2015	30,996,694.15	63,840.60	7.7841	7.8925	2.47%
148	12/2015	30,193,359.06	68,631.39	7.8042	7.9053	2.73%
149	01/2016	29,410,347.26	62,057.27	7.8250	7.9183	2.53%
150	02/2016	28,647,150.56	61,338.17	7.8405	7.9309	2.57%
151	03/2016	27,903,275.42	71,457.30	7.8291	7.9435	3.07%
152	04/2016	27,178,236.54	60,541.33	7.8401	7.9542	2.67%
153	05/2016	26,471,563.33	64,666.17	7.8588	7.9636	2.93%
154	06/2016	25,782,796.23	59,123.08	7.8799	7.9742	2.75%
155	07/2016	25,111,486.57	62,992.84	7.8993	7.9837	3.01%
156	08/2016	24,457,197.39	57,969.15	7.9127	7.9936	2.84%
157	09/2016	23,819,505.75	58,016.69	7.8898	8.0056	2.92%
158	10/2016	23,197,993.09	61,635.60	7.8994	8.0373	3.19%
159	11/2016	22,592,254.93	57,046.36	7.9178	8.0691	3.03%
160	12/2016	22,001,896.40	60,298.99	7.9366	8.1038	3.29%
161	01/2017	21,426,531.65	55,970.69	7.9565	8.1398	3.13%
162	02/2017	20,865,785.03	55,376.91	7.9844	8.1747	3.18%
163	03/2017	20,319,294.63	64,381.59	8.0681	8.2078	3.80%
164	04/2017	19,786,699.05	53,634.49	8.1009	8.2203	3.25%
165	05/2017	19,267,650.41	56,294.70	8.1201	8.2269	3.51%
166	06/2017	18,761,808.99	52,953.93	8.1424	8.2352	3.39%
167	07/2017	18,268,843.52	55,271.01	8.1621	8.2420	3.63%
168	08/2017	17,788,431.09	52,429.14	8.1739	8.2489	3.54%
169	09/2017	17,320,257.57	52,506.29	8.1387	8.2568	3.64%
170	10/2017	16,864,015.41	54,631.99	8.1453	8.2753	3.89%
171	11/2017	16,419,405.35	52,071.98	8.1636	8.2927	3.81%
172	12/2017	15,986,135.58	53,836.31	8.1826	8.3121	4.04%
173	01/2018	15,563,921.45	51,608.71	8.2023	8.3322	3.98%
174	02/2018	15,152,485.48	51,401.25	8.2212	8.3514	4.07%
175	03/2018	14,751,557.77	56,975.80	8.2412	8.3658	4.63%
176	04/2018	14,360,873.89	51,025.00	8.2582	8.3447	4.26%
177	05/2018	13,980,176.59	52,203.47	8.2760	8.3174	4.48%
178	06/2018	13,609,214.98	50,686.42	8.2973	8.2864	4.47%

179	07/2018	13,247,744.46	51,694.17	8.3153	8.2563	4.68%
180	08/2018	12,895,526.54	50,513.92	8.3030	8.2247	4.70%
181	09/2018	12,553,920.26	51,071.69	8.1219	8.1965	4.88%
182	10/2018	12,221,705.05	52,358.88	8.0885	8.1848	5.14%
183	11/2018	11,898,325.08	50,917.47	8.1025	8.1759	5.14%
184	12/2018	11,583,554.14	51,851.68	8.1183	8.1676	5.37%
185	01/2019	11,276,825.84	50,620.92	8.1342	8.1588	5.39%
186	02/2019	10,977,938.21	50,521.91	8.1355	8.1499	5.52%
187	03/2019	10,686,693.80	53,710.33	8.0506	8.1390	6.03%
188	04/2019	10,402,901.01	50,559.30	8.0395	8.1178	5.83%
189	05/2019	10,126,372.52	51,252.57	8.0521	8.0960	6.07%
190	06/2019	9,856,925.72	50,304.19	8.0685	8.0716	6.12%
191	07/2019	9,594,382.59	50,857.49	8.0821	8.0477	6.36%
192	08/2019	9,338,569.58	50,117.10	8.0721	8.0228	6.44%
193	09/2019	9,089,315.91	50,255.70	7.9304	8.0019	6.63%
194	10/2019	8,846,458.01	50,802.78	7.9041	8.0031	6.89%
195	11/2019	8,609,834.72	50,076.66	7.9146	8.0082	6.98%
196	12/2019	8,379,289.14	50,440.97	7.9267	8.0142	7.22%
197	01/2020	8,154,668.48	49,851.58	7.9391	8.0204	7.34%
198	02/2020	7,935,823.55	49,756.60	7.9474	8.0263	7.52%
199	03/2020	7,722,608.95	50,327.96	7.9339	8.0308	7.82%
200	04/2020	7,514,882.75	49,596.10	7.9384	8.0256	7.92%
201	05/2020	7,312,506.69	49,723.69	7.9496	8.0183	8.16%
202	06/2020	7,115,345.87	49,430.17	7.9624	8.0106	8.34%
203	07/2020	6,923,268.76	49,470.44	7.9737	8.0027	8.57%
204	08/2020	6,736,147.13	53,131.22	7.9729	7.9945	9.46%
205	09/2020	6,553,855.40	175,126.32	7.9040	7.9892	32.07%
206	10/2020	6,376,272.27	170,997.11	7.8953	8.0032	32.18%
207	11/2020	6,203,278.82	166,785.80	7.9050	8.0185	32.26%
208	12/2020	6,034,759.23	164,665.85	7.9156	8.0361	32.74%
209	01/2021	5,870,600.53	205,189.21	7.9268	8.0543	41.94%
210	02/2021	5,710,692.52	199,795.94	7.9414	8.0719	41.98%
211	03/2021	5,554,928.92	194,536.65	7.9807	8.0871	42.02%
212	04/2021	5,403,203.83	189,412.25	7.9965	8.0824	42.07%
213	05/2021	5,255,415.26	184,418.73	8.0070	8.0736	42.11%
214	06/2021	5,111,463.61	179,552.54	8.0198	8.0642	42.15%
215	07/2021	4,971,251.68	174,810.85	8.0303	8.0545	42.20%
216	08/2021	4,834,684.80	170,189.51	8.0281	8.0443	42.24%
217	09/2021	4,701,670.39	165,687.49	7.9538	8.0372	42.29%
218	10/2021	4,572,118.77	161,300.71	7.9431	8.0498	42.34%
219	11/2021	4,445,942.18	157,026.48	7.9519	8.0639	42.38%
220	12/2021	4,323,055.12	152,861.87	7.9618	8.0802	42.43%
221	01/2022	4,203,374.21	148,804.08	7.9722	8.0971	42.48%
222	02/2022	4,086,818.13	144,851.67	7.9858	8.1135	42.53%
223	03/2022	3,973,308.00	140,999.56	8.0224	8.1267	42.58%
224	04/2022	3,862,766.12	137,246.49	8.0369	8.1160	42.64%
225	05/2022	3,755,117.18	133,589.75	8.0466	8.1009	42.69%
226	06/2022	3,650,287.65	130,026.95	8.0586	8.0842	42.75%
227	07/2022	3,548,205.90	126,555.78	8.0682	8.0676	42.80%
228	08/2022	3,448,802.06	123,173.08	8.0612	8.0503	42.86%

229	09/2022	3,352,007.77	119,878.24	7.9616	8.0356	42.92%
230	10/2022	3,257,756.92	116,668.11	7.9436	8.0351	42.97%
231	11/2022	3,165,984.73	113,540.72	7.9512	8.0360	43.04%
232	12/2022	3,076,628.11	110,494.12	7.9600	8.0383	43.10%
233	01/2023	2,989,625.59	107,526.13	7.9690	8.0406	43.16%
234	02/2023	2,904,917.21	104,634.54	7.9738	8.0427	43.22%
235	03/2023	2,822,444.41	101,817.81	7.9554	8.0412	43.29%
236	04/2023	2,742,150.25	99,073.76	7.9557	8.0162	43.36%
237	05/2023	2,663,979.13	96,400.53	7.9634	7.9882	43.42%
238	06/2023	2,587,876.82	93,796.59	7.9735	7.9565	43.49%
239	07/2023	2,513,790.54	91,260.06	7.9812	7.9261	43.56%
240	08/2023	2,441,668.81	88,466.08	7.9645	7.8944	43.48%
241	09/2023	2,371,780.07	85,989.53	7.8136	7.8656	43.51%
242	10/2023	2,303,827.77	83,599.02	7.7806	7.8498	43.54%
243	11/2023	2,237,740.11	81,271.47	7.7856	7.8366	43.58%
244	12/2023	2,173,468.69	79,067.76	7.7922	7.8239	43.65%
245	01/2024	2,110,904.51	76,921.25	7.7987	7.8106	43.73%
246	02/2024	2,050,003.91	74,827.92	7.7936	7.7976	43.80%
247	03/2024	1,990,723.33	72,791.39	7.7193	7.7824	43.88%
248	04/2024	1,933,022.26	70,807.39	7.7050	7.7567	43.96%
249	05/2024	1,876,860.08	68,874.88	7.7099	7.7301	44.04%
250	06/2024	1,822,197.30	66,993.08	7.7163	7.7012	44.12%
251	07/2024	1,768,995.65	65,160.29	7.7214	7.6733	44.20%
252	08/2024	1,717,217.62	63,369.66	7.7051	7.6442	44.28%
253	09/2024	1,666,824.42	61,631.15	7.5728	7.6190	44.37%
254	10/2024	1,617,782.76	59,936.78	7.5427	7.6133	44.46%
255	11/2024	1,570,057.41	58,286.66	7.5454	7.6109	44.55%
256	12/2024	1,523,614.56	56,680.78	7.5496	7.6098	44.64%
257	01/2025	1,478,421.67	55,116.89	7.5539	7.6086	44.74%
258	02/2025	1,434,446.58	53,590.34	7.5548	7.6073	44.83%
259	03/2025	1,391,656.40	52,107.23	7.5369	7.6031	44.93%
260	04/2025	1,350,022.13	50,662.48	7.5343	7.5803	45.03%
261	05/2025	1,309,513.74	49,255.20	7.5378	7.5554	45.14%
262	06/2025	1,270,102.03	47,885.66	7.5429	7.5274	45.24%
263	07/2025	1,231,759.04	46,552.08	7.5462	7.5005	45.35%
264	08/2025	1,194,457.16	45,239.45	7.5301	7.4725	45.45%
265	09/2025	1,158,163.15	43,975.20	7.4075	7.4488	45.56%
266	10/2025	1,122,857.44	42,741.99	7.3785	7.4474	45.68%
267	11/2025	1,088,513.44	41,541.60	7.3797	7.4498	45.80%
268	12/2025	1,055,106.43	40,374.67	7.3823	7.4537	45.92%
269	01/2026	1,022,612.97	39,238.52	7.3851	7.4578	46.05%
270	02/2026	991,009.35	38,131.32	7.3884	7.4616	46.17%
271	03/2026	960,271.98	37,054.39	7.3966	7.4625	46.30%
272	04/2026	930,378.86	36,005.88	7.3993	7.4441	46.44%
273	05/2026	901,308.00	34,984.78	7.4018	7.4229	46.58%
274	06/2026	873,037.86	33,991.09	7.4055	7.3992	46.72%
275	07/2026	845,547.76	33,023.74	7.4076	7.3763	46.87%
276	08/2026	818,817.37	32,073.60	7.3936	7.3525	47.00%
277	09/2026	792,822.72	31,157.02	7.2914	7.3327	47.16%
278	10/2026	767,548.91	30,263.53	7.2669	7.3350	47.31%

279	11/2026	742,976.48	29,394.12	7.2672	7.3407	47.48%
280	12/2026	719,087.28	28,548.81	7.2688	7.3480	47.64%
281	01/2027	695,863.91	27,726.04	7.2707	7.3556	47.81%
282	02/2027	673,288.95	26,925.89	7.2757	7.3630	47.99%
283	03/2027	651,345.74	26,146.46	7.3016	7.3675	48.17%
284	04/2027	630,017.36	25,388.04	7.3078	7.3520	48.36%
285	05/2027	609,287.76	24,649.68	7.3097	7.3336	48.55%
286	06/2027	589,141.07	23,931.16	7.3125	7.3129	48.74%
287	07/2027	569,562.01	23,231.92	7.3139	7.2928	48.95%
288	08/2027	550,535.64	22,546.69	7.3015	7.2721	49.14%
289	09/2027	532,044.82	21,884.56	7.2135	7.2546	49.36%
290	10/2027	514,078.10	21,239.49	7.1922	7.2554	49.58%
291	11/2027	496,621.24	20,611.95	7.1920	7.2592	49.81%
292	12/2027	479,660.87	20,001.94	7.1930	7.2640	50.04%
293	01/2028	463,184.21	19,408.40	7.1941	7.2691	50.28%
294	02/2028	447,178.45	18,830.98	7.1974	7.2739	50.53%
295	03/2028	431,631.17	18,269.12	7.2150	7.2768	50.79%
296	04/2028	416,530.15	17,721.77	7.2192	7.2662	51.06%
297	05/2028	401,864.38	17,189.96	7.2204	7.2531	51.33%
298	06/2028	387,621.43	16,672.52	7.2220	7.2391	51.61%
299	07/2028	373,790.19	16,169.16	7.2228	7.2253	51.91%
300	08/2028	360,359.71	15,677.42	7.2141	7.2111	52.21%
301	09/2028	347,317.86	15,201.26	7.1542	7.2000	52.52%
302	10/2028	334,655.65	14,737.79	7.1397	7.2068	52.85%
303	11/2028	322,362.74	14,287.11	7.1393	7.2158	53.18%
304	12/2028	310,429.34	13,848.96	7.1399	7.2265	53.53%
305	01/2029	298,845.94	13,422.83	7.1407	7.2377	53.90%
306	02/2029	287,603.16	13,009.43	7.1474	7.2485	54.28%
307	03/2029	276,692.49	12,606.39	7.1912	7.2565	54.67%
308	04/2029	266,104.36	12,214.60	7.2009	7.2436	55.08%
309	05/2029	255,830.16	11,833.50	7.2022	7.2273	55.51%
310	06/2029	245,861.39	11,462.89	7.2040	7.2090	55.95%
311	07/2029	236,189.77	11,102.53	7.2045	7.1913	56.41%
312	08/2029	226,807.29	10,750.54	7.1932	7.1730	56.88%
313	09/2029	217,705.10	10,409.90	7.1176	7.1584	57.38%
314	10/2029	208,876.70	10,078.47	7.0988	7.1648	57.90%
315	11/2029	200,314.50	9,756.34	7.0980	7.1741	58.45%
316	12/2029	192,011.34	9,443.37	7.0982	7.1853	59.02%
317	01/2030	183,960.30	9,139.13	7.0988	7.1970	59.62%
318	02/2030	176,154.51	8,843.98	7.1056	7.2082	60.25%
319	03/2030	168,587.67	8,556.54	7.1521	7.2165	60.91%
320	04/2030	161,252.87	8,277.26	7.1624	7.2035	61.60%
321	05/2030	154,143.82	8,005.78	7.1634	7.1869	62.32%
322	06/2030	147,254.30	7,741.91	7.1648	7.1683	63.09%
323	07/2030	140,578.27	7,485.49	7.1651	7.1503	63.90%
324	08/2030	134,109.87	7,235.37	7.1535	7.1318	64.74%
325	09/2030	127,842.73	6,993.27	7.0776	7.1168	65.64%
326	10/2030	121,772.03	6,757.88	7.0585	7.1225	66.60%
327	11/2030	115,892.23	6,529.24	7.0575	7.1310	67.61%
328	12/2030	110,198.11	6,307.22	7.0575	7.1414	68.68%

329	01/2031	104,684.60	6,091.54	7.0577	7.1522	69.83%
330	02/2031	99,346.70	5,882.33	7.0640	7.1626	71.05%
331	03/2031	94,179.75	5,678.83	7.1080	7.1701	72.36%
332	04/2031	89,178.77	5,481.23	7.1174	7.1557	73.76%
333	05/2031	84,339.17	5,289.28	7.1181	7.1378	75.26%
334	06/2031	79,656.42	5,102.85	7.1192	7.1178	76.87%
335	07/2031	75,126.12	4,921.83	7.1191	7.0984	78.62%
336	08/2031	70,744.02	4,745.48	7.1065	7.0784	80.50%
337	09/2031	66,505.53	4,574.81	7.0259	7.0614	82.55%
338	10/2031	62,407.08	4,409.02	7.0053	7.0609	84.78%
339	11/2031	58,444.66	4,248.09	7.0040	7.0633	87.22%
340	12/2031	54,614.44	4,091.95	7.0036	7.0666	89.91%
341	01/2032	50,912.76	3,940.39	7.0034	7.0701	92.87%
342	02/2032	47,335.97	3,793.27	7.0053	7.0734	96.16%
343	03/2032	43,880.52	3,650.51	7.0207	7.0744	99.83%
344	04/2032	40,542.96	3,511.97	7.0235	7.0599	103.95%
345	05/2032	37,319.95	3,377.52	7.0234	7.0428	108.60%
346	06/2032	34,208.19	3,247.09	7.0235	7.0243	113.91%
347	07/2032	31,204.52	3,120.55	7.0229	7.0063	120.00%
348	08/2032	28,305.83	2,997.57	7.0109	6.9877	127.08%
349	09/2032	25,508.95	2,878.50	6.9378	6.9721	135.41%
350	10/2032	22,811.14	2,762.98	6.9188	6.9721	145.35%
351	11/2032	20,209.50	2,650.94	6.9170	6.9743	157.41%
352	12/2032	17,701.27	2,542.33	6.9162	6.9779	172.35%
353	01/2033	15,283.76	2,437.01	6.9155	6.9817	191.34%
354	02/2033	12,954.33	2,334.90	6.9174	6.9853	216.29%
355	03/2033	10,710.40	2,235.92	6.9355	6.9855	250.51%
356	04/2033	8,549.49	2,123.60	6.9382	6.9630	298.07%
357	05/2033	6,485.51	2,031.42	6.9378	6.9376	375.87%
358	06/2033	4,499.07	1,939.22	6.9377	6.9088	517.23%
359	07/2033	2,590.75	1,596.53	6.9365	6.8814	739.49%
360	08/2033	1,011.62	459.60	6.9182	6.8530	545.18%
361	09/2033	558.92	391.84	6.8074	6.8289	841.28%
362	10/2033	170.810	171.92	6.7782	6.8266	1207.80%
Total						

Asset Backed Certificates
ARSI

Tranche A-4

1 Month Libor : 1.12
6 Month Libor : 1.12
A-4 Spread : 16

DM / Price	PXCALL	PXMAT
7	100.1243	100.1243
8	100.1105	100.1105
9	100.0967	100.0967
10	100.0829	100.0829
11	100.0691	100.0691
12	100.0552	100.0552
13	100.0414	100.0414
14	100.0276	100.0276
15	100.0138	100.0138
16	100.0000	100.0000
17	99.9862	99.9862
18	99.9724	99.9724
19	99.9586	99.9586
20	99.9448	99.9448
21	99.9310	99.9310
22	99.9172	99.9172
23	99.9034	99.9034
24	99.8897	99.8897
25	99.8759	99.8759
Average Life	1.38	1.38

ARSI 2003-W1

FICO Score

Note: Cells in red font are calculations

Collateral Cuts for Subprime Pool

FICO	Total Balance Amount	%[2]	LTV	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ.
500 – 549.99	98,733,255.34	10.16%	> 70.0	66,616,322.60	6.85%	79.41	40.92	527	89.27	98.71
550 – 574.99	168,924,324.21	17.38%	> 70.0	145,943,652.12	15.02%	85.26	40.45	561	89.03	97.26
575 – 599.99	120,023,448.03	12.35%	> 70.0	105,502,579.75	10.85%	85.57	38.77	587	86.35	96.39
600 – 619.99	158,676,294.71	16.33%	> 70.0	145,758,420.37	15.00%	89.00	39.22	608	86.64	93.70
620 – 649.99	201,709,816.64	20.75%	> 80.0	140,008,555.39	14.41%	91.21	38.11	633	83.72	91.32
650 – 679.99	122,739,999.82	12.63%	> 80.0	83,742,781.17	8.62%	91.01	38.15	662	78.59	87.78
680 – 699.99	40,795,496.12	4.20%	> 85.0	25,392,425.90	2.61%	92.20	39.84	688	78.78	84.09
700 – 749.99	46,306,752.52	4.76%	> 85.0	29,673,107.54	3.05%	91.56	35.66	718	67.55	80.75
750 – 799.99	13,741,535.96	1.41%	> 85.0	6,889,653.21	0.71%	92.01	30.79	772	77.43	68.88
> 800	288,044.70	0.03%	> 85.0	148,500.00	0.02%	90.00	17.00	802	100.00	0.00
TOTAL	971,938,968.05	100.00%		749,675,998.05	77.13%					
FICO: Average	612		Min:	500	Max:	802				

Debt To Income (DTI) Ratio

DTI	Total Balance Amount	%[2]	FICO	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ.
<= 20	46,839,999.38	4.82%	< 550	2,723,303.31	0.28%	67.53	16.61	517	97.06	100.00
20.001 – 25.00	58,598,953.43	6.03%	< 550	4,451,488.55	0.46%	71.23	23.35	530	96.77	100.00
25.001 – 30.00	85,036,042.13	8.75%	< 575	22,412,279.16	2.31%	78.27	28.09	549	91.26	93.78
30.001 – 35.00	117,872,621.75	12.13%	< 575	28,890,004.67	2.97%	77.28	32.95	548	85.14	98.32
35.001 – 40.00	166,654,616.36	17.15%	< 600	66,407,243.22	6.83%	80.15	38.01	562	89.94	98.70
40.001 – 45.00	197,747,876.02	20.35%	< 625	114,063,054.61	11.74%	83.97	43.12	579	89.22	97.01
45.001 – 50.00	262,206,835.39	26.98%	< 650	209,821,180.60	21.59%	84.96	48.21	589	87.68	96.96
50.001 – 55.00	36,982,023.59	3.80%	< 675	33,852,735.83	3.48%	67.77	53.43	573	83.62	95.58
TOTAL	971,938,968.05	100.00%		482,621,289.95	49.66%					
DTI: Average	38.84		Min:	0	Max:	55				

Loan To Value (LTV) Ratio

LTV	Total Balance Amount	%[2]	DTI	Adjusted Balance[1] Amount	%[2]	WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ
< 60.00	50,913,642.45	5.24%	> 50	7,616,866.83	0.78%	51.02	53.22	598	83.10	100.00
60.01 – 70.00	72,925,201.76	7.50%	> 50	13,078,207.90	1.35%	66.06	53.61	578	87.97	96.31
70.01 – 80.00	228,332,447.27	23.49%	> 50	14,620,270.02	1.50%	74.62	53.29	579	77.54	93.07
80.01 – 85.00	135,933,135.04	13.99%	> 50	368,000.00	0.04%	84.99	52.00	622	100.00	100.00
85.01 – 90.00	289,041,532.06	29.74%	> 50	763,575.65	0.08%	89.37	54.23	583	73.02	91.75
90.01 – 95.00	194,793,009.47	20.04%	> 50	535,103.19	0.06%	94.85	52.30	613	85.52	100.00
TOTAL	971,938,968.05	100.00%		36,982,023.59	3.80%	67.43	53.38	583	82.62	95.79
LTV: Average	83.33	Min:	16.96	Max:	95					

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.

All other cuts except the adjusted balance are only for the main bucket

[2] Percent of the Aggregate Principal Balance - calculated automatically.

Principal Balance

Scheduled Principal Balance	Total Balance Amount	%[2]	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
$50.1 – $200K	418,139,510.96	43.02%	606	82.63	38.00	85.35	90.26	49.59	67.16
$200.1 – $250K	176,363,848.95	18.15%	614	82.79	39.58	84.16	95.72	52.70	67.09
$250.1 – $300K	127,159,625.71	13.08%	613	84.59	39.85	79.86	96.62	51.50	65.37
$300.1 – $400K	158,108,507.18	16.27%	621	85.66	39.74	84.12	95.16	47.78	57.79
$400.1 – $500K	89,013,514.04	9.16%	618	81.79	39.46	85.38	96.31	50.44	59.81
$500.1 – $600K	3,153,961.21	0.32%	643	81.40	34.77	100.00	83.89	0.00	83.89
TOTAL	971,938,968.05	100.00%	612	83.33	38.94	84.27	93.41	50.03	64.77
Principal Balance: Average		$184,358.68	Min:	59,947.83	Max:	549,599.63			

Documentation Type

Doc Type	Total Balance Amount	%[2]	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout
Full Documentation	629,518,658.42	64.77%	605	82.79	39.60	85.83	95.52	50.93
Stated	303,953,985.54	31.27%	628	84.33	38.13	80.93	89.20	47.72
Limited	38,466,324.09	3.96%	612	84.20	34.39	85.13	92.26	53.49
TOTAL	971,938,968.05	100.00%	**612**	**83.33**	**38.94**	**84.27**	**93.41**	**50.03**

Property Type

Property Type	Total Balance Amount	%[2]	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc
Single Family Residence/Detached	742,923,783.82	76.44%	608	83.17	39.22	95.11	50.85	66.24
PUD/Detached	70,934,483.94	7.30%	619	85.35	39.27	94.12	44.07	63.35
PUD/Attached	3,763,963.97	0.39%	601	80.11	44.48	100.00	43.97	67.07
Condo	56,703,663.78	5.83%	620	84.68	38.50	91.74	42.25	59.19
Multi Unit	92,977,789.48	9.57%	632	82.48	36.49	80.36	53.78	56.81
Single Family Residence/Attached	1,401,480.54	0.14%	608	88.75	37.15	65.28	29.91	53.49
Manufactured Home	3,233,802.52	0.33%	594	77.62	38.57	97.92	34.87	88.17
TOTAL	971,938,968.05	100.00%	**612**	**83.33**	**38.94**	**93.41**	**50.03**	**64.77**

Loan Purpose

Loan Purpose	Total Balance Amount	%[2]	WA. FICO	WA. LTV	WA DTI	% SFD/ PUD	% Owner Occ
Refinance – Rate Term	258,733,796.58	26.62%	603	83.54	40.23	90.21	97.58
Refinance – Cashout	486,237,987.32	50.03%	606	80.49	38.57	84.56	93.63
Purchase	226,967,184.15	23.35%	635	89.16	38.24	76.87	88.18
TOTAL	971,938,968.05	100.00%	**612**	**83.33**	**38.94**	**84.27**	**93.41**

Fixed Vs. Floating Collateral

Lien Status	Total Balance Amount	%[2]	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout	Index	Margin
Fixed	268,730,964.16	27.65%	632	79.20	38.73	82.80	96.55	57.94	fix	0
2/13	539,198.84	0.06%	652	88.46	43.05	100.00	71.79	56.35	56.35	6.500
2/18	2,242,936.40	0.23%	618	84.86	39.76	93.11	83.40	39.94	83.05	6.425
2/28	644,553,757.18	66.32%	604	85.09	38.93	84.80	92.20	46.61	60.70	6.412
3/27	55,872,111.47	5.75%	607	82.71	39.88	84.72	92.88	51.69	62.80	6.330
TOTAL	971,938,968.05	100.00%	**612**	**83.33**	**38.94**	**84.27**	**93.41**	**50.03**	**64.77**	**6.406**

Lien Status

Lien Status	Total Balance Amount	%[2]	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout
First Lien	971,938,968.05	100.00%	612	83.33	38.94	84.27	93.41	50.03
Second Lien		0.00%						
Third Lien		0.00%						
TOTAL	971,938,968.05	100.00%	**612**	**83.33**	**38.94**	**84.27**	**93.41**	**50.03**

Occupancy Status

Occupancy Type	Total Balance Amount	%[2]	WA. FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Primary Residence	907,901,215.68	93.41%	610	83.23	39.37	85.69	100.00	50.15
Second Home	6,999,876.26	0.72%	652	81.63	37.98	83.97	0.00	34.60
Investment	57,037,876.11	5.87%	644	85.01	32.01	61.61	0.00	50.03
TOTAL	971,938,968.05	100.00%	**612**	**83.33**	**38.94**	**84.27**	**93.41**	**50.03**

Prepayment Penalty

Prepayment Charges Term at Origination	Total Balance Amount	%[2]	# of Loans	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
0	175,841,626.68	18.09%	920	616	83.27	37.73	77.17	89.25	52.11
12	81,721,248.14	8.41%	370	624	80.34	38.62	74.89	93.97	57.90
24	490,215,607.33	50.44%	2775	604	84.81	39.39	86.35	93.51	45.14
36	224,160,485.90	23.06%	1207	623	81.21	38.99	88.69	96.27	56.20
TOTAL	971,938,968.05	100.00%	**5,272**	**612**	**83.33**	**38.94**	**84.27**	**93.41**	**50.03**

Section 32 Loans

	Total Balance Amount	%[2]	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout
Section 32 Loans	0	0%						
Total								

GA % and Top 5 States

State	%[2]
GEORGIA	1.12%
California	34.66%
New York	10.74%
Florida	9.63%
Illinois	6.06%
New Jersey	3.91%

Top 5 Originators

Originator	%[2]

Servicers

Servicer	%[2]

STRESS ANALYSIS

Assuming LIBOR Ramp: 1 month LIBOR+300 over 36 months; 50% Loss Severity; 12 month lag for liquidation losses. Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

Default Ramp - 0 to 4.5 CDR over 36 months; and other assumptions remaining same as breakeven CDR, solve for a multiple of default ramp at first dollar principal loss for the following prepayment speeds:

	Multiple of Default Ramp			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

ARSI 2003-W1

1. California Region Distribution*

Region	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance
Northern California	513	$125,237,716.78	37.18%
Southern California	909	211,613,959.09	62.82
Total:	**1,422**	**$336,851,675.87**	**100.00%**

* Zip Codes in California greater than 93500 are labeled Northern California, less than 93500 are labeled Southern California.

Northern California
Southern California

2. Top Zip Codes*

Zip Code	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance
94531	11	$3,244,441.68	0.33%
92336	15	3,003,312.81	0.31
92592	11	2,915,059.14	0.30
94587	7	2,531,569.45	0.26
94303	6	2,524,233.36	0.26
94605	10	2,463,053.70	0.25
95127	7	2,417,440.99	0.25
91709	8	2,280,023.15	0.23
92707	11	2,247,282.86	0.23
94561	8	2,195,055.93	0.23
33023	16	2,180,433.78	0.22
11432	6	2,132,854.40	0.22
90745	9	2,116,189.92	0.22
11779	10	2,086,670.65	0.21
11208	8	2,084,038.78	0.21
92114	10	2,081,536.08	0.21
95116	6	2,055,883.91	0.21
92882	7	2,008,003.78	0.21
90606	10	1,993,646.21	0.21
94544	7	1,977,014.05	0.20
Other	5,089	925,401,223.42	95.21
Total:	**5,272**	**$971,938,968.05**	**100.00%**

2003-03 Option One

1. Nothern California Zip Codes

California Region	Zip Code	Number of Mortgage Loans	Aggregate Principal Balance	Average of Aggregate Principal Balance	W.A. Combined Original LTV	W.A. FICO Score	W.A. Gross Coupon
Northern California	93510	1	$250,000.00	$250,000.00	56.18%	693	6.200%
	93534	3	401,160.55	133,720.18	85.03	582	9.327
	93535	2	289,840.42	144,920.21	89.91	660	7.413
	93536	4	755,881.57	188,970.39	80.55	679	6.856
	93543	2	188,967.22	94,483.61	83.93	613	8.572
	93550	6	848,554.21	141,425.70	84.69	595	7.377
	93551	2	354,432.96	177,216.48	70.12	550	7.930
	93552	2	275,607.54	137,803.77	80.00	658	6.550
	93555	1	98,323.24	98,323.24	77.79	599	7.250
	93591	1	103,123.41	103,123.41	80.00	706	7.500
	93602	1	127,683.34	127,683.34	90.00	630	6.450
	93611	3	407,005.25	135,668.42	88.04	635	7.730
	93635	2	371,107.94	185,553.97	67.56	668	7.317
	93638	2	298,910.53	149,455.27	80.65	623	7.118
	93657	2	159,925.00	79,962.50	62.99	602	8.524
	93710	1	159,900.55	159,900.55	80.00	527	8.375
	93720	1	183,000.00	183,000.00	100.00	688	8.850
	93722	1	147,250.00	147,250.00	95.00	659	5.900
	93725	1	70,946.24	70,946.24	74.35	596	7.400
	93728	1	81,641.17	81,641.17	68.08	618	7.650
	93905	4	869,361.56	217,340.39	78.54	694	6.856
	93906	1	306,000.00	306,000.00	79.48	650	6.000
	93907	2	485,571.73	242,785.87	56.89	629	6.635
	93926	1	149,863.07	149,863.07	73.17	668	6.450
	93930	1	132,884.36	132,884.36	64.88	664	6.700
	93950	1	184,824.46	184,824.46	46.84	0	6.250
	93955	2	662,629.15	331,314.58	79.53	638	6.652
	93960	1	251,634.06	251,634.06	90.00	582	7.625
	94002	1	499,525.58	499,525.58	63.29	592	6.250
	94014	1	401,953.21	401,953.21	72.61	596	6.750
	94044	1	391,697.23	391,697.23	80.00	584	7.300
	94070	1	249,662.70	249,662.70	50.00	660	7.990
	94080	1	405,553.87	405,553.87	63.94	565	8.990
	94112	1	279,734.32	279,734.32	58.95	693	6.250
	94121	1	448,210.85	448,210.85	79.99	675	8.125
	94127	2	414,501.91	207,250.96	29.58	596	6.991
	94133	1	937,168.38	937,168.38	70.00	568	6.600
	94134	1	468,000.00	468,000.00	64.55	642	6.000
	94303	1	131,862.18	131,862.18	38.82	560	5.750

2. Southern California Zip Codes

California Region	Zip Code	Number of Mortgage Loans	Aggregate Principal Balance
Southern California	90002	2	$279,421.76
	90003	1	94,250.00
	90011	1	141,833.64
	90016	1	121,000.00
	90018	1	147,914.50
	90026	1	437,500.00
	90027	2	1,015,733.32
	90037	1	247,500.00
	90039	1	267,200.00
	90043	3	619,692.18
	90044	5	665,174.64
	90045	2	817,834.20
	90046	1	531,000.00
	90047	5	823,896.77
	90061	1	183,875.28
	90062	1	138,885.84
	90065	3	685,210.39
	90201	1	303,000.00
	90220	2	310,354.68
	90221	1	206,500.00
	90222	1	151,916.80
	90240	1	431,625.44
	90242	1	240,599.85
	90260	1	161,000.00
	90262	1	199,579.04
	90265	1	499,590.16
	90278	1	382,600.37
	90291	1	430,914.67
	90293	1	288,000.00
	90303	2	418,214.59
	90304	2	234,080.66
	90305	1	191,914.88
	90404	1	231,304.79
	90501	2	450,858.61
	90601	1	61,455.49
	90603	1	162,849.76
	90604	2	424,439.07
	90605	2	391,278.49
	90606	1	149,916.34

Average of Aggregate Principal Balance	W.A. Combined Original LTV	W.A. FICO Score	W.A. Gross Coupon
$139,710.88	82.95%	589	8.128%
94,250.00	65.00	560	9.400
141,833.64	85.00	708	7.000
121,000.00	60.50	583	6.990
147,914.50	77.89	517	8.730
437,500.00	70.00	549	6.625
507,866.66	74.38	644	7.210
247,500.00	90.00	621	7.990
267,200.00	80.00	686	6.900
206,564.06	59.22	581	7.821
133,034.93	76.57	591	7.709
408,917.10	74.52	649	6.645
531,000.00	90.00	691	7.500
164,779.35	82.10	625	7.101
183,875.28	80.00	562	7.950
138,885.84	63.18	564	6.990
228,403.46	71.73	548	8.103
303,000.00	79.74	681	6.950
155,177.34	90.00	641	6.617
206,500.00	79.42	674	7.500
151,916.80	80.00	523	8.990
431,625.44	77.88	518	7.650
240,599.85	89.59	699	6.950
161,000.00	70.00	567	8.250
199,579.04	84.99	628	7.750
499,590.16	58.82	618	7.000
382,600.37	51.04	680	6.625
430,914.67	80.00	640	8.375
288,000.00	80.00	607	7.980
209,107.30	80.31	623	7.252
117,040.33	65.38	564	7.995
191,914.88	80.00	555	9.990
231,304.79	74.12	521	7.500
225,429.31	79.71	566	7.366
61,455.49	24.31	629	7.625
162,849.76	60.37	588	6.400
212,219.54	81.88	555	8.035
195,639.25	82.48	580	7.561
149,916.34	58.82	587	8.900

94501	1	293,134.25	293,134.25	68.37	651	6.100
94502	1	467,430.96	467,430.96	80.00	571	8.500
94503	1	212,822.13	212,822.13	84.98	615	7.500
94509	4	1,044,808.64	261,202.16	84.93	619	7.030
94510	1	260,000.00	260,000.00	57.78	570	6.600
94513	5	1,164,758.29	232,951.66	82.00	581	7.587
94514	1	289,750.00	289,750.00	95.00	649	6.850
94517	1	715,411.94	715,411.94	80.00	527	6.990
94518	1	185,000.00	185,000.00	54.41	537	6.750
94520	1	88,126.26	88,126.26	70.00	697	6.900
94521	1	290,342.96	290,342.96	70.00	611	9.050
94531	3	575,670.39	191,890.13	66.00	588	7.498
94533	6	1,214,894.20	202,482.37	80.51	623	7.224
94534	2	610,540.68	305,270.34	87.79	715	6.953
94536	3	773,160.09	257,720.03	71.20	565	7.080
94538	2	680,198.22	340,099.11	78.06	652	7.087
94544	4	1,097,545.37	274,386.34	77.39	586	7.496
94545	1	368,643.08	368,643.08	90.00	618	6.150
94547	1	207,827.82	207,827.82	45.22	607	6.950
94550	1	333,000.00	333,000.00	63.55	506	7.550
94551	1	334,000.00	334,000.00	84.56	569	8.250
94553	1	459,419.37	459,419.37	95.00	702	6.950
94558	1	427,631.50	427,631.50	69.03	522	6.750
94560	2	637,586.99	318,793.50	77.10	629	6.427
94561	1	333,605.20	333,605.20	90.00	649	6.450
94564	1	237,309.13	237,309.13	95.00	605	7.100
94565	7	1,493,195.46	213,313.64	76.48	611	6.865
94566	3	1,528,509.29	509,503.10	67.01	589	6.708
94577	1	234,339.43	234,339.43	70.00	528	7.900
94583	1	643,241.24	643,241.24	77.25	765	6.500
94585	3	622,917.88	207,639.29	76.97	588	7.842
94587	3	1,079,348.10	359,782.70	81.98	611	7.802
94589	5	1,472,807.48	294,561.50	64.70	590	7.029
94590	1	200,544.99	200,544.99	86.51	601	7.300
94591	8	2,093,678.90	261,709.86	78.84	626	7.148
94601	4	1,087,426.58	271,856.65	73.05	545	9.532
94602	1	149,895.19	149,895.19	65.79	564	7.800
94605	2	555,493.92	277,746.96	71.22	545	7.714
94606	1	423,185.71	423,185.71	70.00	665	7.500
94607	2	488,273.48	244,136.74	81.63	560	9.824
94608	1	299,575.15	299,575.15	80.00	0	7.750
94609	1	363,713.21	363,713.21	80.00	672	7.200
94611	3	1,546,925.47	515,641.82	72.71	640	6.924
94612	1	374,686.50	374,686.50	75.00	597	6.900
94619	2	654,855.06	327,427.53	78.51	735	6.423
94621	1	194,805.88	194,805.88	84.23	770	6.000
94705	1	247,682.63	247,682.63	80.00	521	8.250
94801	2	374,371.92	187,185.96	73.25	559	6.770
94803	1	404,708.35	404,708.35	75.00	659	7.650
94804	1	109,790.71	109,790.71	49.55	630	6.250
94806	4	844,750.75	211,187.69	78.01	633	7.849
94928	2	388,535.14	194,267.57	75.21	611	7.977
94929	1	137,794.52	137,794.52	64.19	578	7.500
94930	1	524,633.18	524,633.18	71.43	562	7.800

90607	1	164,402.28
90620	1	257,201.19
90621	1	169,859.27
90630	2	665,879.53
90631	2	521,820.38
90638	1	215,839.70
90650	3	488,705.72
90660	1	179,930.75
90680	1	222,277.24
90701	2	635,849.80
90706	1	199,771.40
90710	1	285,807.71
90715	1	255,506.91
90716	1	142,864.31
90723	1	108,750.00
90744	1	149,432.44
90745	2	269,513.40
90804	1	148,000.00
90805	5	1,110,615.32
90806	2	279,531.34
90807	4	1,190,565.08
90810	3	544,238.13
90813	2	596,599.10
90814	1	66,894.83
91001	3	551,355.99
91007	1	692,000.00
91024	1	498,774.66
91040	1	172,839.63
91104	1	130,412.26
91106	1	203,907.81
91207	1	67,734.98
91208	1	475,000.00
91214	1	245,000.00
91301	2	443,994.99
91302	2	916,249.00
91303	1	89,933.87
91304	1	170,000.00
91307	1	235,000.00
91311	3	1,354,621.79
91316	1	342,000.00
91326	1	259,609.01
91331	4	484,651.92
91335	1	192,425.14
91340	1	171,878.60
91342	8	1,582,593.66
91344	3	681,164.18
91351	2	420,270.08
91352	3	531,423.39
91355	3	849,490.23
91361	1	363,555.41
91362	1	396,000.00
91367	2	717,089.08
91381	1	74,652.48
91384	1	307,790.80

164,402.28	80.00	668	7.125
257,201.19	90.00	619	7.300
169,859.27	53.97	532	6.950
332,939.77	78.78	689	6.359
260,910.19	63.96	547	6.996
215,839.70	80.00	596	7.500
162,901.91	87.15	618	9.003
179,930.75	80.00	552	10.650
222,277.24	80.00	538	8.950
317,924.90	90.00	611	7.779
199,771.40	80.00	524	8.800
285,807.71	76.27	542	7.990
255,506.91	86.49	552	8.250
142,864.31	78.24	711	6.250
108,750.00	75.00	544	8.550
149,432.44	65.00	531	9.900
134,756.70	80.00	531	9.595
148,000.00	64.35	549	7.990
222,123.06	82.81	560	7.766
139,765.67	55.56	565	7.005
297,641.27	82.51	612	6.748
181,412.71	76.43	637	7.148
298,299.55	78.07	612	7.996
66,894.83	61.61	666	9.400
183,785.33	64.03	578	6.806
692,000.00	80.00	602	6.990
498,774.66	54.00	501	7.625
172,839.63	69.20	501	9.800
130,412.26	69.41	572	7.990
203,907.81	75.00	597	9.900
67,734.98	57.95	689	6.900
475,000.00	68.84	673	5.990
245,000.00	81.67	606	7.150
221,997.50	69.68	585	7.152
458,124.50	74.90	576	7.736
89,933.87	37.19	556	7.550
170,000.00	59.65	564	7.100
235,000.00	68.12	668	5.800
451,540.60	78.53	631	6.583
342,000.00	90.00	628	7.400
259,609.01	54.17	571	7.450
121,162.98	60.47	595	7.788
192,425.14	70.00	553	10.600
171,878.60	80.00	596	7.750
197,824.21	78.27	589	7.700
227,054.73	76.17	646	6.583
210,135.04	76.53	613	6.650
177,141.13	64.65	612	6.722
283,163.41	75.44	727	6.503
363,555.41	75.00	529	9.100
396,000.00	90.00	635	6.800
358,544.54	72.97	610	6.529
74,652.48	75.00	536	11.250
307,790.80	80.00	509	7.940

94945	1	230,000.00	230,000.00	67.55	583	6.590
94947	2	417,961.17	208,980.59	57.85	574	7.060
94954	2	666,539.33	333,269.67	86.96	618	7.373
95006	2	649,715.15	324,857.58	87.13	632	7.118
95020	2	932,211.69	466,105.85	90.24	702	6.823
95023	1	336,512.85	336,512.85	80.00	686	6.800
95035	2	824,163.53	412,081.77	85.78	636	7.450
95037	1	409,199.12	409,199.12	65.00	537	7.550
95051	1	349,667.91	349,667.91	68.63	663	6.250
95054	1	351,741.37	351,741.37	80.00	635	7.550
95062	1	235,000.00	235,000.00	41.23	668	6.100
95065	1	454,415.88	454,415.88	85.00	594	7.550
95066	1	497,590.99	497,590.99	79.68	609	6.990
95076	3	769,643.53	256,547.84	64.83	654	6.484
95110	1	455,373.48	455,373.48	95.00	632	7.900
95111	3	539,900.96	179,966.99	49.92	609	6.818
95116	1	149,890.89	149,890.89	54.55	637	7.600
95121	2	690,797.81	345,398.91	80.00	699	6.903
95123	5	1,362,266.49	272,453.30	76.48	639	7.737
95124	1	367,630.14	367,630.14	78.80	671	5.950
95125	1	479,544.56	479,544.56	75.00	698	6.250
95126	1	204,814.32	204,814.32	42.80	568	6.490
95127	3	940,833.55	313,611.18	67.22	626	6.637
95131	1	197,699.26	197,699.26	46.59	550	7.400
95148	1	363,280.83	363,280.83	63.30	523	8.125
95203	1	139,846.77	139,846.77	70.00	637	5.500
95204	1	134,813.59	134,813.59	90.00	594	7.875
95206	2	241,723.15	120,861.58	66.86	611	8.018
95207	1	166,860.39	166,860.39	77.67	592	6.900
95209	4	738,850.00	184,712.50	81.73	574	7.390
95210	2	288,785.32	144,392.66	80.99	626	7.285
95228	1	61,500.00	61,500.00	62.76	627	6.500
95236	1	265,000.00	265,000.00	94.98	655	6.500
95240	3	542,523.93	180,841.31	80.05	642	7.544
95242	1	164,852.29	164,852.29	84.62	587	6.550
95247	1	209,810.16	209,810.16	60.00	607	6.500
95249	1	131,677.29	131,677.29	87.83	537	8.950
95307	3	429,761.61	143,253.87	78.42	583	7.571
95315	1	119,126.29	119,126.29	71.38	579	8.400
95319	1	124,890.25	124,890.25	83.33	665	6.650
95327	1	107,914.74	107,914.74	90.00	752	7.190
95328	2	230,561.82	115,280.91	67.75	556	8.701
95330	2	276,843.73	138,421.87	68.55	615	9.147
95336	2	243,198.12	121,599.06	66.67	610	8.098
95337	2	425,294.54	212,647.27	84.69	618	7.178
95340	3	413,715.67	137,905.22	78.83	641	7.159
95350	5	773,236.12	154,647.22	81.25	591	7.919
95351	2	186,250.00	93,125.00	63.26	552	9.055
95354	1	159,742.63	159,742.63	88.89	531	9.125
95355	3	584,971.33	194,990.44	91.65	567	7.873
95358	2	182,750.00	91,375.00	55.66	580	8.333
95361	2	714,278.69	357,139.35	88.30	615	8.100
95367	1	198,000.00	198,000.00	90.00	650	8.300
95368	5	887,943.14	177,588.63	82.19	577	7.740

91387	1	230,000.00
91390	1	312,000.00
91402	2	304,700.92
91403	1	200,000.00
91406	1	249,776.18
91504	1	139,536.05
91505	1	149,890.02
91602	2	339,181.85
91605	2	423,009.67
91701	1	182,282.50
91706	2	413,723.56
91709	3	797,024.33
91710	7	1,391,522.41
91722	1	209,600.00
91724	1	94,938.17
91730	6	1,134,754.25
91737	1	319,757.71
91740	3	708,486.10
91744	2	348,000.00
91745	1	235,000.00
91746	2	385,319.27
91750	1	234,840.72
91752	1	95,920.53
91761	1	159,774.73
91762	2	314,370.83
91763	2	324,554.96
91764	1	137,779.29
91765	3	966,771.41
91766	3	559,477.95
91767	1	108,961.05
91768	1	159,885.93
91770	1	162,352.81
91784	1	398,734.98
91786	4	617,285.48
91789	3	829,016.21
91790	1	269,816.99
91792	1	134,899.81
91910	3	877,730.84
91911	4	949,658.31
91915	2	751,799.22
91945	5	1,155,878.95
91950	2	302,790.49
91977	5	873,681.06
92009	2	609,436.57
92014	1	97,000.00
92019	3	1,101,722.14
92020	1	182,900.04
92021	1	156,750.00
92024	2	1,178,082.74
92025	1	197,813.93
92027	1	251,829.19
92029	1	380,000.00
92037	1	484,503.17
92040	3	587,545.04

230,000.00	71.88	654	6.250
312,000.00	80.00	551	6.700
152,350.46	92.49	581	7.997
200,000.00	59.70	564	6.600
249,776.18	67.57	628	6.550
139,536.05	68.29	521	6.990
149,890.02	46.30	534	7.950
169,590.93	53.95	660	7.259
211,504.84	77.28	566	7.456
182,282.50	80.00	645	8.200
206,861.78	84.26	536	8.031
265,674.78	79.33	605	7.121
198,788.92	76.22	619	7.761
209,600.00	80.00	595	6.990
94,938.17	38.46	568	8.150
189,125.71	75.23	624	6.991
319,757.71	80.00	537	7.400
236,162.03	79.24	563	7.114
174,000.00	77.41	583	7.264
235,000.00	60.26	583	6.875
192,659.64	85.11	613	7.226
234,840.72	72.76	522	7.950
95,920.53	58.18	608	6.950
159,774.73	80.00	664	6.750
157,185.42	86.40	584	7.230
162,277.48	77.98	613	7.614
137,779.29	67.32	637	7.140
322,257.14	77.70	595	6.874
186,492.65	76.03	553	8.213
108,961.05	59.99	534	10.990
159,885.93	80.00	513	7.700
162,352.81	65.00	558	6.490
398,734.98	84.89	532	8.050
154,321.37	72.92	553	8.230
276,338.74	74.16	577	7.330
269,816.99	90.00	595	7.950
134,899.81	52.43	535	7.500
292,576.95	82.56	609	6.671
237,414.58	78.49	633	6.812
375,899.61	79.83	611	7.127
231,175.79	76.51	566	7.084
151,395.25	53.40	523	7.853
174,736.21	75.02	590	7.860
304,718.29	80.98	697	5.983
97,000.00	40.42	571	9.700
367,240.71	85.01	624	7.484
182,900.04	79.57	514	9.000
156,750.00	75.00	585	8.900
589,041.37	62.62	600	6.951
197,813.93	90.00	621	6.300
251,829.19	80.00	570	7.950
380,000.00	72.38	503	8.100
484,503.17	64.67	680	5.850
195,848.35	71.89	581	6.943

95372	1	104,170.54	104,170.54	66.56	512	8.375
95376	1	215,000.00	215,000.00	61.43	543	6.950
95377	1	389,221.00	389,221.00	95.00	673	7.350
95380	1	110,930.65	110,930.65	64.91	588	8.350
95401	2	595,703.83	297,851.92	82.35	547	8.053
95403	1	60,000.00	60,000.00	79.03	574	11.950
95404	1	159,859.53	159,859.53	57.14	643	6.650
95437	1	223,200.00	223,200.00	90.00	628	7.050
95448	1	327,783.91	327,783.91	80.00	514	8.090
95461	1	222,130.00	222,130.00	95.00	672	7.350
95490	2	409,572.90	204,786.45	79.61	597	7.696
95501	1	226,817.57	226,817.57	92.65	618	7.100
95519	1	145,000.00	145,000.00	86.83	641	6.950
95540	2	342,956.98	171,478.49	90.96	679	7.012
95551	1	261,785.24	261,785.24	84.24	607	7.000
95562	1	89,216.33	89,216.33	75.00	530	10.740
95602	2	535,080.92	267,540.46	70.33	552	9.319
95603	1	266,285.00	266,285.00	95.00	661	6.750
95605	1	126,000.00	126,000.00	70.00	562	8.600
95610	1	141,304.93	141,304.93	70.00	564	7.990
95623	1	243,505.59	243,505.59	65.00	527	11.190
95624	3	938,784.60	312,928.20	81.57	635	7.390
95628	2	557,338.34	278,669.17	83.02	593	7.349
95630	1	495,601.39	495,601.39	83.75	639	7.100
95632	4	701,960.48	175,490.12	74.13	578	7.765
95650	1	298,998.83	298,998.83	80.00	592	7.990
95662	1	150,000.00	150,000.00	62.50	617	5.900
95667	2	584,883.26	292,441.63	86.73	522	7.929
95670	2	288,325.92	144,162.96	76.38	645	7.060
95673	1	198,000.00	198,000.00	90.00	581	6.700
95682	1	199,090.96	199,090.96	80.00	532	8.990
95683	1	139,396.48	139,396.48	89.42	687	7.500
95687	5	1,166,812.82	233,362.56	86.80	629	7.301
95688	1	237,318.38	237,318.38	95.00	614	7.350
95691	2	303,782.58	151,891.29	76.43	558	7.747
95693	1	204,532.52	204,532.52	80.00	623	8.150
95694	1	138,655.95	138,655.95	75.00	0	7.950
95747	1	298,483.69	298,483.69	71.19	571	6.750
95758	4	923,457.88	230,864.47	78.65	641	7.233
95816	2	628,166.68	314,083.34	85.37	582	7.661
95820	3	375,044.11	125,014.70	77.89	565	7.854
95821	1	167,320.66	167,320.66	85.00	609	7.300
95823	6	915,107.68	152,517.95	84.53	588	7.808
95824	2	234,521.36	117,260.68	72.75	547	7.925
95825	1	58,662.00	58,662.00	51.91	626	7.290
95826	1	204,104.38	204,104.38	95.00	603	7.700
95827	3	478,443.76	159,481.25	85.48	573	7.594
95828	5	799,881.74	159,976.35	82.27	567	7.440
95829	2	333,870.59	166,935.30	80.48	621	7.574
95831	1	74,967.52	74,967.52	31.91	639	10.100
95833	4	800,716.18	200,179.05	82.11	645	6.827
95835	2	427,379.13	213,689.57	77.08	569	8.387
95838	2	303,286.71	151,643.36	83.37	568	7.305
95842	3	492,777.64	164,259.21	83.21	628	6.951

92054	3	664,157.64
92056	1	263,848.11
92057	5	1,155,085.30
92064	2	428,579.54
92069	3	965,286.00
92071	2	385,646.95
92078	2	574,871.00
92082	2	585,873.80
92083	2	535,169.32
92084	2	485,224.31
92102	2	341,802.24
92104	1	194,832.11
92105	2	377,237.13
92109	2	425,326.24
92110	3	587,597.03
92111	1	245,000.00
92114	5	1,037,879.68
92118	1	254,733.77
92121	1	517,152.07
92126	3	778,895.85
92128	1	99,779.04
92129	1	247,301.10
92130	2	840,554.62
92131	1	152,000.00
92139	2	459,655.11
92154	3	588,367.49
92158	1	144,000.00
92173	1	239,816.47
92201	4	521,307.87
92211	1	214,991.84
92234	3	375,124.79
92241	1	81,950.32
92243	1	124,950.00
92251	1	116,379.45
92260	1	153,425.00
92270	1	749,536.22
92307	2	354,979.72
92308	2	182,799.01
92316	3	450,592.09
92321	1	83,919.06
92324	1	139,000.00
92325	1	159,915.30
92335	6	879,011.33
92336	7	1,442,376.29
92337	2	201,762.52
92345	1	79,843.09
92346	3	553,532.16
92373	1	139,323.56
92374	1	134,400.00
92376	4	514,146.82
92382	1	440,000.00
92386	1	107,928.41
92391	1	75,958.49
92392	3	336,833.67

221,385.88	73.57	594	7.540
263,848.11	80.00	563	8.750
231,017.06	75.50	541	7.487
214,289.77	68.76	561	7.746
321,762.00	75.58	633	6.211
192,823.48	79.01	598	7.587
287,435.50	77.51	571	7.773
292,936.90	69.20	626	7.367
267,584.66	77.79	555	7.807
242,612.16	77.16	550	6.846
170,901.12	57.52	539	8.728
194,832.11	65.00	601	6.750
188,618.57	69.96	665	7.182
212,663.12	53.57	680	6.650
195,865.68	70.39	652	7.976
245,000.00	70.00	515	5.900
207,575.94	74.78	582	8.621
254,733.77	45.95	722	5.750
517,152.07	90.00	699	7.990
259,631.95	73.73	550	7.892
99,779.04	62.43	522	10.950
247,301.10	90.00	632	7.100
420,277.31	80.05	609	6.981
152,000.00	55.88	545	7.890
229,827.56	79.73	552	7.487
196,122.50	83.96	646	7.397
144,000.00	70.24	583	8.000
239,816.47	80.00	602	7.350
130,326.97	68.71	574	7.816
214,991.84	80.00	634	6.150
125,041.60	90.00	618	8.048
81,950.32	68.33	675	8.500
124,950.00	85.00	664	6.450
116,379.45	85.00	556	8.500
153,425.00	95.00	653	7.600
749,536.22	39.47	508	8.400
177,489.86	78.27	555	7.718
91,399.51	85.41	612	8.124
150,197.36	75.68	551	7.547
83,919.06	74.67	0	6.170
139,000.00	89.68	703	6.500
159,915.30	80.00	526	9.150
146,501.89	81.70	583	7.663
206,053.76	84.18	592	7.197
100,881.26	58.73	571	7.226
79,843.09	80.00	531	11.600
184,510.72	84.14	596	7.577
139,323.56	66.04	571	7.400
134,400.00	80.00	526	8.250
128,536.71	74.27	569	7.584
440,000.00	71.54	546	7.590
107,928.41	90.00	698	8.060
75,958.49	80.00	509	9.000
112,277.89	58.32	722	7.163

	95843	2	369,608.46	184,804.23	84.67	536	8.511
	95864	1	329,254.38	329,254.38	85.00	526	8.990
	95901	2	239,411.77	119,705.89	79.84	585	7.526
	95917	1	116,899.27	116,899.27	83.57	609	6.750
	95928	2	258,000.00	129,000.00	78.22	564	7.375
	95945	1	156,400.00	156,400.00	80.00	564	8.300
	95946	3	737,396.55	245,798.85	77.99	564	8.303
	95948	1	92,000.00	92,000.00	80.00	619	9.050
	95949	2	455,550.00	227,775.00	87.71	608	7.050
	95959	3	951,422.97	317,140.99	68.31	645	7.054
	95960	1	423,616.70	423,616.70	80.00	635	6.500
	95961	1	119,603.81	119,603.81	90.00	687	7.100
	95966	1	75,941.30	75,941.30	80.00	594	7.300
	95969	1	207,053.76	207,053.76	80.00	711	7.750
	95973	2	409,479.13	204,739.57	87.50	603	7.118
	95991	3	370,425.00	123,475.00	77.82	600	7.969
	95993	2	377,817.50	188,908.75	87.48	668	6.495
	96001	3	466,867.39	155,622.46	78.84	558	7.731
	96002	5	441,823.89	88,364.78	58.85	562	7.923
	96003	6	1,013,860.28	168,976.71	73.26	612	7.024
	96007	2	157,976.00	78,988.00	73.79	655	8.143
	96021	2	225,866.94	112,933.47	82.46	584	8.423
	96028	1	56,000.00	56,000.00	80.00	665	6.500
	96080	1	149,879.45	149,879.45	94.34	618	7.100
	96094	1	99,000.00	99,000.00	90.00	649	7.650
	96126	1	197,836.09	197,836.09	90.00	656	6.950
	96150	5	717,712.66	143,542.53	68.74	613	7.887
Grand Total:	**Total:**	**427**	**$95,639,222.17**	**$223,979.44**	**77.11%**	**612**	**7.373%**

92399	1	217,278.30
92404	2	231,386.41
92405	1	62,959.83
92408	1	196,235.10
92410	3	312,744.02
92501	2	262,143.03
92503	5	759,156.64
92505	1	197,866.88
92506	4	753,445.28
92507	1	278,805.76
92508	1	56,191.59
92509	4	670,868.27
92530	5	806,512.32
92532	1	210,000.00
92533	1	146,684.34
92545	2	303,657.14
92551	5	831,603.51
92553	4	533,247.18
92557	3	454,647.67
92562	1	213,419.31
92563	2	523,288.14
92570	2	242,173.57
92583	3	429,261.19
92586	2	286,360.87
92587	1	211,606.67
92592	3	189,686.39
92595	2	367,769.06
92620	1	261,789.45
92624	1	359,269.03
92629	1	231,763.69
92646	2	722,000.00
92648	3	1,120,407.40
92649	1	321,000.00
92653	1	424,690.85
92660	1	400,000.00
92677	1	389,686.58
92679	1	219,750.00
92683	4	1,023,553.12
92691	2	446,771.02
92703	1	174,843.33
92704	3	689,857.30
92705	1	167,344.09
92706	1	256,000.00
92707	1	207,826.11
92780	1	144,650.89
92801	2	270,266.18
92804	2	460,317.62
92831	1	237,645.64
92833	1	278,500.00
92835	2	781,614.96
92840	3	626,621.52
92843	2	443,880.25
92844	1	298,150.54
92860	1	500,000.00

217,278.30	80.00	0	8.500
115,693.21	76.66	528	10.129
62,959.83	65.63	577	8.250
196,235.10	95.00	616	7.800
104,248.01	85.22	626	7.790
131,071.52	78.97	515	9.462
151,831.33	77.46	565	7.566
197,866.88	63.87	513	7.990
188,361.32	82.96	563	7.434
278,805.76	90.00	611	7.900
56,191.59	84.94	548	11.800
167,717.07	84.24	585	7.692
161,302.46	76.93	646	6.887
210,000.00	75.00	560	7.250
146,684.34	86.35	582	7.200
151,828.57	85.38	602	7.132
166,320.70	86.83	567	7.814
133,311.80	79.80	547	8.604
151,549.22	78.44	586	7.971
213,419.31	80.00	522	6.840
261,644.07	82.56	603	6.632
121,086.79	82.80	611	7.892
143,087.06	82.61	603	7.537
143,180.44	84.08	588	8.709
211,606.67	84.72	647	6.450
63,228.80	83.62	574	11.361
183,884.53	77.15	542	8.328
261,789.45	89.73	667	7.100
359,269.03	77.42	635	7.990
231,763.69	80.00	750	5.880
361,000.00	83.54	614	7.450
373,469.13	83.26	617	7.410
321,000.00	54.87	608	6.000
424,690.85	69.44	545	7.600
400,000.00	48.90	636	6.450
389,686.58	57.27	598	7.100
219,750.00	75.00	536	8.750
255,888.28	82.07	667	7.264
223,385.51	72.80	681	7.049
174,843.33	77.78	607	6.550
229,952.43	78.28	628	7.227
167,344.09	80.00	628	7.250
256,000.00	80.00	513	8.700
207,826.11	77.04	647	6.900
144,650.89	75.00	511	7.900
135,133.09	60.15	609	6.736
230,158.81	70.00	520	8.629
237,645.64	74.84	608	7.500
278,500.00	87.03	711	6.800
390,807.48	87.34	586	7.516
208,873.84	71.34	652	6.947
221,940.13	80.00	666	7.465
298,150.54	80.00	580	6.900
500,000.00	86.96	570	8.950

	92865	1	219,807.50
	92867	1	224,815.21
	92869	1	206,820.02
	92870	2	656,259.65
	92879	3	582,323.34
	92881	1	116,627.97
	92882	2	568,563.48
	92886	1	339,712.95
	93001	2	179,910.05
	93003	4	860,328.27
	93010	1	323,809.70
	93015	1	219,819.31
	93021	1	244,791.11
	93023	1	246,500.00
	93030	3	844,253.07
	93033	2	383,726.08
	93035	2	537,740.81
	93036	1	129,831.25
	93041	1	188,500.00
	93060	1	211,821.84
	93063	3	763,221.02
	93065	5	1,268,458.82
	93207	1	84,000.00
	93215	2	144,467.46
	93219	1	63,957.92
	93230	1	301,500.00
	93245	1	408,174.94
	93254	1	104,500.00
	93256	1	77,347.97
	93309	4	753,766.33
	93311	1	174,600.00
	93312	1	219,431.00
	93313	1	103,899.41
	93420	2	441,607.18
	93422	1	160,000.00
	93427	1	257,000.00
	93428	1	149,876.80
	93432	1	200,000.00
	93434	1	148,500.00
	93436	2	424,634.31
	93446	4	922,410.60
	93454	1	144,444.41
	93455	3	497,922.95
	93458	2	364,378.80
Grand Total:	**Total:**	**552**	**$119,074,177.86**

219,807.50	58.67	652	6.750
224,815.21	71.43	591	6.990
206,820.02	53.08	525	6.700
328,129.83	77.61	717	6.548
194,107.78	81.99	597	7.631
116,627.97	60.94	526	7.600
284,281.74	85.00	626	7.355
339,712.95	79.81	653	6.850
89,955.03	49.38	550	8.234
215,082.07	74.48	632	6.993
323,809.70	72.00	540	8.650
219,819.31	80.00	598	6.990
244,791.11	74.24	547	6.800
246,500.00	60.86	687	6.200
281,417.69	80.00	601	7.603
191,863.04	68.20	582	7.816
268,870.41	72.67	652	6.803
129,831.25	61.90	512	6.750
188,500.00	65.00	532	9.650
211,821.84	80.00	701	6.500
254,407.01	63.23	633	6.772
253,691.76	74.90	604	7.215
84,000.00	80.00	640	6.850
72,233.73	77.67	583	7.986
63,957.92	80.00	633	8.100
301,500.00	75.00	601	7.100
408,174.94	95.00	632	7.150
104,500.00	95.00	614	7.600
77,347.97	90.00	617	7.990
188,441.58	88.12	652	8.199
174,600.00	90.00	560	7.500
219,431.00	84.72	689	5.450
103,899.41	90.00	572	9.550
220,803.59	73.22	625	7.349
160,000.00	80.00	627	6.900
257,000.00	68.53	692	6.800
149,876.80	35.29	610	6.990
200,000.00	42.11	561	6.990
148,500.00	90.00	685	7.400
212,317.16	73.91	591	6.757
230,602.65	82.71	647	6.612
144,444.41	65.68	537	10.650
165,974.32	72.55	651	7.176
182,189.40	73.66	573	7.566
$215,714.09	**75.91%**	**601**	**7.435%**

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Coupon by OLTV

Coupon	50.0 or less	50.1 - 55.0	55.1 - 60.0	60.1 - 65.0	65.1 - 70.0	70.1 - 75.0	75.1 - 80.0	80.1 - 85.0	85.1 - 90.0	90.1 - 95.0
4.501 - 5.000	0	0	690,000.00	0	0	0	0	0	0	0
5.001 - 5.500	64,763.84	135,848.31	754,000.00	0	374,000.00	828,818.30	2,133,855.01	1,108,462.47	527,399.72	394,030.74
5.501 - 6.000	3,043,273.12	2,030,799.53	3,507,802.43	2,699,903.75	3,761,112.14	4,880,598.89	16,630,478.40	6,757,980.03	11,296,063.72	5,270,998.11
6.001 - 6.500	3,603,186.67	3,178,574.24	3,684,697.80	7,954,633.08	9,339,057.91	11,694,918.12	24,701,624.91	18,043,666.32	24,960,767.97	19,584,867.54
6.501 - 7.000	4,080,997.20	1,807,377.89	3,078,143.47	8,734,092.45	7,401,686.62	13,651,167.91	28,967,848.93	31,307,148.52	52,789,151.19	40,904,153.90
7.001 - 7.500	2,149,366.35	1,799,174.66	2,218,894.70	4,026,442.75	3,658,649.42	9,706,997.28	21,939,073.19	22,889,424.98	53,036,466.95	46,216,909.56
7.501 - 8.000	835,423.52	1,281,132.17	1,793,461.03	4,371,577.67	5,487,355.31	9,814,583.81	20,409,461.68	21,811,305.16	53,576,842.84	42,651,592.21
8.001 - 8.500	2,049,270.48	365,674.04	1,296,978.41	2,029,915.46	3,919,403.84	6,404,337.73	16,366,629.45	12,765,898.72	38,528,170.02	23,837,721.90
8.501 - 9.000	951,368.48	1,669,579.89	911,929.15	1,257,176.51	1,421,868.43	7,407,702.28	12,165,574.36	12,924,009.42	32,600,864.82	12,179,791.27
9.001 - 9.500	0	62,969.01	466,752.90	708,140.98	1,353,283.56	2,514,244.81	5,197,920.60	5,101,940.06	15,943,433.02	4,119,369.25
9.501 - 10.000	137,600.00	0	157,928.10	594,750.00	987,969.70	3,849,695.40	4,685,162.95	2,902,213.74	3,276,168.21	547,936.68
10.001 - 10.500	160,000.00	0	0	66,922.51	768,371.80	856,952.47	2,000,131.44	321,085.62	1,591,841.91	0
10.501 - 11.000	75,000.00	0	0	590,279.32	188,925.49	123,153.10	843,938.26	0	0	0
11.001 - 11.500	177,500.00	0	1,118,983.52	270,335.66	160,948.55	213,675.43	343,882.56	0	0	0
11.501 - 12.000	150,000.00	268,000.00	876,987.68	201,536.34	349,891.77	0	0	0	0	0
12.001 - 12.500	0	0	280,181.86	246,969.76	0	0	0	0	0	0
Total:	17,477,771.66	12,599,129.74	20,836,741.05	33,752,676.22	39,172,525.54	71,946,845.53	156,385,601.74	135,933,135.04	288,127,170.37	195,707,371.16

Coupon by FICO

Coupon	<500	501-550	551-600	601-650	651-700	701-750	751-800	>800
4.501 - 5.000	0	0	0	690,000.00	0	0	0	0
5.001 - 5.500	0	0	643,700.00	2,261,148.66	2,112,998.23	1,013,818.30	289,513.00	0
5.501 - 6.000	0	0	7,069,534.70	27,583,690.45	19,840,022.39	3,798,417.96	1,438,844.62	148,500.00
6.001 - 6.500	0	2,861,783.85	22,721,684.48	53,167,257.16	34,205,410.26	10,664,422.73	3,125,436.08	0
6.501 - 7.000	0	6,003,555.27	47,795,268.27	83,211,472.47	40,795,130.81	10,401,197.42	4,375,601.14	139,544.70
7.001 - 7.500	498,778.44	15,603,294.35	44,652,202.75	70,565,576.25	24,880,168.65	9,483,072.28	1,758,329.12	0
7.501 - 8.000	945,506.96	24,109,453.18	52,821,165.20	58,457,550.19	20,024,383.66	4,629,208.73	1,045,487.48	0
8.001 - 8.500	0	18,717,102.38	40,672,197.68	34,461,361.12	10,146,603.52	3,082,243.63	484,491.74	0
8.501 - 9.000	460,585.63	18,455,124.07	39,993,511.14	18,105,492.95	5,738,066.15	330,610.00	406,474.67	0
9.001 - 9.500	0	7,694,822.64	19,088,918.83	6,760,245.73	1,494,901.55	184,407.31	244,758.11	0
9.501 - 10.000	451,437.24	5,058,521.21	10,016,828.87	1,330,733.36	218,932.87	62,971.23	0	0
10.001 - 10.500	0	1,176,753.81	4,194,322.12	317,763.31	76,466.51	0	0	0
10.501 - 11.000	0	592,102.39	1,229,194.78	0	0	0	0	0
11.001 - 11.500	0	1,191,262.60	1,094,063.12	0	0	0	0	0
11.501 - 12.000	0	1,562,253.24	137,208.03	146,956.52	0	0	0	0
12.001 - 12.500	0	327,969.76	199,181.86	0	0	0	0	0
Total:	2,356,308.27	103,553,998.75	292,328,977.81	357,059,248.37	159,533,084.60	43,650,369.59	13,168,935.96	288,044.70

FICO by OLTV

FICO	50.0 or less	50.1 - 55.0	55.1 - 60.0	60.1 - 65.0	65.1 - 70.0	70.1 - 75.0	75.1 - 80.0	80.1 - 85.0	85.1 - 90.0	90.1 - 95.0
481 - 500	215,000.00	679,565.30	0	0	213,343.13	476,136.28	772,263.56	0	0	0
501 - 520	1,403,952.79	1,688,554.73	571,108.19	2,778,740.25	3,024,963.20	6,429,583.80	12,414,874.80	994,893.74	0	0
521 - 540	953,900.51	1,153,717.38	3,702,802.65	5,175,958.62	5,585,987.96	11,254,084.70	11,591,969.01	9,739,699.80	1,628,593.09	0
541 - 560	2,804,339.61	1,497,065.39	3,816,938.15	4,077,383.76	4,076,479.09	11,587,777.97	16,549,118.08	20,544,582.33	35,287,312.40	1,097,088.45
561 - 580	2,345,912.09	665,733.62	1,903,085.51	4,316,377.10	3,971,388.85	8,381,831.70	18,449,779.63	21,101,040.75	48,149,142.06	2,169,284.93
581 - 600	1,537,819.67	595,987.56	1,680,636.92	4,513,434.39	4,887,478.49	6,104,623.78	14,624,859.79	20,106,999.51	39,640,892.24	9,305,197.52
601 - 620	1,600,505.89	2,068,703.75	2,793,483.67	4,189,111.40	4,462,925.10	5,926,362.77	15,678,855.00	20,095,620.04	44,673,667.83	54,093,476.39
621 - 640	1,938,958.35	1,958,411.26	811,863.21	2,579,332.14	5,321,110.53	9,250,074.09	19,374,404.41	14,133,193.77	42,083,803.47	44,316,783.18
641 - 660	1,768,189.32	1,272,152.62	2,943,303.28	1,822,473.83	2,909,087.76	5,432,320.98	19,549,582.88	13,684,835.20	24,578,257.48	40,586,029.30
661 - 680	872,139.73	261,446.92	1,471,615.84	1,545,415.98	1,182,913.52	2,664,562.82	12,031,349.22	6,528,021.81	18,456,161.77	18,846,345.79
681 - 700	772,847.98	334,664.52	686,574.03	2,148,055.10	1,586,310.58	845,220.38	5,726,161.95	3,392,124.56	13,423,861.32	11,719,640.25
701 - 720	644,841.05	83,933.15	0	606,393.65	0	1,277,573.65	3,429,674.59	1,687,439.25	7,082,222.08	7,034,780.12
721 - 740	0	339,193.54	277,720.59	0	1,291,449.19	1,105,148.89	2,862,865.76	1,760,241.23	6,739,391.72	2,716,010.08
741 - 760	0	0	0	0	519,543.44	514,655.58	2,309,846.55	1,136,076.99	3,397,060.22	1,161,336.31
761 - 780	619,364.67	0	177,609.01	0	0	172,391.12	665,878.13	310,250.00	982,127.84	2,467,548.84
781 - 800	0	0	0	0	0	524,497.02	353,898.38	518,116.06	1,856,176.85	173,850.00
801 >=	0	0	0	0	139,544.70	0	0	0	148,500.00	0
Total:	17,477,771.66	12,599,129.74	20,836,741.05	33,752,676.22	39,172,525.54	71,946,845.53	156,385,601.74	135,933,135.04	288,127,170.37	195,707,371.16

OLTV by FICO

Original LTV	<500	501-550	551-600	601-650	651-700	701-750	751-800	>800
50.0 or less	215,000.00	3,527,173.29	5,518,751.38	4,490,356.78	2,462,284.49	644,841.05	619,364.67	0
50.1 - 55.0	679,565.30	3,284,589.31	2,316,469.37	5,115,885.18	779,493.89	423,126.69	0	0
55.1 - 60.0	0	6,082,385.89	5,592,185.53	4,792,192.83	3,914,647.20	277,720.59	177,609.01	0
60.1 - 65.0	0	8,697,809.16	12,164,084.96	7,908,917.37	4,375,471.08	606,393.65	0	0
65.1 - 70.0	213,343.13	10,806,229.82	10,740,067.77	11,747,401.44	3,714,946.05	1,291,449.19	519,543.44	139,544.70
70.1 - 75.0	476,136.28	21,391,112.97	22,533,362.98	17,644,196.50	6,474,344.54	2,382,722.54	1,211,543.72	0
75.1 - 80.0	772,263.56	28,717,316.67	44,746,710.64	44,494,987.45	27,865,386.01	7,262,984.55	2,359,378.86	0
80.1 - 85.0	0	15,761,791.49	56,725,424.64	41,770,640.83	16,263,154.55	3,447,680.48	1,964,443.05	0
85.1 - 90.0	0	5,163,251.64	119,677,849.59	100,977,167.45	43,017,784.87	16,479,168.23	3,577,810.48	148,500.00
90.1 - 95.0	0	122,338.51	12,314,070.95	118,117,502.54	50,665,572.12	10,834,282.62	2,739,242.73	0
Total:	2,356,308.27	103,553,998.75	292,328,977.81	357,059,248.37	159,533,084.60	43,650,369.59	13,168,935.96	288,044.70

Coupon	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	Percent of Loans by Scheduled Principal Balance	Weighted Average OLTV	Weighted Average Coupon	Weighted Average FICO
4.501 - 5.000	2	$690,000.00	0.07%	59.89%	4.9000%	613
5.001 - 5.500	27	6,321,178.39	0.65	76.73	5.3232	657
5.501 - 6.000	240	59,879,010.12	6.16	77.01	5.8458	646
6.001 - 6.500	577	126,745,994.56	13.04	79.60	6.3284	636
6.501 - 7.000	947	192,721,768.08	19.83	83.28	6.8231	628
7.001 - 7.500	883	167,641,421.84	17.25	85.50	7.2975	616
7.501 - 8.000	906	162,032,755.40	16.67	85.78	7.7860	602
8.001 - 8.500	657	107,564,000.05	11.07	85.06	8.2654	595
8.501 - 9.000	555	83,489,864.61	8.59	84.50	8.7537	579
9.001 - 9.500	265	35,468,054.17	3.65	85.31	9.2621	577
9.501 - 10.000	128	17,139,424.78	1.76	79.99	9.7599	560
10.001 - 10.500	40	5,765,305.75	0.59	79.55	10.3192	564
10.501 - 11.000	12	1,821,297.17	0.19	71.00	10.7140	552
11.001 - 11.500	12	2,285,325.72	0.24	63.62	11.3068	542
11.501 - 12.000	15	1,846,415.79	0.19	60.79	11.7633	531
12.001 - 12.500	6	527,151.62	0.05	62.34	12.1676	541
Total:	5,272	$971,938,968.05	100.00%	83.33%	7.4467%	612

W.A.: 7.447%
Lowest: 4.900%
Highest: 12.280%
S.D.: 1.062%

Original LTV	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	Percent of Loans by Scheduled Principal Balance	Weighted Average OLTV	Weighted Average Coupon	Weighted Average FICO
50.0 or less	140	$17,477,771.66	1.80%	41.53%	7.0776%	602
50.1 - 60.0	172	33,435,870.79	3.44	56.13	7.2548	592
60.1 - 70.0	413	72,925,201.76	7.50	66.20	7.2603	592
70.1 - 80.0	1,183	228,332,447.27	23.49	77.68	7.4063	600
80.1 - 90.0	2,353	424,974,667.10	43.72	87.95	7.5389	611
90.1 - 100.0	1,011	194,793,009.47	20.04	94.69	7.4288	640
Total:	5,272	$971,938,968.05	100.00%	83.33%	7.4467%	612

W.A.: 83.33%
Lowest: 16.96%
Highest: 95.00%

FICO	Number of Mortgage Loans	Aggregate Scheduled Principal Balance	Percent of Loans by Scheduled Principal Balance	Weighted Average OLTV	Weighted Average Coupon	Weighted Average FICO
476 - 500	11	$2,356,308.27	0.24%	66.73%	8.2529%	500
501 - 525	211	36,522,513.68	3.76	73.40	8.4225	513
526 - 550	392	67,031,485.07	6.90	74.31	8.1729	538
551 - 575	976	165,666,324.04	17.04	81.82	8.0002	562
576 - 600	709	126,662,653.77	13.03	83.08	7.6128	588
601 - 625	1,021	191,424,198.61	19.70	86.02	7.2362	612
626 - 650	857	165,635,049.76	17.04	85.39	7.1501	637
651 - 675	545	107,605,830.43	11.07	85.22	6.9712	661
676 - 700	266	51,927,254.17	5.34	85.66	6.9383	687
701 - 725	144	26,696,211.78	2.75	86.01	6.8785	711
726 - 750	79	16,954,157.81	1.74	85.50	6.9503	735
751 - 775	37	8,073,310.79	0.83	80.36	6.8288	760
776 - 800	21	5,095,625.17	0.52	87.53	6.8583	784
801 >=	3	288,044.70	0.03	80.31	6.1087	802
Total:	5,272	$971,938,968.05	100.00%	83.33%	7.4467%	612

ARSI 2003-W1
July 01, 2003 Cutoff
Loans with MI Loans without MI
5,272 records
Balance: 971,938,968

Selection Criteria: Loans with MI
Table of Contents

1. Summary Statistics

Number of Mortgage Loans: 3,119
Aggregate Principal Balance ($): 570,505,428
Weighted Average Current Mortgage Rate (%): 7.115
Non-Zero Weighted Average Margin (%): 6.390
Non-Zero Weighted Average Maximum Rate (%): 13.282
Weighted Average Stated Original Term (months): 356
Weighted Average Stated Remaining Term (months): 355
Weighted Average Seasoning (months): 1
Weighted Average Original LTV (%): 84.83
% First Liens: 100.00
% Owner Occupied: 95.09
% Purchase: 26.63
% Full Doc: 77.20
% with MI: 100.00
Non-Zero Weighted Average Credit Score: 625

Top

2. Product Types

			% of Mortgage	

Product Types	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
Fixed - 15 Y	41	5,850,437	1.03	622
Fixed - 20 Y	36	6,674,616	1.17	629
Fixed - 30 Y	1,024	198,246,119	34.75	639
ARM - 2 Yea	1,859	330,046,116	57.85	618
ARM - 3 Yea	159	29,688,140	5.2	619
Total:	**3,119**	**570,505,428**	**100**	**625**

Top

3. Range of Gross Interest Rates (%)

Range of Gross Interest Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
5.000 - 5.999	173	44,498,926	7.8	645
6.000 - 6.999	1,155	241,519,924	42.33	637
7.000 - 7.999	1,149	199,656,403	35	620
8.000 - 8.999	508	69,092,481	12.11	596
9.000 - 9.999	128	15,274,484	2.68	586
10.000 - 10.9	6	463,210	0.08	565
Total:	**3,119**	**570,505,428**	**100**	**625**

Minimum: 5.050
Maximum: 10.250
Weighted Average: 7.115

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4. Range of Principal Balances at Origination ($)

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 1	641	51,504,688.00	9.02
100,000.01 -	731	90,778,353.00	15.9
150,000.01 -	592	102,740,333.00	18

200,000.01 -	490	109,682,122.00	19.21
250,000.01 -	304	83,423,789.00	14.61
300,000.01 -	166	53,109,178.00	9.3
350,000.01 -	105	39,406,885.00	6.9
400,000.01 -	58	24,640,758.00	4.32
450,000.01 -	29	13,984,904.00	2.45
500,000.01 -	3	1,617,900.00	0.28
Total:	**3,119**	**570,888,910.00**	**100**

Minimum: 60,000.00
Maximum: 549,900.00
Average: 183,035.88
Total: 570,888,910.00

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5. Range of Cut-off Date Principal Balances ($)

Range of Cut-off Date Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
50,001 - 75,(	242	16,322,700	2.86	611
75,001 - 100	399	35,152,177	6.16	621
100,001 - 12	391	43,986,704	7.71	619
125,001 - 15	342	47,042,459	8.25	628
150,001 - 17	315	51,123,012	8.96	617
175,001 - 20	275	51,256,136	8.98	620
200,001 - 22	277	58,998,577	10.34	624
225,001 - 25	213	50,607,934	8.87	635
250,001 - 27	156	40,737,499	7.14	631
275,001 - 30	148	42,625,319	7.47	625
300,001 - 32	109	34,003,028	5.96	635
325,001 - 35	57	19,066,858	3.34	635
350,001 - 37	53	19,271,278	3.38	618
375,001 - 40	52	20,103,453	3.52	632
400,001 - 42	30	12,409,336	2.18	646
425,001 - 45	28	12,209,162	2.14	635
450,001 - 47	9	4,143,276	0.73	624
475,001 - 50	20	9,830,534	1.72	608
500,001 - 75	3	1,615,986	0.28	644
Total:	**3,119**	**570,505,428**	**100**	**625**

Minimum: 59,948
Maximum: 549,600
Average: 182,913

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6. Range of Stated Original Terms (months)

Range of Stated Original Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	*Weighted Average FICO*
180	47	6,389,636	1.12	624
240	50	8,453,317	1.48	630
360	3,022	555,662,475	97.4	625
Total:	3,119	570,505,428	100	625

Minimum: 180
Maximum: 360
Weighted Average: 356

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7. Range of Stated Remaining Terms (months)

Range of Stated Remaining Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
169 - 180	47	6,389,636	1.12	624
229 - 240	50	8,453,317	1.48	630
349 - 360	3,022	555,662,475	97.4	625
Total:	3,119	570,505,428	100	625

Minimum: 177
Maximum: 360
Weighted Average: 355

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8. Range of Original LTV Ratios (%)

	Number of Mortgage	Aggregate Cut-off Date Principal	% of Mortgage Pool by Aggregate Cut-off Date Principal	Weighted Average

Range of Original LTV Ratios (%)	Loans	Balance ($)	Balance	FICO
60.01 - 65.00	105	18,690,161	3.28	611
65.01 - 70.00	134	23,618,796	4.14	616
70.01 - 75.00	209	38,170,521	6.69	615
75.01 - 80.00	556	110,883,051	19.44	621
80.01 - 85.00	478	93,143,264	16.33	614
85.01 - 90.00	1,061	183,220,858	32.12	625
90.01 - 95.00	576	102,778,777	18.02	648
Total:	3,119	570,505,428	100	625

Minimum: 60.19
Maximum: 95.00
Weighted Average: 84.83

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9. Range of Gross Margins (%)

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
<= 5.000	53	9,537,702	2.65	614
5.001 - 5.500	98	20,856,015	5.8	639
6.001 - 6.500	1,862	328,490,453	91.31	617
6.501 - 7.000	4	661,206	0.18	615
7.001 - 7.500	1	188,882	0.05	554
Total:	2,018	359,734,257	100	618

Non-Zero Minimum: 4.500
Maximum: 7.125
Non-Zero Weighted Average: 6.390

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10. Range of Minimum Mortgage Rates (%)

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
<= 7.500	1,094	223,685,252	62.18	628

7.501 - 8.000	415	68,701,946	19.1	613
8.001 - 8.500	242	34,553,446	9.61	597
8.501 - 9.000	167	21,372,512	5.94	588
9.001 - 9.500	71	8,660,329	2.41	582
9.501 - 10.00	23	2,297,563	0.64	562
10.001 - 10.5	6	463,210	0.13	565
Total:	2,018	359,734,257	100	618

Non-Zero Minimum: 5.100
Maximum: 10.250
Non-Zero Weighted Average: 7.282

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11. Range of Maximum Loan Rates (%)

Range of Maximum Loan Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
<= 15.000	1,918	348,313,154	96.83	619
15.001 - 15.5	71	8,660,329	2.41	582
15.501 - 16.0	23	2,297,563	0.64	562
16.001 - 16.5	6	463,210	0.13	565
Total:	2,018	359,734,257	100	618

Non-Zero Minimum: 11.100
Maximum: 16.250
Non-Zero Weighted Average: 13.282

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12. Initial Periodic Cap (%)

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
2	2,018	359,734,257	100	618
Total:	2,018	359,734,257	100	618

Non-Zero Minimum: 2.000
Maximum: 2.000
Non-Zero Weighted Average: 2.000

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13. Subseqeunt Periodic Cap (%)

Subseqeunt Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
1	2,018	359,734,257	100	618
Total:	**2,018**	**359,734,257**	**100**	**618**

Non-Zero Minimum: 1.000
Maximum: 1.000
Non-Zero Weighted Average: 1.000

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14. Next Rate Adjustment Dates

Next Rate Adjustment Dates	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
Jan-05	1	443,465	0.12	578
Mar-05	26	6,515,461	1.81	596
Apr-05	19	4,132,782	1.15	609
May-05	28	4,602,568	1.28	629
Jun-05	1,170	213,486,214	59.35	618
Jul-05	615	100,865,626	28.04	619
May-06	2	413,371	0.11	703
Jun-06	104	20,137,285	5.6	618
Jul-06	53	9,137,484	2.54	617
Total:	**2,018**	**359,734,257**	**100**	**618**

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15. Geographic Distribution of Mortgaged Properties

	Number of	Aggregate Cut-off Date	% of Mortgage Pool by Aggregate Cut-off Date	Weighted

Geographic Distribution of Mortgaged Properties	Mortgage Loans	Principal Balance ($)	Principal Balance	Average FICO
California	849	200,844,477	35.2	633
Florida	430	59,468,579	10.42	622
New York	216	55,529,338	9.73	630
Illinois	208	35,002,029	6.14	619
New Jersey	115	24,327,306	4.26	620
Massachuse	72	16,581,351	2.91	623
Minnesota	79	14,000,089	2.45	619
Texas	103	13,651,521	2.39	621
Nevada	74	13,176,078	2.31	621
Washington	67	12,427,376	2.18	622
Colorado	59	11,918,168	2.09	633
Arizona	99	11,813,159	2.07	630
Ohio	100	9,928,535	1.74	619
Utah	49	8,691,953	1.52	625
Maryland	43	8,181,691	1.43	614
Other	556	74,963,779	13.14	614
Total:	**3,119**	**570,505,428**	**100**	**625**

Number of States/District of Columbia Represented: 43

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16. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
Primary	2,897	542,491,619	95.09	623
Non-Owner C	197	24,241,209	4.25	676
Second Hom	25	3,772,599	0.66	661
Total:	**3,119**	**570,505,428**	**100**	**625**

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17. Property Type

	Number of Mortgage	Aggregate Cut-off Date Principal	% of Mortgage Pool by Aggregate Cut-off Date Principal	Weighted Average

Property Type	Loans	Balance ($)	Balance	FICO
Single Famil	2,402	435,516,732	76.34	622
2-4 Family	251	53,290,717	9.34	649
Planned Uni	226	45,862,194	8.04	628
Condominiu	225	34,124,478	5.98	635
Mobile Hom	15	1,711,308	0.3	615
Total:	3,119	570,505,428	100	625

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18. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
Refinance - (	1,264	240,454,679	42.15	626
Refinance - I	954	178,138,852	31.22	613
Purchase	901	151,911,897	26.63	639
Total:	3,119	570,505,428	100	625

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19. Documentation Level

Documentation Level	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
Full	2,444	440,437,323	77.2	617
Stated Docu	539	101,332,308	17.76	662
Limited	136	28,735,797	5.04	624
Total:	3,119	570,505,428	100	625

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20. Credit Score

		Aggregate	% of Mortgage Pool by Aggregate	

Credit Score	Number of Mortgage Loans	Cut-off Date Principal Balance ($)	Cut-off Date Principal Balance	Weighted Average FICO
500 - 524	35	5,587,092	0.98	513
525 - 549	121	19,859,096	3.48	536
550 - 574	441	73,853,127	12.95	561
575 - 599	419	73,499,872	12.88	587
600 - 624	627	115,033,498	20.16	612
625 - 649	576	109,954,683	19.27	636
650 - 674	419	83,841,481	14.7	660
675 - 699	230	41,877,506	7.34	686
700 - 724	127	21,785,848	3.82	710
725 - 749	73	15,023,909	2.63	734
750 - 774	30	6,139,736	1.08	760
775 - 799	18	3,761,535	0.66	785
800 +	3	288,045	0.05	802
Total:	**3,119**	**570,505,428**	**100**	**625**

Non-Zero Minimum: 501
Maximum: 802
Non-Zero Weighted Average: 625

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21. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
0	542	96,971,436	17	629
12	238	53,860,868	9.44	635
24	1,492	260,397,403	45.64	617
36	847	159,275,721	27.92	633
Total:	**3,119**	**570,505,428**	**100**	**625**

Non-Zero Minimum: 12
Maximum: 36
Non-Zero Weighted Average: 27

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22. Risk Category - Combined

	Number of	Aggregate Cut-off Date	% of Mortgage Pool by Aggregate Cut-off Date	Weighted

Risk Category - Combined	Mortgage Loans	Principal Balance ($)	Principal Balance	Average FICO
1	2,421	438,643,955	76.89	630
2	320	61,118,440	10.71	601
3	222	38,073,365	6.67	600
4	17	3,524,818	0.62	645
A	129	27,358,947	4.8	647
A-	9	1,606,223	0.28	575
B	1	179,681	0.03	534
Total:	**3,119**	**570,505,428**	**100**	**625**

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23. Conforming Balance

Conforming Balance	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
Non-Confori	241	94,088,035	16.49	628
Conforming I	2,878	476,417,393	83.51	625
Total:	**3,119**	**570,505,428**	**100**	**625**

ARSI 2003-W1
July 01, 2003 Cutoff
Loans with MI Loans without MI
5,272 records
Balance: 971,938,968

***Selection Criteria:* Loans without MI**
Table of Contents

1. Summary Statistics

Number of Mortgage Loans: 2,153
Aggregate Principal Balance ($): 401,433,540
Weighted Average Current Mortgage Rate (%): 7.918
Non-Zero Weighted Average Margin (%): 6.422
Non-Zero Weighted Average Maximum Rate (%): 14.041
Weighted Average Stated Original Term (months): 357
Weighted Average Stated Remaining Term (months): 356
Weighted Average Seasoning (months): 1
Weighted Average Original LTV (%): 81.19
% First Liens: 100.00
% Owner Occupied: 91.03
% Purchase: 18.70
% Full Doc: 47.10
% with MI: 0.00
Non-Zero Weighted Average Credit Score: 593

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2. Product Typ

Product Types	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
Fixed - 15 Y	43	5,771,940	1.44	615
Fixed - 20 Year	18	2,368,445	0.59	623
Fixed - 30 Year	284	49,819,408	12.41	610
ARM - 2 Year/6 Month	1,686	317,289,776	79.04	590
ARM - 3 Year/6 Month	122	26,183,971	6.52	594
Total:	**2,153**	**401,433,540**	**100**	**593**

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3. Range of Gr

Range of Gross Interest Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
4.000 - 4.99	2	690,000	0.17	613
5.000 - 5.99	52	11,724,147	2.92	650
6.000 - 6.99	335	73,011,659	18.19	616
7.000 - 7.99	665	136,335,727	33.96	597
8.000 - 8.99	736	128,222,750	31.94	583
9.000 - 9.999	278	38,936,460	9.7	566
10.000 - 10.999	52	7,853,904	1.96	560
11.000 - 11.999	25	3,981,742	0.99	537
12.000 - 12.999	8	677,152	0.17	538
Total:	**2,153**	**401,433,540**	**100**	**593**

Minimum: 4.900

Maximum: 12.280
Weighted Average: 7.918

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4. Ranc… Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 -	461	36,820,983.00	9.17
100,000.01 -	528	66,206,784.00	16.48
150,000.01 -	403	70,333,835.00	17.51
200,000.01 -	299	66,799,252.00	16.63
250,000.01 -	159	43,525,095.00	10.84
300,000.01 -	110	35,615,360.00	8.87
350,000.01 - 400,000.00	81	30,389,289.00	7.57
400,000.01 - 450,000.00	43	18,417,640.00	4.59
450,000.01 - 500,000.00	66	32,037,799.00	7.98
500,000.01 - 550,000.00	3	1,539,500.00	0.38
Total:	**2,153**	**401,685,537.00**	**100**

Minimum: 60,000.00
Maximum: 518,000.00
Average: 186,570.15
Total: 401,685,537.00

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5. Range of Cu…	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
	183	12,408,356	3.09	581
	278	24,394,281	6.08	583
	249	27,926,365	6.96	583
	279	38,240,624	9.53	588

Range of Cut-off Date Principal Balances ($)	211	34,307,861	8.55	584
50,001 - 75,(	192	35,978,835	8.96	592
75,001 - 100	170	36,164,714	9.01	589
100,001 - 12	129	30,592,624	7.62	591
125,001 - 15	90	23,561,618	5.87	584
150,001 - 17	70	20,235,190	5.04	584
175,001 - 20	61	19,090,434	4.76	602
200,001 - 22	48	16,202,745	4.04	605
225,001 - 25	42	15,231,013	3.79	617
250,001 - 27	39	15,139,697	3.77	610
275,001 - 30	17	6,996,375	1.74	619
300,001 - 32	26	11,408,018	2.84	617
325,001 - 35	19	8,764,900	2.18	622
350,001 - 37	47	23,251,913	5.79	595
375,001 - 40	3	1,537,976	0.38	641
400,001 - 42	**2,153**	**401,433,540**	**100**	**593**
425,001 - 450,000				
450,001 - 475,000				
475,001 - 500,000				
500,001 - 750,000				
Total:				

Minimum: 59,962
Maximum: 517,310
Average: 186,453

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6. Range of St

	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
	43	5,771,940	1.44	615
	22	2,832,680	0.71	613
	2,088	392,828,920	97.86	593
	2,153	**401,433,540**	**100**	**593**
Range of Stated Original Terms (months)				
180				
240				
360				
Total:				

Minimum: 180

Maximum: 360
Weighted Average: 357

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7. Range of St

Range of Stated Remaining Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
169 - 180	43	5,771,940	1.44	615
229 - 240	22	2,832,680	0.71	613
349 - 360	2,088	392,828,920	97.86	593
Total:	**2,153**	**401,433,540**	**100**	**593**

Minimum: 179
Maximum: 360
Weighted Average: 356

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8. Range of Or

Range of Original LTV Ratios (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
	1	66,945	0.02	546
	3	204,600	0.05	593
	10	935,675	0.23	622
	14	1,554,135	0.39	606
	31	3,855,256	0.96	607
15.01 - 20.0	30	4,209,704	1.05	594
20.01 - 25.0	51	6,651,457	1.66	600
25.01 - 30.0	64	12,599,130	3.14	587
30.01 - 35.0	108	20,836,741	5.19	594
35.01 - 40.0	82	15,062,515	3.75	560

40.01 - 45.00	92	15,553,730	3.87	563
45.01 - 50.00	167	33,942,898	8.46	556
50.01 - 55.00	251	45,335,976	11.29	567
55.01 - 60.00	250	42,789,871	10.66	575
60.01 - 65.00	564	105,820,674	26.36	599
65.01 - 70.00	435	92,014,233	22.92	631
70.01 - 75.00	**2,153**	**401,433,540**	**100**	**593**
75.01 - 80.00				
80.01 - 85.00				
85.01 - 90.00				
90.01 - 95.00				
Total:				

Minimum: 16.96

Maximum: 95.00

Weighted Average: 81.19

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9. Range of Gr

	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
	47	8,521,695	2.48	603
	58	12,640,575	3.68	586
	1	225,000	0.07	599
	1,678	316,996,200	92.29	591
Range of Gross Margins (%)	2	380,138	0.11	615
<= 5.000	22	4,710,139	1.37	540
5.001 - 5.500	**1,808**	**343,473,747**	**100**	**590**
5.501 - 6.000				
6.001 - 6.500				
6.501 - 7.000				
7.001 - 7.500				
Total:				

Non-Zero Minimum: 4.500

Maximum: 7.125

Non-Zero Weighted Average: 6.422

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10. Range of M

	Number of Mortgage	Aggregate Cut-off Date Principal	% of Mortgage Pool by Aggregate Cut-off Date Principal	Weighted Average

	Loans	Balance ($)	Balance	FICO
	426	102,738,592	29.91	609
	386	76,390,306	22.24	592
	342	62,682,415	18.25	595
	332	54,698,385	15.93	572
Range of Minimum Mortgage Rates (%)	168	23,418,196	6.82	571
<= 7.500	84	12,826,786	3.73	555
7.501 - 8.00	29	4,764,886	1.39	560
8.001 - 8.50	10	1,570,144	0.46	549
8.501 - 9.00	11	2,071,650	0.6	543
9.001 - 9.50	14	1,785,235	0.52	530
9.501 - 10.0	6	527,152	0.15	541
10.001 - 10.	**1,808**	**343,473,747**	**100**	**590**
10.501 - 11.000				
11.001 - 11.500				
11.501 - 12.000				
12.001 - 12.500				
Total:				

Non-Zero Minimum: 4.900

Maximum: 12.280

Non-Zero Weighted Average: 8.041

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11. Range of M

	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
	1,486	296,509,699	86.33	595
	168	23,418,196	6.82	571
	84	12,826,786	3.73	555
	29	4,764,886	1.39	560
Range of Maximum Loan Rates (%)	10	1,570,144	0.46	549
<= 15.000	11	2,071,650	0.6	543
15.001 - 15.	14	1,785,235	0.52	530
15.501 - 16.	6	527,152	0.15	541
16.001 - 16.	**1,808**	**343,473,747**	**100**	**590**
16.501 - 17.000				
17.001 - 17.500				
17.501 - 18.000				
18.001 - 18.500				
Total:				

Non-Zero Minimum: 10.900

Maximum: 18.280
Non-Zero Weighted Average: 14.041

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12. Initial Peri

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
2	1,808	343,473,747	100	590
Total:	**1,808**	**343,473,747**	**100**	**590**

Non-Zero Minimum: 2.000
Maximum: 2.000
Non-Zero Weighted Average: 2.000

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13. Subseqeur

Subseqeunt Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
1	1,808	343,473,747	100	590
Total:	**1,808**	**343,473,747**	**100**	**590**

Non-Zero Minimum: 1.000
Maximum: 1.000
Non-Zero Weighted Average: 1.000

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		% of Mortgage	

14. Next Rate /

	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
	1	120,367	0.04	593
	4	1,072,681	0.31	570
	18	2,698,850	0.79	561
	37	7,084,698	2.06	588
Next Rate Adjustment Dates	43	8,717,845	2.54	606
Jan-05	1,092	217,337,186	63.28	588
Feb-05	491	80,258,149	23.37	593
Mar-05	3	656,052	0.19	590
Apr-05	87	19,215,014	5.59	595
May-05	32	6,312,905	1.84	590
Jun-05	**1,808**	**343,473,747**	**100**	**590**
Jul-05				
May-06				
Jun-06				
Jul-06				
Total:				

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15. Geographi

	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
	573	136,007,199	33.88	598
	203	48,842,715	12.17	595
	232	34,157,983	8.51	592
	136	23,898,073	5.95	586
Geographic Distribution of Mortgaged Properties	67	15,567,693	3.88	570
California	121	15,240,903	3.8	589
New York	69	13,650,331	3.4	595
Florida	62	13,008,722	3.24	595
Illinois	61	9,345,742	2.33	593
Massachuse	44	9,003,347	2.24	612
Arizona	62	7,159,202	1.78	578

New Jersey	46	6,679,862	1.66	601
Washington	39	6,615,639	1.65	599
Minnesota	32	6,490,093	1.62	592
Colorado	33	6,099,690	1.52	567
Michigan	373	49,666,345	12.37	590
Texas	**2,153**	**401,433,540**	**100**	**593**
Nevada				
Connecticut				
Maryland				
Other				
Total:				

Number of States/District of Columbia Represented: 42

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16. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
	1,917	365,409,596	91.03	590
	221	32,796,667	8.17	620
	15	3,227,277	0.8	641
	2,153	**401,433,540**	**100**	**593**
Primary				
Non-Owner Occupied				
Second Home				
Total:				

Top

17. Property Type

	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
	1,689	308,808,533	76.93	590
	189	39,687,073	9.89	610
	126	28,836,254	7.18	602
	135	22,579,186	5.62	599
Property Type	14	1,522,494	0.38	570
Single Famil	**2,153**	**401,433,540**	**100**	**593**
2-4 Family				
Planned Unit Development				

Condominium
Mobile Home
Total:

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18. Loan Purp

Loan Purpose	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
Refinance - Cashout	1,358	245,783,309	61.23	587
Refinance - Rate Term	405	80,594,944	20.08	580
Purchase	390	75,055,287	18.7	627
Total:	**2,153**	**401,433,540**	**100**	**593**

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19. Document

Documentation Level	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
Stated Documentation	1,049	202,621,678	50.47	611
Full	1,061	189,081,335	47.1	575
Limited	43	9,730,527	2.42	575
Total:	**2,153**	**401,433,540**	**100**	**593**

Top

20. Credit Sco

	Aggregate	% of Mortgage Pool by Aggregate	

Credit Score	Number of Mortgage Loans	Cut-off Date Principal Balance ($)	Cut-off Date Principal Balance	Weighted Average FICO
500 - 524	176	31,511,338	7.85	511
525 - 549	240	41,775,729	10.41	536
550 - 574	551	95,071,198	23.68	561
575 - 599	255	46,523,576	11.59	587
600 - 624	430	81,878,996	20.4	610
625 - 649	272	53,518,933	13.33	637
650 - 674	139	27,245,118	6.79	659
675 - 699	43	10,571,392	2.63	686
700 - 724	25	6,915,975	1.72	707
725 - 749	9	2,581,020	0.64	736
750 - 774	9	2,333,784	0.58	757
775 - 799	4	1,506,481	0.38	781
Total:	**2,153**	**401,433,540**	**100**	**593**

Non-Zero Minimum: 500
Maximum: 787
Non-Zero Weighted Average: 593

Top

21. Prepaymen

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
0	378	78,870,191	19.65	600
12	132	27,860,380	6.94	604
24	1,283	229,818,204	57.25	588
36	360	64,884,765	16.16	599
Total:	**2,153**	**401,433,540**	**100**	**593**

Non-Zero Minimum: 12
Maximum: 36
Non-Zero Weighted Average: 25

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22. Risk Categ

	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
	1,127	210,080,977	52.33	608
	197	37,210,877	9.27	585
	242	42,362,300	10.55	571
	286	49,910,119	12.43	581
Risk Category - Combined	156	33,604,949	8.37	570
1	45	6,839,739	1.7	555
2	41	8,443,633	2.1	590
3	6	1,594,844	0.4	567
4	9	1,738,369	0.43	544
5	17	3,406,979	0.85	540
6	27	6,240,754	1.55	593
A	**2,153**	**401,433,540**	**100**	**593**
A-				
B				
C				
C-				
Total:				

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23. Conformin

	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average FICO
	229	92,889,951	23.14	608
	1,924	308,543,589	76.86	589
	2,153	**401,433,540**	**100**	**593**
Conforming Balance				
Non-Conforming Balance				
Conforming Balance				
Total:				

ARSI 2003-W1
July 01, 2003 Cutoff
Group 1
4,262 records
Balance: 708,117,282

Selection Criteria: Group 1
Table of Contents

1. With PMI

With PMI	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance	% of Morgage Pool by Aggregate Cut-off Principal Balance	Weighted Average FICO	Avg Mortgage Loan Principal Balance	Weighted Average DTI	Weighted Average LTV
<= 84.9	958	166,316,035.07	37.97	617	173,607.55	39	76.66
85.0 - 89.9	415	73,255,915.56	16.72	621	176,520.28	39	86.65
90.0 - 94.9	813	126,690,760.54	28.92	625	155,831.19	38	90.44
95.0 >=	429	71,792,395.37	16.39	652	167,348.24	39	95
Total:	**2,615**	**438,055,106.54**	**100**	**626**	**167,516.29**	**39**	**85.32**

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2. Without PMI

Without PMI	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance	% of Morgage Pool by Aggregate Cut-off Principal Balance	Weighted Average FICO	Avg Mortgage Loan Principal Balance	Weighted Average DTI	Weighted Average LTV
<= 84.9	687	110,415,164.30	40.89	573	160,720.76	39	67.4
85.0 - 89.9	233	37,415,309.45	13.85	578	160,580.73	40	86.25
90.0 - 94.9	423	69,002,751.68	25.55	597	163,127.07	38	90.4
95.0 >=	304	53,228,950.27	19.71	627	175,095.23	39	95
Total:	**1,647**	**270,062,175.70**	**100**	**591**	**163,972.18**	**39**	**81.33**

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3. Fico Score

Fico Score	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance	% of Morgage Pool by Aggregate Cut-off Principal Balance	Avg Mortgage Loan Principal Balance	Weighted Average DTI	Weighted Average Original LTV	% with PMI	% Cashout	% Purchase	% Rate Term Refinance	Weighted Average FICO
500.0 - 509.9	59	9,410,923.80	1.33	159,507.18	41	73.48	10.6	77.8	1.1	21.1	504
510.0 - 519.9	65	10,173,209.42	1.44	156,510.91	41	69.8	16.7	53.9	7.9	38.2	515
520.0 - 529.9	87	13,418,848.73	1.9	154,239.64	40	76.21	29.1	69.8	5.7	24.5	525
530.0 - 539.9	109	18,083,220.80	2.55	165,901.11	40	73.73	33.5	61.5	4.3	34.1	535
540.0 - 549.9	90	13,825,826.21	1.95	153,620.29	40	74.46	29.3	57.9	5.2	36.9	544
550.0 - 559.9	337	54,853,279.05	7.75	162,769.37	40	82.75	49.6	53.9	19	27.1	555
560.0 - 569.9	317	49,363,754.75	6.97	155,721.62	40	82.76	45.8	58.5	14.8	26.7	564
570.0 - 579.9	230	34,169,235.08	4.83	148,561.89	38	81.85	51.3	57.5	21.2	21.3	574
580.0 - 589.9	237	37,884,890.28	5.35	159,851.86	38	82.29	61	50.7	16	33.3	585
590.0 - 599.9	222	37,813,320.04	5.34	170,330.27	39	82.44	65.6	55.4	24.8	19.7	594
600.0 >=	2,509	429,120,774.08	60.6	171,032.59	38	85.98	71.3	45.6	29.9	24.5	645
Total:	**4,262**	**708,117,282.24**	**100**	**166,146.71**	**39**	**83.8**	**61.9**	**50.1**	**24.3**	**25.6**	**612**

ARSI 2003-W1
July 01, 2003 Cutoff
All records
5,272 records
Balance: 971,938,968

Selection Criteria: All records
Table of Contents

1. With PMI

With PMI	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance	% of Morgage Pool by Aggregate Cut-off Principal Balance	C	Avg Mortgage Loan Principal Balance	Weighted Average DTI	Weighted Average LTV
<= 84.9	1,207	233,247,433.47	40.88	618	193,245.60	39	76.72
85.0 - 89.9	505	97,334,268.01	17.06	621	192,741.12	39	86.63
90.0 - 94.9	950	158,873,839.31	27.85	626	167,235.62	38	90.45
95.0 >=	457	81,049,887.38	14.21	652	177,352.05	39	95
Total:	**3,119**	**570,505,428.17**	**100**	**625**	**182,912.93**	**39**	**84.83**

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2. Without PMI

Without PMI	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance	% of Morgage Pool by Aggregate Cut-off Principal Balance	C	Avg Mortgage Loan Principal Balance	Weighted Average DTI	Weighted Average LTV
<= 84.9	960	172,628,471.25	43	573	179,821.32	39	68.05
85.0 - 89.9	297	51,971,330.36	12.95	584	174,987.64	39	86.46
90.0 - 94.9	525	99,412,866.48	24.76	603	189,357.84	39	90.5
95.0 >=	371	77,420,871.79	19.29	631	208,681.60	39	95
Total:	**2,153**	**401,433,539.88**	**100**	**593**	**186,453.11**	**39**	**81.19**

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3. Fico Score

Fico Score	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance	% of Morgage Pool by Aggregate Cut-off Principal Balance	Avg Mortgage Loan Principal Balance	Weighted Average DTI	Weighted Average Original LTV	% with PMI	% Cashout	% Purchase	% Rate Term Refinance	Weighted Average FICO
500.0 - 509.9	86	15,294,895.08	1.57	177,847.62	41	73.27	12.7	64.5	2.6	32.9	503
510.0 - 519.9	85	14,335,672.51	1.47	168,654.97	42	70.41	18.1	49.4	6.2	44.4	515
520.0 - 529.9	115	18,530,559.38	1.91	161,135.30	40	75.86	27.8	68.8	7.2	23.9	525
530.0 - 539.9	164	31,792,057.31	3.27	193,854.01	40	73.01	29	56.1	3.3	40.6	534
540.0 - 549.9	122	18,780,071.06	1.93	153,935.01	41	74.11	34.8	56.6	9.9	33.5	544
550.0 - 559.9	427	74,927,498.62	7.71	175,474.24	41	81.5	44.3	55.7	15.5	28.7	555
560.0 - 569.9	395	66,388,048.78	6.83	168,071.01	40	82.21	43.7	57.5	13.7	28.8	564
570.0 - 579.9	299	49,292,164.07	5.07	164,856.74	39	82.2	49.5	57	20.1	22.9	574
580.0 - 589.9	282	51,303,519.92	5.28	181,927.38	38	82.21	61.1	51	16.3	32.7	584
590.0 - 599.9	263	47,036,540.85	4.84	178,846.16	39	82.66	62.5	56.8	22.3	20.8	595
600.0 >=	3,034	584,257,940.47	60.11	192,570.18	38	85.61	68.1	45.7	29.4	24.9	646
Total:	**5,272**	**971,938,968.05**	**100**	**184,358.68**	**39**	**83.33**	**58.7**	**50**	**23.4**	**26.6**	**612**

ARSI 2003-W1
July 01, 2003 Cutoff
All records
5,272 records
Balance: 971,938,968

Selection Criteria: All records
Table of Contents

1. Original LTV

Original LTV	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance	% of Morgage Pool by Aggregate Cut-off Principal Balance	Weighted Average FICO Score	Minimum LTV	Maximum LTV	Weighted Average LTV	Min Loan Amount	Max Loan Amount	Weighted Average Loan Amount
85.1-90.0	1,625	289,041,532.06	29.74	616	85	90	90	60,300.00	513,000.00	229,155.71
90.1-95.0	1,011	194,793,009.47	20.04	640	90	95	95	60,000.00	494,000.00	237,939.55
Total:	**2,636**	**483,834,541.53**	**49.78**	**625**	**85**	**95**	**92**	**60,000.00**	**513,000.00**	**232,692.11**

Asset Backed Certificates
ARSI
2003-W1

Prepay Speed:

Fixed	CPR 4 to 23% in 12 months, 23% thereafter (note: 4% is in period 0, increase by 19/11 % every month to 23% in month 12)
ARM	CPR 4 to 35% in 24 months, 35% thereafter (note: 4% is in period 0, increase by 31/23 % every month to 35% in month 24)

Spreads:

A-2	L + 50
A-3	L + 36

Rates:
1 Month Libor 1.12
6 Month Libor 1.12

A-2
To Call
Avg Life: 2.86 Total Interest: 1,853,592.36

Per	Date	Balance	Principal	Interest	Coupon	Total Cash
0	8/5/2003	39,394,000.00	-	-	-	-
1	9/25/2003	39,201,913.47	192,086.53	90,409.23	1.62	282,495.76
2	10/25/2003	38,943,107.79	258,805.68	52,922.58	1.62	311,728.27
3	11/25/2003	38,611,032.74	332,075.05	54,325.64	1.62	386,400.68
4	12/25/2003	38,222,179.71	388,853.03	52,124.89	1.62	440,977.92
5	1/25/2004	37,777,120.13	445,059.58	53,319.94	1.62	498,379.52
6	2/25/2004	37,276,642.91	500,477.22	52,699.08	1.62	553,176.31
7	3/25/2004	36,721,755.14	554,887.77	48,646.02	1.62	603,533.79
8	4/25/2004	36,113,681.49	608,073.65	51,226.85	1.62	659,300.50
9	5/25/2004	35,453,862.20	659,819.29	48,753.47	1.62	708,572.76
10	6/25/2004	34,743,949.72	709,912.49	49,458.14	1.62	759,370.62
11	7/25/2004	33,985,803.84	758,145.87	46,904.33	1.62	805,050.20
12	8/25/2004	33,194,876.99	790,926.85	47,410.20	1.62	838,337.05
13	9/25/2004	32,373,235.31	821,641.68	46,306.85	1.62	867,948.53
14	10/25/2004	31,524,702.53	848,532.78	43,703.87	1.62	892,236.65
15	11/25/2004	30,653,124.64	871,577.89	43,976.96	1.62	915,554.85
16	12/25/2004	29,760,219.00	892,905.64	41,381.72	1.62	934,287.36
17	1/25/2005	28,847,803.20	912,415.80	41,515.51	1.62	953,931.30
18	2/25/2005	27,917,786.43	930,016.77	40,242.69	1.62	970,259.46
19	3/25/2005	26,972,160.13	945,626.30	35,176.41	1.62	980,802.71
20	4/25/2005	26,012,988.09	959,172.04	37,626.16	1.62	996,798.20
21	5/25/2005	25,042,395.97	970,592.12	35,117.53	1.62	1,005,709.65
22	6/25/2005	24,062,560.31	979,835.66	34,934.14	1.62	1,014,769.80
23	7/25/2005	23,075,714.75	986,845.56	32,484.46	1.62	1,019,330.01
24	8/25/2005	22,112,385.21	963,329.55	32,190.62	1.62	995,520.17
25	9/25/2005	21,171,992.48	940,392.73	30,846.78	1.62	971,239.50
26	10/25/2005	20,258,581.82	913,410.66	28,582.19	1.62	941,992.85
27	11/25/2005	19,375,794.17	882,787.65	28,260.72	1.62	911,048.37
28	12/25/2005	18,522,548.81	853,245.36	26,157.32	1.62	879,402.68
29	1/25/2006	17,697,837.17	824,711.64	25,838.96	1.62	850,550.60
30	2/25/2006	16,900,685.59	797,151.58	24,688.48	1.62	821,840.06
31	3/25/2006	16,130,154.11	770,531.48	21,294.86	1.62	791,826.34
32	4/25/2006	15,385,335.29	744,818.82	22,501.56	1.62	767,320.39
33	5/25/2006	14,665,353.06	719,982.23	20,770.20	1.62	740,752.43
34	6/25/2006	13,969,361.66	695,991.41	20,458.17	1.62	716,449.57

A-3
To Call
Avg Life: 2.91 Total Interest: 4,366,375.94

Per	Date	Balance	Principal	Interest	Coupon	Total Cash
0	8/5/2003	100,000,000.00	-	-	-	-
1	9/25/2003	99,511,083.17	488,916.83	209,666.67	1.48	698,583.50
2	10/25/2003	98,849,990.14	661,093.03	122,730.34	1.48	783,823.37
3	11/25/2003	97,999,604.09	850,386.05	125,978.82	1.48	976,364.87
4	12/25/2003	97,001,050.53	998,553.56	120,866.18	1.48	1,119,419.73
5	1/25/2004	95,855,794.81	1,145,255.73	123,622.45	1.48	1,268,878.18
6	2/25/2004	94,565,886.01	1,289,908.80	122,162.89	1.48	1,412,071.68
7	3/25/2004	93,133,959.44	1,431,926.57	112,743.55	1.48	1,544,670.12
8	4/25/2004	91,563,235.36	1,570,724.07	118,694.06	1.48	1,689,418.13
9	5/25/2004	89,857,514.03	1,705,721.33	112,927.99	1.48	1,818,649.32
10	6/25/2004	88,021,166.81	1,836,347.22	114,518.41	1.48	1,950,865.63
11	7/25/2004	86,059,123.36	1,962,043.45	108,559.44	1.48	2,070,602.89
12	8/25/2004	84,025,793.45	2,033,329.91	109,677.57	1.48	2,143,007.48
13	9/25/2004	81,925,447.60	2,100,345.86	107,086.21	1.48	2,207,432.06
14	10/25/2004	79,769,547.09	2,155,900.51	101,041.39	1.48	2,256,941.89
15	11/25/2004	77,569,480.17	2,200,066.91	101,661.86	1.48	2,301,728.77
16	12/25/2004	75,328,873.74	2,240,606.44	95,669.03	1.48	2,336,275.46
17	1/25/2005	73,051,578.00	2,277,295.74	96,002.46	1.48	2,373,298.21
18	2/25/2005	70,741,647.45	2,309,930.54	93,100.18	1.48	2,403,030.72
19	3/25/2005	68,403,320.42	2,338,327.04	81,431.50	1.48	2,419,758.53
20	4/25/2005	66,040,997.14	2,362,323.28	87,176.23	1.48	2,449,499.51
21	5/25/2005	63,659,216.75	2,381,780.39	81,450.56	1.48	2,463,230.95
22	6/25/2005	61,262,785.76	2,396,430.99	81,130.14	1.48	2,477,561.13
23	7/25/2005	58,856,433.61	2,406,352.14	75,557.44	1.48	2,481,909.58
24	8/25/2005	56,506,780.21	2,349,653.40	75,009.25	1.48	2,424,662.65
25	9/25/2005	54,212,633.87	2,294,146.34	72,014.75	1.48	2,366,161.09
26	10/25/2005	51,982,849.20	2,229,784.68	66,862.25	1.48	2,296,646.92
27	11/25/2005	49,825,306.74	2,157,542.46	66,249.25	1.48	2,223,791.71
28	12/25/2005	47,737,438.28	2,087,868.46	61,451.21	1.48	2,149,319.68
29	1/25/2006	45,716,925.41	2,020,512.87	60,838.71	1.48	2,081,351.58
30	2/25/2006	43,761,528.60	1,955,396.80	58,263.68	1.48	2,013,660.49
31	3/25/2006	41,869,084.47	1,892,444.13	50,374.38	1.48	1,942,818.51
32	4/25/2006	40,037,503.14	1,831,581.34	53,359.82	1.48	1,884,941.16
33	5/25/2006	38,264,765.69	1,772,737.44	49,379.59	1.48	1,822,117.03
34	6/25/2006	36,548,921.76	1,715,843.93	48,766.32	1.48	1,764,610.25

A-2
To Maturity
Avg Life: 3.06 Total Inter

Per	Date
0	8/5/2003
1	9/25/2003
2	10/25/2003
3	11/25/2003
4	12/25/2003
5	1/25/2004
6	2/25/2004
7	3/25/2004
8	4/25/2004
9	5/25/2004
10	6/25/2004
11	7/25/2004
12	8/25/2004
13	9/25/2004
14	10/25/2004
15	11/25/2004
16	12/25/2004
17	1/25/2005
18	2/25/2005
19	3/25/2005
20	4/25/2005
21	5/25/2005
22	6/25/2005
23	7/25/2005
24	8/25/2005
25	9/25/2005
26	10/25/2005
27	11/25/2005
28	12/25/2005
29	1/25/2006
30	2/25/2006
31	3/25/2006
32	4/25/2006
33	5/25/2006
34	6/25/2006

/ or sell or a solicitation of
e accuracy or completeness
uld contain material
tus or Private Placement
on certain assumptions
should not be relied on for
s or *implied representations*
rs mentioned herein and
current as of the date
connection with the
amend that such investors
JTHORITY.

st: 2,023,840.52

Balance	Principal	Interest	Coupon	Total Cash
39,394,000.00	-	-	-	-
39,201,913.47	192,086.53	90,409.23	1.62	282,495.76
38,943,107.79	258,805.68	52,922.58	1.62	311,728.27
38,611,032.74	332,075.05	54,325.64	1.62	386,400.68
38,222,179.71	388,853.03	52,124.89	1.62	440,977.92
37,777,120.13	445,059.58	53,319.94	1.62	498,379.52
37,276,642.91	500,477.22	52,699.08	1.62	553,176.31
36,721,755.14	554,887.77	48,646.02	1.62	603,533.79
36,113,681.49	608,073.65	51,226.85	1.62	659,300.50
35,453,862.20	659,819.29	48,753.47	1.62	708,572.76
34,743,949.72	709,912.49	49,458.14	1.62	759,370.62
33,985,803.84	758,145.87	46,904.33	1.62	805,050.20
33,194,876.99	790,926.85	47,410.20	1.62	838,337.05
32,373,235.31	821,641.68	46,306.85	1.62	867,948.53
31,524,702.53	848,532.78	43,703.87	1.62	892,236.65
30,653,124.64	871,577.89	43,976.96	1.62	915,554.85
29,760,219.00	892,905.64	41,381.72	1.62	934,287.36
28,847,803.20	912,415.80	41,515.51	1.62	953,931.30
27,917,786.43	930,016.77	40,242.69	1.62	970,259.46
26,972,160.13	945,626.30	35,176.41	1.62	980,802.71
26,012,988.09	959,172.04	37,626.16	1.62	996,798.20
25,042,395.97	970,592.12	35,117.53	1.62	1,005,709.65
24,062,560.31	979,835.66	34,934.14	1.62	1,014,769.80
23,075,714.75	986,845.56	32,484.46	1.62	1,019,330.01
22,112,385.21	963,329.55	32,190.62	1.62	995,520.17
21,171,992.48	940,392.73	30,846.78	1.62	971,239.50
20,258,581.82	913,410.66	28,582.19	1.62	941,992.85
19,375,794.17	882,787.65	28,260.72	1.62	911,048.37
18,522,548.81	853,245.36	26,157.32	1.62	879,402.68
17,697,837.17	824,711.64	25,838.96	1.62	850,550.60
16,900,685.59	797,151.58	24,688.48	1.62	821,840.06
16,130,154.11	770,531.48	21,294.86	1.62	791,826.34
15,385,335.29	744,818.82	22,501.56	1.62	767,320.39
14,665,353.06	719,982.23	20,770.20	1.62	740,752.43
13,969,361.66	695,991.41	20,458.17	1.62	716,449.57

A-3
To Maturity
Avg Life: 3.15 Total Interest: 4,812,691.22

Per	Date	Balance	Principal	Interest	Coupon	Total Cash
0	8/5/2003	100,000,000.00	-	-	-	-
1	9/25/2003	99,511,083.17	488,916.83	209,666.67	1.48	698,583.50
2	10/25/2003	98,849,990.14	661,093.03	122,730.34	1.48	783,823.37
3	11/25/2003	97,999,604.09	850,386.05	125,978.82	1.48	976,364.87
4	12/25/2003	97,001,050.53	998,553.56	120,866.18	1.48	1,119,419.73
5	1/25/2004	95,855,794.81	1,145,255.73	123,622.45	1.48	1,268,878.18
6	2/25/2004	94,565,886.01	1,289,908.80	122,162.89	1.48	1,412,071.68
7	3/25/2004	93,133,959.44	1,431,926.57	112,743.55	1.48	1,544,670.12
8	4/25/2004	91,563,235.36	1,570,724.07	118,694.06	1.48	1,689,418.13
9	5/25/2004	89,857,514.03	1,705,721.33	112,927.99	1.48	1,818,649.32
10	6/25/2004	88,021,166.81	1,836,347.22	114,518.41	1.48	1,950,865.63
11	7/25/2004	86,059,123.36	1,962,043.45	108,559.44	1.48	2,070,602.89
12	8/25/2004	84,025,793.45	2,033,329.91	109,677.57	1.48	2,143,007.48
13	9/25/2004	81,925,447.60	2,100,345.86	107,086.21	1.48	2,207,432.06
14	10/25/2004	79,769,547.09	2,155,900.51	101,041.39	1.48	2,256,941.89
15	11/25/2004	77,569,480.17	2,200,066.91	101,661.86	1.48	2,301,728.77
16	12/25/2004	75,328,873.74	2,240,606.44	95,669.03	1.48	2,336,275.46
17	1/25/2005	73,051,578.00	2,277,295.74	96,002.46	1.48	2,373,298.21
18	2/25/2005	70,741,647.45	2,309,930.54	93,100.18	1.48	2,403,030.72
19	3/25/2005	68,403,320.42	2,338,327.04	81,431.50	1.48	2,419,758.53
20	4/25/2005	66,040,997.14	2,362,323.28	87,176.23	1.48	2,449,499.51
21	5/25/2005	63,659,216.75	2,381,780.39	81,450.56	1.48	2,463,230.95
22	6/25/2005	61,262,785.76	2,396,430.99	81,130.14	1.48	2,477,561.13
23	7/25/2005	58,856,433.61	2,406,352.14	75,557.44	1.48	2,481,909.58
24	8/25/2005	56,506,780.21	2,349,653.40	75,009.25	1.48	2,424,662.65
25	9/25/2005	54,212,633.87	2,294,146.34	72,014.75	1.48	2,366,161.09
26	10/25/2005	51,982,849.20	2,229,784.68	66,862.25	1.48	2,296,646.92
27	11/25/2005	49,825,306.74	2,157,542.46	66,249.25	1.48	2,223,791.71
28	12/25/2005	47,737,438.28	2,087,868.46	61,451.21	1.48	2,149,319.68
29	1/25/2006	45,716,925.41	2,020,512.87	60,838.71	1.48	2,081,351.58
30	2/25/2006	43,761,528.60	1,955,396.80	58,263.68	1.48	2,013,660.49
31	3/25/2006	41,869,084.47	1,892,444.13	50,374.38	1.48	1,942,818.51
32	4/25/2006	40,037,503.14	1,831,581.34	53,359.82	1.48	1,884,941.16
33	5/25/2006	38,264,765.69	1,772,737.44	49,379.59	1.48	1,822,117.03
34	6/25/2006	36,548,921.76	1,715,843.93	48,766.32	1.48	1,764,610.25

35	7/25/2006	13,296,544.52	672,817.13	18,858.64	1.62	691,675.77
36	8/25/2006	12,646,154.56	650,389.97	18,548.68	1.62	668,938.65
37	9/25/2006	12,646,154.56	-	17,641.39	1.62	17,641.39
38	10/25/2006	12,646,154.56	-	17,072.31	1.62	17,072.31
39	11/25/2006	12,434,620.76	211,533.80	17,641.39	1.62	229,175.18
40	12/25/2006	12,034,041.51	400,579.25	16,786.74	1.62	417,365.98
41	1/25/2007	11,646,738.13	387,303.39	16,787.49	1.62	404,090.87
42	2/25/2007	11,272,260.52	374,477.61	16,247.20	1.62	390,724.81
43	3/25/2007	10,910,174.12	362,086.40	14,203.05	1.62	376,289.44
44	4/25/2007	10,560,059.34	350,114.79	15,219.69	1.62	365,334.48
45	5/25/2007	10,221,511.00	338,548.34	14,256.08	1.62	352,804.42
46	6/25/2007	9,894,137.90	327,373.10	14,259.01	1.62	341,632.11
47	7/25/2007	9,577,562.28	316,575.62	13,357.09	1.62	329,932.70
48	8/25/2007	9,271,419.38	306,142.90	13,360.70	1.62	319,503.59
49	9/25/2007	8,975,356.99	296,062.40	12,933.63	1.62	308,996.03
50	10/25/2007	8,689,034.96	286,322.02	12,116.73	1.62	298,438.76
51	11/25/2007	8,412,124.87	276,910.09	12,121.20	1.62	289,031.29
52	12/25/2007	8,144,309.55	267,815.32	11,356.37	1.62	279,171.69
53	1/25/2008	7,885,282.73	259,026.83	11,361.31	1.62	270,388.14
54	2/25/2008	7,634,748.61	250,534.11	10,999.97	1.62	261,534.08
55	3/25/2008	7,392,421.58	242,327.03	9,963.35	1.62	252,290.38
56	4/25/2008	7,158,025.78	234,395.80	10,312.43	1.62	244,708.23
57	5/25/2008	6,931,294.82	226,730.96	9,663.33	1.62	236,394.29
58	6/25/2008	6,711,971.43	219,323.39	9,669.16	1.62	228,992.55
59	7/25/2008	6,499,807.13	212,164.30	9,061.16	1.62	221,225.46
60	8/25/2008	6,294,561.96	205,245.17	9,067.23	1.62	214,312.40
61	9/25/2008	6,096,004.15	198,557.81	8,780.91	1.62	207,338.72
62	10/25/2008	5,903,909.85	192,094.30	8,229.61	1.62	200,323.90
63	11/25/2008	5,718,062.88	185,846.98	8,235.95	1.62	194,082.93
64	12/25/2008	5,538,254.40	179,808.48	7,719.38	1.62	187,527.86
65	1/25/2009	5,364,282.72	173,971.67	7,725.86	1.62	181,697.54
66	2/25/2009	5,195,953.04	168,329.68	7,483.17	1.62	175,812.85
67	3/25/2009	5,033,077.19	162,875.86	6,546.90	1.62	169,422.76
68	4/25/2009	4,875,473.40	157,603.79	7,021.14	1.62	164,624.94
69	5/25/2009	4,722,966.09	152,507.30	6,581.89	1.62	159,089.19
70	6/25/2009	4,575,385.69	147,580.41	6,588.54	1.62	154,168.94
71	7/25/2009	4,432,568.35	142,817.34	6,176.77	1.62	148,994.11
72	8/25/2009	4,294,355.83	138,212.52	6,183.43	1.62	144,395.95
73	9/25/2009	4,160,595.24	133,760.59	5,990.63	1.62	139,751.21
74	10/25/2009	4,031,138.91	129,456.34	5,616.80	1.62	135,073.14
75	11/25/2009	3,905,844.14	125,294.76	5,623.44	1.62	130,918.20
76	12/25/2009	3,784,573.12	121,271.02	5,272.89	1.62	126,543.91
77	1/25/2010	3,667,192.68	117,380.44	5,279.48	1.62	122,659.92
78	2/25/2010	3,553,574.17	113,618.51	5,115.73	1.62	118,734.25
79	3/25/2010	3,443,593.29	109,980.87	4,477.50	1.62	114,458.38
80	4/25/2010	3,337,129.97	106,463.32	4,803.81	1.62	111,267.13
81	5/25/2010	3,234,068.18	103,061.79	4,505.13	1.62	107,566.92
82	6/25/2010	-	3,234,068.18	4,511.53	1.62	3,238,579.70
Total			39,394,000.00	1,853,592.36		41,247,592.36

35	7/25/2006	34,888,087.14	1,660,834.63	45,077.00	1.48	1,705,911.63
36	8/25/2006	33,280,540.05	1,607,547.08	44,462.93	1.48	1,652,010.01
37	9/25/2006	33,280,540.05	-	42,414.20	1.48	42,414.20
38	10/25/2006	33,280,540.05	-	41,046.00	1.48	41,046.00
39	11/25/2006	32,473,811.20	806,728.85	42,414.20	1.48	849,143.05
40	12/25/2006	31,478,525.25	995,285.96	40,051.03	1.48	1,035,336.99
41	1/25/2007	30,514,936.80	963,588.44	40,117.63	1.48	1,003,706.08
42	2/25/2007	29,582,002.39	932,934.41	38,889.59	1.48	971,824.01
43	3/25/2007	28,678,713.74	903,288.64	34,052.17	1.48	937,340.81
44	4/25/2007	27,804,096.63	874,617.11	36,549.43	1.48	911,166.54
45	5/25/2007	26,957,209.66	846,886.97	34,291.72	1.48	881,178.69
46	6/25/2007	26,137,143.17	820,066.50	34,355.47	1.48	854,421.96
47	7/25/2007	25,343,018.11	794,125.06	32,235.81	1.48	826,360.87
48	8/25/2007	24,573,985.04	769,033.07	32,298.27	1.48	801,331.34
49	9/25/2007	23,829,223.08	744,761.97	31,318.18	1.48	776,080.14
50	10/25/2007	23,107,938.92	721,284.16	29,389.38	1.48	750,673.53
51	11/25/2007	22,409,365.93	698,573.00	29,449.78	1.48	728,022.78
52	12/25/2007	21,732,763.17	676,602.75	27,638.22	1.48	704,240.97
53	1/25/2008	21,077,414.59	655,348.58	27,697.20	1.48	683,045.78
54	2/25/2008	20,442,628.12	634,786.47	26,861.99	1.48	661,648.46
55	3/25/2008	19,827,734.88	614,893.25	24,372.16	1.48	639,265.40
56	4/25/2008	19,232,088.36	595,646.52	25,269.35	1.48	620,915.86
57	5/25/2008	18,655,063.70	577,024.66	23,719.58	1.48	600,744.24
58	6/25/2008	18,096,056.90	559,006.80	23,774.84	1.48	582,781.64
59	7/25/2008	17,554,484.16	541,572.74	22,318.47	1.48	563,891.21
60	8/25/2008	17,029,781.13	524,703.02	22,372.21	1.48	547,075.24
61	9/25/2008	16,521,402.32	508,378.81	21,703.51	1.48	530,082.32
62	10/25/2008	16,028,820.38	492,581.94	20,376.40	1.48	512,958.33
63	11/25/2008	15,551,525.55	477,294.83	20,427.84	1.48	497,722.67
64	12/25/2008	15,089,025.01	462,500.54	19,180.21	1.48	481,680.75
65	1/25/2009	14,640,842.34	448,182.67	19,230.12	1.48	467,412.80
66	2/25/2009	14,206,516.94	434,325.40	18,658.94	1.48	452,984.34
67	3/25/2009	13,785,603.50	420,913.44	16,353.28	1.48	437,266.72
68	4/25/2009	13,377,671.48	407,932.02	17,568.99	1.48	425,501.01
69	5/25/2009	12,982,304.61	395,366.87	16,499.13	1.48	411,866.00
70	6/25/2009	12,599,100.40	383,204.20	16,545.23	1.48	399,749.43
71	7/25/2009	12,227,669.70	371,430.70	15,538.89	1.48	386,969.59
72	8/25/2009	11,867,636.19	360,033.51	15,583.49	1.48	375,616.99
73	9/25/2009	11,518,636.01	349,000.18	15,124.64	1.48	364,124.82
74	10/25/2009	11,180,317.30	338,318.72	14,206.32	1.48	352,525.03
75	11/25/2009	10,852,339.79	327,977.51	14,248.69	1.48	342,226.20
76	12/25/2009	10,534,374.43	317,965.35	13,384.55	1.48	331,349.91
77	1/25/2010	10,226,103.02	308,271.41	13,425.47	1.48	321,696.89
78	2/25/2010	9,927,217.80	298,885.22	13,032.60	1.48	311,917.82
79	3/25/2010	9,637,421.13	289,796.67	11,427.33	1.48	301,224.00
80	4/25/2010	9,356,425.15	280,995.98	12,282.36	1.48	293,278.34
81	5/25/2010	9,083,951.43	272,473.72	11,539.59	1.48	284,013.31
82	6/25/2010	-	9,083,951.43	11,576.99	1.48	9,095,528.42
Total			100,000,000.00	4,366,375.94		104,366,375.94

35	7/25/2006
36	8/25/2006
37	9/25/2006
38	10/25/2006
39	11/25/2006
40	12/25/2006
41	1/25/2007
42	2/25/2007
43	3/25/2007
44	4/25/2007
45	5/25/2007
46	6/25/2007
47	7/25/2007
48	8/25/2007
49	9/25/2007
50	10/25/2007
51	11/25/2007
52	12/25/2007
53	1/25/2008
54	2/25/2008
55	3/25/2008
56	4/25/2008
57	5/25/2008
58	6/25/2008
59	7/25/2008
60	8/25/2008
61	9/25/2008
62	10/25/2008
63	11/25/2008
64	12/25/2008
65	1/25/2009
66	2/25/2009
67	3/25/2009
68	4/25/2009
69	5/25/2009
70	6/25/2009
71	7/25/2009
72	8/25/2009
73	9/25/2009
74	10/25/2009
75	11/25/2009
76	12/25/2009
77	1/25/2010
78	2/25/2010
79	3/25/2010
80	4/25/2010
81	5/25/2010
82	6/25/2010
83	7/25/2010
84	8/25/2010
85	9/25/2010
86	10/25/2010
87	11/25/2010
88	12/25/2010
89	1/25/2011
90	2/25/2011
91	3/25/2011
92	4/25/2011
93	5/25/2011
94	6/25/2011
95	7/25/2011
96	8/25/2011

13,296,544.52	672,817.13	18,858.64	1.62	691,675.77
12,646,154.56	650,389.97	18,548.68	1.62	668,938.65
12,646,154.56	-	17,641.39	1.62	17,641.39
12,646,154.56	-	17,072.31	1.62	17,072.31
12,434,620.76	211,533.80	17,641.39	1.62	229,175.18
12,034,041.51	400,579.25	16,786.74	1.62	417,365.98
11,646,738.13	387,303.39	16,787.49	1.62	404,090.87
11,272,260.52	374,477.61	16,247.20	1.62	390,724.81
10,910,174.12	362,086.40	14,203.05	1.62	376,289.44
10,560,059.34	350,114.79	15,219.69	1.62	365,334.48
10,221,511.00	338,548.34	14,256.08	1.62	352,804.42
9,894,137.90	327,373.10	14,259.01	1.62	341,632.11
9,577,562.28	316,575.62	13,357.09	1.62	329,932.70
9,271,419.38	306,142.90	13,360.70	1.62	319,503.59
8,975,356.99	296,062.40	12,933.63	1.62	308,996.03
8,689,034.96	286,322.02	12,116.73	1.62	298,438.76
8,412,124.87	276,910.09	12,121.20	1.62	289,031.29
8,144,309.55	267,815.32	11,356.37	1.62	279,171.69
7,885,282.73	259,026.83	11,361.31	1.62	270,388.14
7,634,748.61	250,534.11	10,999.97	1.62	261,534.08
7,392,421.58	242,327.03	9,963.35	1.62	252,290.38
7,158,025.78	234,395.80	10,312.43	1.62	244,708.23
6,931,294.82	226,730.96	9,663.33	1.62	236,394.29
6,711,971.43	219,323.39	9,669.16	1.62	228,992.55
6,499,807.13	212,164.30	9,061.16	1.62	221,225.46
6,294,561.96	205,245.17	9,067.23	1.62	214,312.40
6,096,004.15	198,557.81	8,780.91	1.62	207,338.72
5,903,909.85	192,094.30	8,229.61	1.62	200,323.90
5,718,062.88	185,846.98	8,235.95	1.62	194,082.93
5,538,254.40	179,808.48	7,719.38	1.62	187,527.86
5,364,282.72	173,971.67	7,725.86	1.62	181,697.54
5,195,953.04	168,329.68	7,483.17	1.62	175,812.85
5,033,077.19	162,875.86	6,546.90	1.62	169,422.76
4,875,473.40	157,603.79	7,021.14	1.62	164,624.94
4,722,966.09	152,507.30	6,581.89	1.62	159,089.19
4,575,385.69	147,580.41	6,588.54	1.62	154,168.94
4,432,568.35	142,817.34	6,176.77	1.62	148,994.11
4,294,355.83	138,212.52	6,183.43	1.62	144,395.95
4,160,595.24	133,760.59	5,990.63	1.62	139,751.21
4,031,138.91	129,456.34	5,616.80	1.62	135,073.14
3,905,844.14	125,294.76	5,623.44	1.62	130,918.20
3,784,573.12	121,271.02	5,272.89	1.62	126,543.91
3,667,192.68	117,380.44	5,279.48	1.62	122,659.92
3,553,574.17	113,618.51	5,115.73	1.62	118,734.25
3,443,593.29	109,980.87	4,477.50	1.62	114,458.38
3,337,129.97	106,463.32	4,803.81	1.62	111,267.13
3,234,068.18	103,061.79	4,505.13	1.62	107,566.92
3,134,295.81	99,772.37	4,511.53	1.62	104,283.89
3,037,704.55	96,591.26	5,537.26	2.12	102,128.52
2,944,189.74	93,514.81	5,545.50	2.12	99,060.31
2,853,650.25	90,539.49	5,374.78	2.12	95,914.27
2,765,988.37	87,661.88	5,041.45	2.12	92,703.33
2,681,109.67	84,878.70	5,049.47	2.12	89,928.17
2,598,922.90	82,186.77	4,736.63	2.12	86,923.39
2,519,339.90	79,583.01	4,744.48	2.12	84,327.48
2,442,275.44	77,064.46	4,599.19	2.12	81,663.65
2,367,647.19	74,628.25	4,027.04	2.12	78,655.29
2,295,375.56	72,271.63	4,322.27	2.12	76,593.90
2,225,383.64	69,991.92	4,055.16	2.12	74,047.08
2,157,597.11	67,786.53	4,062.56	2.12	71,849.09
2,091,944.12	65,652.99	3,811.75	2.12	69,464.74
2,028,355.24	63,588.88	3,818.96	2.12	67,407.84

35	7/25/2006	34,888,087.14	1,660,834.63	45,077.00	1.48	1,705,911.63
36	8/25/2006	33,280,540.05	1,607,547.08	44,462.93	1.48	1,652,010.01
37	9/25/2006	33,280,540.05	-	42,414.20	1.48	42,414.20
38	10/25/2006	33,280,540.05	-	41,046.00	1.48	41,046.00
39	11/25/2006	32,473,811.20	806,728.85	42,414.20	1.48	849,143.05
40	12/25/2006	31,478,525.25	995,285.96	40,051.03	1.48	1,035,336.99
41	1/25/2007	30,514,936.80	963,588.44	40,117.63	1.48	1,003,706.08
42	2/25/2007	29,582,002.39	932,934.41	38,889.59	1.48	971,824.01
43	3/25/2007	28,678,713.74	903,288.64	34,052.17	1.48	937,340.81
44	4/25/2007	27,804,096.63	874,617.11	36,549.43	1.48	911,166.54
45	5/25/2007	26,957,209.66	846,886.97	34,291.72	1.48	881,178.69
46	6/25/2007	26,137,143.17	820,066.50	34,355.47	1.48	854,421.96
47	7/25/2007	25,343,018.11	794,125.06	32,235.81	1.48	826,360.87
48	8/25/2007	24,573,985.04	769,033.07	32,298.27	1.48	801,331.34
49	9/25/2007	23,829,223.08	744,761.97	31,318.18	1.48	776,080.14
50	10/25/2007	23,107,938.92	721,284.16	29,389.38	1.48	750,673.53
51	11/25/2007	22,409,365.93	698,573.00	29,449.78	1.48	728,022.78
52	12/25/2007	21,732,763.17	676,602.75	27,638.22	1.48	704,240.97
53	1/25/2008	21,077,414.59	655,348.58	27,697.20	1.48	683,045.78
54	2/25/2008	20,442,628.12	634,786.47	26,861.99	1.48	661,648.46
55	3/25/2008	19,827,734.88	614,893.25	24,372.16	1.48	639,265.40
56	4/25/2008	19,232,088.36	595,646.52	25,269.35	1.48	620,915.86
57	5/25/2008	18,655,063.70	577,024.66	23,719.58	1.48	600,744.24
58	6/25/2008	18,096,056.90	559,006.80	23,774.84	1.48	582,781.64
59	7/25/2008	17,554,484.16	541,572.74	22,318.47	1.48	563,891.21
60	8/25/2008	17,029,781.13	524,703.02	22,372.21	1.48	547,075.24
61	9/25/2008	16,521,402.32	508,378.81	21,703.51	1.48	530,082.32
62	10/25/2008	16,028,820.38	492,581.94	20,376.40	1.48	512,958.33
63	11/25/2008	15,551,525.55	477,294.83	20,427.84	1.48	497,722.67
64	12/25/2008	15,089,025.01	462,500.54	19,180.21	1.48	481,680.75
65	1/25/2009	14,640,842.34	448,182.67	19,230.12	1.48	467,412.80
66	2/25/2009	14,206,516.94	434,325.40	18,658.94	1.48	452,984.34
67	3/25/2009	13,785,603.50	420,913.44	16,353.28	1.48	437,266.72
68	4/25/2009	13,377,671.48	407,932.02	17,568.99	1.48	425,501.01
69	5/25/2009	12,982,304.61	395,366.87	16,499.13	1.48	411,866.00
70	6/25/2009	12,599,100.40	383,204.20	16,545.23	1.48	399,749.43
71	7/25/2009	12,227,669.70	371,430.70	15,538.89	1.48	386,969.59
72	8/25/2009	11,867,636.19	360,033.51	15,583.49	1.48	375,616.99
73	9/25/2009	11,518,636.01	349,000.18	15,124.64	1.48	364,124.82
74	10/25/2009	11,180,317.30	338,318.72	14,206.32	1.48	352,525.03
75	11/25/2009	10,852,339.79	327,977.51	14,248.69	1.48	342,226.20
76	12/25/2009	10,534,374.43	317,965.35	13,384.55	1.48	331,349.91
77	1/25/2010	10,226,103.02	308,271.41	13,425.47	1.48	321,696.89
78	2/25/2010	9,927,217.80	298,885.22	13,032.60	1.48	311,917.82
79	3/25/2010	9,637,421.13	289,796.67	11,427.33	1.48	301,224.00
80	4/25/2010	9,356,425.15	280,995.98	12,282.36	1.48	293,278.34
81	5/25/2010	9,083,951.43	272,473.72	11,539.59	1.48	284,013.31
82	6/25/2010	8,819,730.68	264,220.75	11,576.99	1.48	275,797.74
83	7/25/2010	8,563,502.41	256,228.27	13,523.59	1.84	269,751.85
84	8/25/2010	8,315,014.66	248,487.74	13,568.39	1.84	262,056.14
85	9/25/2010	8,074,023.72	240,990.95	13,174.68	1.84	254,165.63
86	10/25/2010	7,840,293.80	233,729.92	12,380.17	1.84	246,110.09
87	11/25/2010	7,613,596.83	226,696.97	12,422.51	1.84	239,119.48
88	12/25/2010	7,393,712.16	219,884.67	11,674.18	1.84	231,558.85
89	1/25/2011	7,180,426.33	213,285.83	11,714.93	1.84	225,000.76
90	2/25/2011	6,973,532.82	206,893.51	11,376.99	1.84	218,270.50
91	3/25/2011	6,772,831.81	200,701.00	9,979.90	1.84	210,680.90
92	4/25/2011	6,578,129.99	194,701.82	10,731.18	1.84	205,433.00
93	5/25/2011	6,389,240.30	188,889.70	10,086.47	1.84	198,976.16
94	6/25/2011	6,205,981.73	183,258.57	10,123.40	1.84	193,381.96
95	7/25/2011	6,028,179.15	177,802.58	9,515.84	1.84	187,318.42
96	8/25/2011	5,855,663.08	172,516.07	9,551.31	1.84	182,067.38

97	9/25/2011
98	10/25/2011
99	11/25/2011
100	12/25/2011
101	1/25/2012
102	2/25/2012
103	3/25/2012
104	4/25/2012
105	5/25/2012
106	6/25/2012
107	7/25/2012
108	8/25/2012
109	9/25/2012
110	10/25/2012
111	11/25/2012
112	12/25/2012
113	1/25/2013
114	2/25/2013
115	3/25/2013
116	4/25/2013
117	5/25/2013
118	6/25/2013
119	7/25/2013
120	8/25/2013
121	9/25/2013
122	10/25/2013
123	11/25/2013
124	12/25/2013
125	1/25/2014
126	2/25/2014
127	3/25/2014
128	4/25/2014
129	5/25/2014
130	6/25/2014
131	7/25/2014
132	8/25/2014
133	9/25/2014
134	10/25/2014
135	11/25/2014
136	12/25/2014
137	1/25/2015
138	2/25/2015
139	3/25/2015
140	4/25/2015
141	5/25/2015
142	6/25/2015
143	7/25/2015
144	8/25/2015
145	9/25/2015
146	10/25/2015
147	11/25/2015
148	12/25/2015
149	1/25/2016
150	2/25/2016
151	3/25/2016
152	4/25/2016
153	5/25/2016
154	6/25/2016
155	7/25/2016
156	8/25/2016
157	9/25/2016
158	10/25/2016

1,966,763.36	61,591.88	3,702.88	2.12	65,294.75
1,907,103.62	59,659.74	3,474.62	2.12	63,134.36
1,849,313.32	57,790.30	3,481.52	2.12	61,271.83
1,793,331.85	55,981.47	3,267.12	2.12	59,248.59
1,739,100.63	54,231.22	3,273.83	2.12	57,505.05
1,686,563.04	52,537.59	3,174.82	2.12	55,712.42
1,635,664.32	50,898.71	2,880.27	2.12	53,778.99
1,586,351.57	49,312.75	2,986.00	2.12	52,298.75
1,538,573.63	47,777.95	2,802.55	2.12	50,580.50
1,492,281.03	46,292.60	2,808.75	2.12	49,101.35
1,447,425.95	44,855.07	2,636.36	2.12	47,491.43
1,403,962.18	43,463.77	2,642.36	2.12	46,106.13
1,361,845.02	42,117.16	2,563.01	2.12	44,680.18
1,321,031.25	40,813.77	2,405.93	2.12	43,219.70
1,281,479.08	39,552.17	2,411.62	2.12	41,963.78
1,243,148.12	38,330.96	2,263.95	2.12	40,594.91
1,205,999.29	37,148.82	2,269.44	2.12	39,418.26
1,169,994.83	36,004.46	2,201.62	2.12	38,206.08
1,135,098.20	34,896.63	1,929.19	2.12	36,825.82
1,101,274.08	33,824.12	2,072.18	2.12	35,896.31
1,068,488.30	32,785.78	1,945.58	2.12	34,731.36
1,036,707.82	31,780.47	1,950.58	2.12	33,731.06
1,005,900.70	30,807.12	1,831.52	2.12	32,638.64
976,036.03	29,864.67	1,836.33	2.12	31,701.00
947,083.93	28,952.10	1,781.81	2.12	30,733.91
919,015.49	28,068.45	1,673.18	2.12	29,741.63
891,802.74	27,212.75	1,677.71	2.12	28,890.46
865,418.64	26,384.10	1,575.52	2.12	27,959.61
839,837.04	25,581.61	1,579.87	2.12	27,161.48
815,032.61	24,804.42	1,533.17	2.12	26,337.59
790,980.90	24,051.72	1,343.90	2.12	25,395.61
767,658.20	23,322.69	1,443.98	2.12	24,766.67
745,041.62	22,616.58	1,356.20	2.12	23,972.78
723,108.99	21,932.63	1,360.11	2.12	23,292.75
701,838.86	21,270.13	1,277.49	2.12	22,547.62
681,210.48	20,628.37	1,281.25	2.12	21,909.62
661,203.79	20,006.69	1,243.59	2.12	21,250.28
641,799.36	19,404.43	1,168.13	2.12	20,572.56
622,978.39	18,820.97	1,171.64	2.12	19,992.61
604,722.69	18,255.69	1,100.60	2.12	19,356.29
587,014.68	17,708.01	1,103.95	2.12	18,811.97
569,837.32	17,177.37	1,071.63	2.12	18,248.99
553,174.12	16,663.20	939.60	2.12	17,602.80
530,666.30	22,507.82	1,009.85	2.12	23,517.67
508,422.01	22,244.28	937.51	2.12	23,181.80
486,841.33	21,580.68	928.15	2.12	22,508.83
465,903.74	20,937.59	860.09	2.12	21,797.67
445,589.39	20,314.35	850.53	2.12	21,164.88
425,879.07	19,710.33	813.45	2.12	20,523.77
406,754.16	19,124.91	752.39	2.12	19,877.29
388,196.67	18,557.49	742.55	2.12	19,300.05
370,189.15	18,007.51	685.81	2.12	18,693.33
352,714.75	17,474.41	675.80	2.12	18,150.21
335,757.11	16,957.64	643.90	2.12	17,601.54
319,300.42	16,456.69	573.40	2.12	17,030.09
303,329.37	15,971.05	582.90	2.12	16,553.95
287,829.12	15,500.25	535.88	2.12	16,036.13
272,785.33	15,043.80	525.45	2.12	15,569.24
258,184.08	14,601.25	481.92	2.12	15,083.17
244,011.91	14,172.16	471.33	2.12	14,643.49
230,255.80	13,756.12	445.46	2.12	14,201.57
216,903.11	13,352.69	406.79	2.12	13,759.48

97	9/25/2011	5,688,269.52	167,393.56	9,277.97	1.84	176,671.54
98	10/25/2011	5,525,839.75	162,429.77	8,722.01	1.84	171,151.79
99	11/25/2011	5,368,220.17	157,619.58	8,755.39	1.84	166,374.97
100	12/25/2011	5,215,262.12	152,958.05	8,231.27	1.84	161,189.32
101	1/25/2012	5,066,821.73	148,440.39	8,263.29	1.84	156,703.68
102	2/25/2012	4,922,759.75	144,061.98	8,028.10	1.84	152,090.08
103	3/25/2012	4,782,941.39	139,818.36	7,296.62	1.84	147,114.98
104	4/25/2012	4,647,236.19	135,705.20	7,578.30	1.84	143,283.51
105	5/25/2012	4,515,517.85	131,718.34	7,125.76	1.84	138,844.10
106	6/25/2012	4,387,664.13	127,853.72	7,154.59	1.84	135,008.31
107	7/25/2012	4,263,556.69	124,107.45	6,727.75	1.84	130,835.20
108	8/25/2012	4,143,080.94	120,475.74	6,755.37	1.84	127,231.11
109	9/25/2012	4,026,125.99	116,954.95	6,564.48	1.84	123,519.43
110	10/25/2012	3,912,584.44	113,541.55	6,173.39	1.84	119,714.94
111	11/25/2012	3,802,352.33	110,232.12	6,199.27	1.84	116,431.39
112	12/25/2012	3,695,328.98	107,023.35	5,830.27	1.84	112,853.62
113	1/25/2013	3,591,416.92	103,912.06	5,855.04	1.84	109,767.10
114	2/25/2013	3,490,521.76	100,895.15	5,690.40	1.84	106,585.56
115	3/25/2013	3,392,552.12	97,969.65	4,995.32	1.84	102,964.97
116	4/25/2013	3,297,419.47	95,132.65	5,375.31	1.84	100,507.96
117	5/25/2013	3,205,038.10	92,381.37	5,056.04	1.84	97,437.41
118	6/25/2013	3,115,325.00	89,713.09	5,078.20	1.84	94,791.30
119	7/25/2013	3,028,199.79	87,125.22	4,776.83	1.84	91,902.05
120	8/25/2013	2,943,584.58	84,615.21	4,798.01	1.84	89,413.22
121	9/25/2013	2,861,403.96	82,180.62	4,663.95	1.84	86,844.57
122	10/25/2013	2,781,584.88	79,819.08	4,387.49	1.84	84,206.57
123	11/25/2013	2,704,056.56	77,528.31	4,407.27	1.84	81,935.58
124	12/25/2013	2,628,750.48	75,306.09	4,146.22	1.84	79,452.31
125	1/25/2014	2,555,600.21	73,150.27	4,165.11	1.84	77,315.38
126	2/25/2014	2,484,541.43	71,058.78	4,049.21	1.84	75,107.99
127	3/25/2014	2,415,511.81	69,029.62	3,555.65	1.84	72,585.27
128	4/25/2014	2,348,450.96	67,060.84	3,827.24	1.84	70,888.09
129	5/25/2014	2,283,300.39	65,150.57	3,600.96	1.84	68,751.53
130	6/25/2014	2,220,003.41	63,296.99	3,617.76	1.84	66,914.75
131	7/25/2014	2,158,505.08	61,498.33	3,404.01	1.84	64,902.34
132	8/25/2014	2,098,752.17	59,752.91	3,420.03	1.84	63,172.94
133	9/25/2014	2,040,693.11	58,059.06	3,325.36	1.84	61,384.42
134	10/25/2014	1,984,277.91	56,415.20	3,129.06	1.84	59,544.26
135	11/25/2014	1,929,458.13	54,819.78	3,143.98	1.84	57,963.76
136	12/25/2014	1,876,186.81	53,271.32	2,958.50	1.84	56,229.82
137	1/25/2015	1,824,418.46	51,768.35	2,972.71	1.84	54,741.07
138	2/25/2015	1,774,108.96	50,309.50	2,890.69	1.84	53,200.19
139	3/25/2015	1,725,215.56	48,893.40	2,538.95	1.84	51,432.34
140	4/25/2015	1,677,696.82	47,518.74	2,733.51	1.84	50,252.24
141	5/25/2015	1,631,512.58	46,184.25	2,572.47	1.84	48,756.72
142	6/25/2015	1,586,623.87	44,888.71	2,585.04	1.84	47,473.75
143	7/25/2015	1,542,992.95	43,630.92	2,432.82	1.84	46,063.74
144	8/25/2015	1,500,583.22	42,409.73	2,444.79	1.84	44,854.52
145	9/25/2015	1,459,359.18	41,224.04	2,377.59	1.84	43,601.63
146	10/25/2015	1,419,286.42	40,072.76	2,237.68	1.84	42,310.44
147	11/25/2015	1,371,407.98	47,878.44	2,248.78	1.84	50,127.22
148	12/25/2015	1,317,692.62	53,715.36	2,102.83	1.84	55,818.19
149	1/25/2016	1,265,472.57	52,220.06	2,087.81	1.84	54,307.87
150	2/25/2016	1,214,704.66	50,767.91	2,005.07	1.84	52,772.98
151	3/25/2016	1,165,347.04	49,357.62	1,800.46	1.84	51,158.08
152	4/25/2016	1,117,359.12	47,987.92	1,846.43	1.84	49,834.34
153	5/25/2016	1,070,701.54	46,657.59	1,713.28	1.84	48,370.87
154	6/25/2016	1,025,336.10	45,365.44	1,696.47	1.84	47,061.91
155	7/25/2016	981,225.76	44,110.34	1,572.18	1.84	45,682.52
156	8/25/2016	938,334.60	42,891.16	1,554.70	1.84	44,445.86
157	9/25/2016	896,627.76	41,706.84	1,486.74	1.84	43,193.58
158	10/25/2016	856,071.44	40,556.33	1,374.83	1.84	41,931.16

159	11/25/2016
160	12/25/2016
161	1/25/2017
162	2/25/2017
163	3/25/2017
164	4/25/2017
165	5/25/2017
166	6/25/2017
167	7/25/2017
168	8/25/2017
169	9/25/2017
170	10/25/2017
171	11/25/2017
172	12/25/2017
173	1/25/2018
174	2/25/2018
175	3/25/2018
176	4/25/2018
177	5/25/2018
178	6/25/2018
179	7/25/2018
180	8/25/2018
181	9/25/2018
Total	

203,941.61	12,961.50	395.97	2.12	13,357.46
191,359.47	12,582.14	360.30	2.12	12,942.44
179,145.21	12,214.26	349.34	2.12	12,563.59
167,287.73	11,857.48	327.04	2.12	12,184.52
155,776.27	11,511.46	275.84	2.12	11,787.30
144,600.41	11,175.87	284.38	2.12	11,460.24
133,750.04	10,850.37	255.46	2.12	11,105.83
123,215.40	10,534.65	244.17	2.12	10,778.81
112,986.99	10,228.40	217.68	2.12	10,446.08
103,055.66	9,931.33	206.26	2.12	10,137.60
93,412.50	9,643.16	188.13	2.12	9,831.29
84,048.90	9,363.60	165.03	2.12	9,528.63
74,956.51	9,092.39	153.44	2.12	9,245.83
66,127.24	8,829.27	132.42	2.12	8,961.69
57,553.25	8,573.99	120.72	2.12	8,694.71
49,226.95	8,326.30	105.07	2.12	8,431.36
41,140.98	8,085.97	81.17	2.12	8,167.14
33,288.21	7,852.77	75.11	2.12	7,927.88
25,661.72	7,626.49	58.81	2.12	7,685.30
18,254.81	7,406.91	46.85	2.12	7,453.75
11,060.99	7,193.82	32.25	2.12	7,226.07
4,129.12	6,931.87	20.19	2.12	6,952.06
-	4,129.12	7.54	2.12	4,136.66
	39,394,000.00	2,023,840.52		41,417,840.52

	159	11/25/2016	816,632.82	39,438.62	1,356.40	1.84	40,795.02
	160	12/25/2016	778,280.09	38,352.73	1,252.17	1.84	39,604.90
	161	1/25/2017	740,982.36	37,297.73	1,233.14	1.84	38,530.87
	162	2/25/2017	704,709.68	36,272.68	1,174.05	1.84	37,446.72
	163	3/25/2017	669,432.99	35,276.70	1,008.52	1.84	36,285.21
	164	4/25/2017	635,124.06	34,308.93	1,060.68	1.84	35,369.61
	165	5/25/2017	601,755.53	33,368.53	973.86	1.84	34,342.39
	166	6/25/2017	569,300.84	32,454.69	953.45	1.84	33,408.14
	167	7/25/2017	537,734.20	31,566.64	872.93	1.84	32,439.57
	168	8/25/2017	507,030.59	30,703.61	852.01	1.84	31,555.62
	169	9/25/2017	477,165.73	29,864.86	803.36	1.84	30,668.22
	170	10/25/2017	448,116.05	29,049.68	731.65	1.84	29,781.34
	171	11/25/2017	419,858.66	28,257.38	710.01	1.84	28,967.40
	172	12/25/2017	392,371.37	27,487.29	643.78	1.84	28,131.08
	173	1/25/2018	365,632.60	26,738.76	621.69	1.84	27,360.45
	174	2/25/2018	339,621.44	26,011.16	579.32	1.84	26,590.49
	175	3/25/2018	314,317.56	25,303.88	486.04	1.84	25,789.92
	176	4/25/2018	289,701.24	24,616.32	498.02	1.84	25,114.34
	177	5/25/2018	265,753.32	23,947.92	444.21	1.84	24,392.13
	178	6/25/2018	242,455.20	23,298.12	421.07	1.84	23,719.19
	179	7/25/2018	219,788.83	22,666.37	371.76	1.84	23,038.13
	180	8/25/2018	197,901.79	21,887.04	348.24	1.84	22,235.28
	181	9/25/2018	176,614.90	21,286.89	313.56	1.84	21,600.46
	182	10/25/2018	155,929.10	20,685.80	270.81	1.84	20,956.61
	183	11/25/2018	135,827.52	20,101.58	247.06	1.84	20,348.64
	184	12/25/2018	116,267.02	19,560.50	208.27	1.84	19,768.77
	185	1/25/2019	97,232.67	19,034.35	184.22	1.84	19,218.57
	186	2/25/2019	78,709.98	18,522.69	154.06	1.84	18,676.75
	187	3/25/2019	60,684.88	18,025.10	112.64	1.84	18,137.75
	188	4/25/2019	43,143.68	17,541.20	96.15	1.84	17,637.35
	189	5/25/2019	26,073.11	17,070.57	66.15	1.84	17,136.73
	190	6/25/2019	9,460.26	16,612.85	41.31	1.84	16,654.16
	191	7/25/2019	-	9,460.26	14.51	1.84	9,474.76
Total				100,000,000.00	4,812,691.22		104,812,691.22

Asset Backed Certificates	*Spreads:*		**Rates:**
ARSI	M-2	L + 195	1 Month Libor 1.12
2003-W1			6 Month Libor 1.12

Security M-2
Scenario PXCALL
Avg Life: 5.12 Total Interest: 7,106,168.68

Per	Date	Balance	Principal	Interest	Coupon	Total Cash
0	8/5/2003	44,528,000.00	-	-	-	-
1	9/25/2003	44,528,000.00	-	193,659.69	2.75	193,659.69
2	10/25/2003	44,528,000.00	-	113,917.47	3.07	113,917.47
3	11/25/2003	44,528,000.00	-	117,714.72	3.07	117,714.72
4	12/25/2003	44,528,000.00	-	113,917.47	3.07	113,917.47
5	1/25/2004	44,528,000.00	-	117,714.72	3.07	117,714.72
6	2/25/2004	44,528,000.00	-	117,714.72	3.07	117,714.72
7	3/25/2004	44,528,000.00	-	110,120.22	3.07	110,120.22
8	4/25/2004	44,528,000.00	-	117,714.72	3.07	117,714.72
9	5/25/2004	44,528,000.00	-	113,917.47	3.07	113,917.47
10	6/25/2004	44,528,000.00	-	117,714.72	3.07	117,714.72
11	7/25/2004	44,528,000.00	-	113,917.47	3.07	113,917.47
12	8/25/2004	44,528,000.00	-	117,714.72	3.07	117,714.72
13	9/25/2004	44,528,000.00	-	117,714.72	3.07	117,714.72
14	10/25/2004	44,528,000.00	-	113,917.47	3.07	113,917.47
15	11/25/2004	44,528,000.00	-	117,714.72	3.07	117,714.72
16	12/25/2004	44,528,000.00	-	113,917.47	3.07	113,917.47
17	1/25/2005	44,528,000.00	-	117,714.72	3.07	117,714.72
18	2/25/2005	44,528,000.00	-	117,714.72	3.07	117,714.72
19	3/25/2005	44,528,000.00	-	106,322.97	3.07	106,322.97
20	4/25/2005	44,528,000.00	-	117,714.72	3.07	117,714.72
21	5/25/2005	44,528,000.00	-	113,917.47	3.07	113,917.47
22	6/25/2005	44,528,000.00	-	117,714.72	3.07	117,714.72
23	7/25/2005	44,528,000.00	-	113,917.47	3.07	113,917.47
24	8/25/2005	44,528,000.00	-	117,714.72	3.07	117,714.72
25	9/25/2005	44,528,000.00	-	117,714.72	3.07	117,714.72
26	10/25/2005	44,528,000.00	-	113,917.47	3.07	113,917.47
27	11/25/2005	44,528,000.00	-	117,714.72	3.07	117,714.72
28	12/25/2005	44,528,000.00	-	113,917.47	3.07	113,917.47
29	1/25/2006	44,528,000.00	-	117,714.72	3.07	117,714.72
30	2/25/2006	44,528,000.00	-	117,714.72	3.07	117,714.72
31	3/25/2006	44,528,000.00	-	106,322.97	3.07	106,322.97
32	4/25/2006	44,528,000.00	-	117,714.72	3.07	117,714.72
33	5/25/2006	44,528,000.00	-	113,917.47	3.07	113,917.47
34	6/25/2006	44,528,000.00	-	117,714.72	3.07	117,714.72

Security M-2
Scenario PXMAT
Avg Life: 5.54 Total Interest: 7,874,113.26

Per	Date	Balance	Principal	Interest	Coupon	Total Cash
0	8/5/2003	44,528,000.00	-	-	-	-
1	9/25/2003	44,528,000.00	-	193,659.69	2.75	193,659.69
2	10/25/2003	44,528,000.00	-	113,917.47	3.07	113,917.47
3	11/25/2003	44,528,000.00	-	117,714.72	3.07	117,714.72
4	12/25/2003	44,528,000.00	-	113,917.47	3.07	113,917.47
5	1/25/2004	44,528,000.00	-	117,714.72	3.07	117,714.72
6	2/25/2004	44,528,000.00	-	117,714.72	3.07	117,714.72
7	3/25/2004	44,528,000.00	-	110,120.22	3.07	110,120.22
8	4/25/2004	44,528,000.00	-	117,714.72	3.07	117,714.72
9	5/25/2004	44,528,000.00	-	113,917.47	3.07	113,917.47
10	6/25/2004	44,528,000.00	-	117,714.72	3.07	117,714.72
11	7/25/2004	44,528,000.00	-	113,917.47	3.07	113,917.47
12	8/25/2004	44,528,000.00	-	117,714.72	3.07	117,714.72
13	9/25/2004	44,528,000.00	-	117,714.72	3.07	117,714.72
14	10/25/2004	44,528,000.00	-	113,917.47	3.07	113,917.47
15	11/25/2004	44,528,000.00	-	117,714.72	3.07	117,714.72
16	12/25/2004	44,528,000.00	-	113,917.47	3.07	113,917.47
17	1/25/2005	44,528,000.00	-	117,714.72	3.07	117,714.72
18	2/25/2005	44,528,000.00	-	117,714.72	3.07	117,714.72
19	3/25/2005	44,528,000.00	-	106,322.97	3.07	106,322.97
20	4/25/2005	44,528,000.00	-	117,714.72	3.07	117,714.72
21	5/25/2005	44,528,000.00	-	113,917.47	3.07	113,917.47
22	6/25/2005	44,528,000.00	-	117,714.72	3.07	117,714.72
23	7/25/2005	44,528,000.00	-	113,917.47	3.07	113,917.47
24	8/25/2005	44,528,000.00	-	117,714.72	3.07	117,714.72
25	9/25/2005	44,528,000.00	-	117,714.72	3.07	117,714.72
26	10/25/2005	44,528,000.00	-	113,917.47	3.07	113,917.47
27	11/25/2005	44,528,000.00	-	117,714.72	3.07	117,714.72
28	12/25/2005	44,528,000.00	-	113,917.47	3.07	113,917.47
29	1/25/2006	44,528,000.00	-	117,714.72	3.07	117,714.72
30	2/25/2006	44,528,000.00	-	117,714.72	3.07	117,714.72
31	3/25/2006	44,528,000.00	-	106,322.97	3.07	106,322.97
32	4/25/2006	44,528,000.00	-	117,714.72	3.07	117,714.72
33	5/25/2006	44,528,000.00	-	113,917.47	3.07	113,917.47
34	6/25/2006	44,528,000.00	-	117,714.72	3.07	117,714.72

fer to buy or sell or a solicitation
espect to the accuracy or
by the issuer which could contain
m. Such Prospectus or Private
ere in may be based on certain
nts, and this material should not
out limitation any express or
ecurities and instruments of
formation contained in this
g as agent for the issuer or its
by Morgan Stanley Japan Ltd. We
U.K. SECURITIES AND

35	7/25/2006	44,528,000.00	-	113,917.47	3.07	113,917.47
36	8/25/2006	44,528,000.00	-	117,714.72	3.07	117,714.72
37	9/25/2006	44,528,000.00	-	117,714.72	3.07	117,714.72
38	10/25/2006	34,774,956.16	9,753,043.84	113,917.47	3.07	9,866,961.31
39	11/25/2006	33,889,306.74	885,649.42	91,931.46	3.07	977,580.88
40	12/25/2006	33,026,086.64	863,220.10	86,700.14	3.07	949,920.24
41	1/25/2007	32,184,729.03	841,357.61	87,308.13	3.07	928,665.74
42	2/25/2007	31,364,681.39	820,047.64	85,083.91	3.07	905,131.54
43	3/25/2007	30,565,405.19	799,276.20	74,891.89	3.07	874,168.09
44	4/25/2007	29,786,375.49	779,029.70	80,803.04	3.07	859,832.75
45	5/25/2007	29,027,080.61	759,294.88	76,203.48	3.07	835,498.35
46	6/25/2007	28,287,021.82	740,058.79	76,736.31	3.07	816,795.10
47	7/25/2007	27,565,712.97	721,308.85	72,367.63	3.07	793,676.48
48	8/25/2007	26,862,680.21	703,032.76	72,873.03	3.07	775,905.79
49	9/25/2007	26,177,461.65	685,218.56	71,014.48	3.07	756,233.04
50	10/25/2007	25,509,607.06	667,854.58	66,970.67	3.07	734,825.25
51	11/25/2007	24,858,677.63	650,929.44	67,437.48	3.07	718,366.92
52	12/25/2007	24,224,245.57	634,432.05	63,596.78	3.07	698,028.84
53	1/25/2008	23,605,893.96	618,351.61	64,039.48	3.07	682,391.10
54	2/25/2008	23,003,216.37	602,677.59	62,404.80	3.07	665,082.39
55	3/25/2008	22,415,816.66	587,399.72	56,888.23	3.07	644,287.95
56	4/25/2008	21,843,308.67	572,507.98	59,258.70	3.07	631,766.68
57	5/25/2008	21,285,316.04	557,992.64	55,882.46	3.07	613,875.10
58	6/25/2008	20,741,471.87	543,844.17	56,270.10	3.07	600,114.27
59	7/25/2008	20,211,418.55	530,053.32	53,063.60	3.07	583,116.91
60	8/25/2008	19,694,807.51	516,611.04	53,431.13	3.07	570,042.17
61	9/25/2008	19,191,298.97	503,508.54	52,065.41	3.07	555,573.95
62	10/25/2008	18,700,561.74	490,737.23	49,097.74	3.07	539,834.97
63	11/25/2008	18,222,272.99	478,288.75	49,437.01	3.07	527,725.76
64	12/25/2008	17,756,118.04	466,154.95	46,618.65	3.07	512,773.59
65	1/25/2009	17,301,790.18	454,327.87	46,940.27	3.07	501,268.14
66	2/25/2009	16,858,990.41	442,799.77	45,739.20	3.07	488,538.97
67	3/25/2009	16,427,427.32	431,563.09	40,255.52	3.07	471,818.62
68	4/25/2009	16,006,816.83	420,610.49	43,427.73	3.07	464,038.22
69	5/25/2009	15,596,882.05	409,934.78	40,950.77	3.07	450,885.56
70	6/25/2009	15,197,353.07	399,528.98	41,232.09	3.07	440,761.07
71	7/25/2009	14,807,966.82	389,386.25	38,879.89	3.07	428,266.15
72	8/25/2009	14,428,466.84	379,499.97	39,146.51	3.07	418,646.48
73	9/25/2009	14,058,603.18	369,863.66	38,143.26	3.07	408,006.92
74	10/25/2009	13,698,132.18	360,471.00	35,966.59	3.07	396,437.59
75	11/25/2009	13,346,816.34	351,315.84	36,212.53	3.07	387,528.37
76	12/25/2009	13,004,424.16	342,392.18	34,145.61	3.07	376,537.79
77	1/25/2010	12,670,729.97	333,694.18	34,378.64	3.07	368,072.82
78	2/25/2010	12,345,513.83	325,216.14	33,496.48	3.07	358,712.62
79	3/25/2010	12,028,561.33	316,952.50	29,478.34	3.07	346,430.85
80	4/25/2010	11,719,663.47	308,897.86	31,798.84	3.07	340,696.70
81	5/25/2010	11,418,616.55	301,046.92	29,982.81	3.07	331,029.73
82	6/25/2010	11,125,221.99	293,394.56	30,186.38	3.07	323,580.94
83	7/25/2010	10,839,286.24	285,935.75	28,462.03	3.07	314,397.78
84	8/25/2010	10,560,620.63	278,665.61	28,654.86	3.07	307,320.47
85	9/25/2010	10,289,041.25	271,579.37	27,918.17	3.07	299,497.55
86	10/25/2010	10,024,368.86	264,672.40	26,322.80	3.07	290,995.19
87	11/25/2010	9,766,428.71	257,940.15	26,500.53	3.07	284,440.68
88	12/25/2010	9,515,050.48	251,378.23	24,985.78	3.07	276,364.01
89	1/25/2011	9,270,068.15	244,982.33	25,154.09	3.07	270,136.42
90	2/25/2011	9,031,319.89	238,748.26	24,506.46	3.07	263,254.71
91	3/25/2011	-	9,031,319.89	21,564.78	3.07	9,052,884.67
Total			44,528,000.00	7,106,168.68		51,634,168.68

35	7/25/2006	44,528,000.00	-	113,917.47	3.07	113,917.47
36	8/25/2006	44,528,000.00	-	117,714.72	3.07	117,714.72
37	9/25/2006	44,528,000.00	-	117,714.72	3.07	117,714.72
38	10/25/2006	34,774,956.16	9,753,043.84	113,917.47	3.07	9,866,961.31
39	11/25/2006	33,889,306.74	885,649.42	91,931.46	3.07	977,580.88
40	12/25/2006	33,026,086.64	863,220.10	86,700.14	3.07	949,920.24
41	1/25/2007	32,184,729.03	841,357.61	87,308.13	3.07	928,665.74
42	2/25/2007	31,364,681.39	820,047.64	85,083.91	3.07	905,131.54
43	3/25/2007	30,565,405.19	799,276.20	74,891.89	3.07	874,168.09
44	4/25/2007	29,786,375.49	779,029.70	80,803.04	3.07	859,832.75
45	5/25/2007	29,027,080.61	759,294.88	76,203.48	3.07	835,498.35
46	6/25/2007	28,287,021.82	740,058.79	76,736.31	3.07	816,795.10
47	7/25/2007	27,565,712.97	721,308.85	72,367.63	3.07	793,676.48
48	8/25/2007	26,862,680.21	703,032.76	72,873.03	3.07	775,905.79
49	9/25/2007	26,177,461.65	685,218.56	71,014.48	3.07	756,233.04
50	10/25/2007	25,509,607.06	667,854.58	66,970.67	3.07	734,825.25
51	11/25/2007	24,858,677.63	650,929.44	67,437.48	3.07	718,366.92
52	12/25/2007	24,224,245.57	634,432.05	63,596.78	3.07	698,028.84
53	1/25/2008	23,605,893.96	618,351.61	64,039.48	3.07	682,391.10
54	2/25/2008	23,003,216.37	602,677.59	62,404.80	3.07	665,082.39
55	3/25/2008	22,415,816.66	587,399.72	56,888.23	3.07	644,287.95
56	4/25/2008	21,843,308.67	572,507.98	59,258.70	3.07	631,766.68
57	5/25/2008	21,285,316.04	557,992.64	55,882.46	3.07	613,875.10
58	6/25/2008	20,741,471.87	543,844.17	56,270.10	3.07	600,114.27
59	7/25/2008	20,211,418.55	530,053.32	53,063.60	3.07	583,116.91
60	8/25/2008	19,694,807.51	516,611.04	53,431.13	3.07	570,042.17
61	9/25/2008	19,191,298.97	503,508.54	52,065.41	3.07	555,573.95
62	10/25/2008	18,700,561.74	490,737.23	49,097.74	3.07	539,834.97
63	11/25/2008	18,222,272.99	478,288.75	49,437.01	3.07	527,725.76
64	12/25/2008	17,756,118.04	466,154.95	46,618.65	3.07	512,773.59
65	1/25/2009	17,301,790.18	454,327.87	46,940.27	3.07	501,268.14
66	2/25/2009	16,858,990.41	442,799.77	45,739.20	3.07	488,538.97
67	3/25/2009	16,427,427.32	431,563.09	40,255.52	3.07	471,818.62
68	4/25/2009	16,006,816.83	420,610.49	43,427.73	3.07	464,038.22
69	5/25/2009	15,596,882.05	409,934.78	40,950.77	3.07	450,885.56
70	6/25/2009	15,197,353.07	399,528.98	41,232.09	3.07	440,761.07
71	7/25/2009	14,807,966.82	389,386.25	38,879.89	3.07	428,266.15
72	8/25/2009	14,428,466.84	379,499.97	39,146.51	3.07	418,646.48
73	9/25/2009	14,058,603.18	369,863.66	38,143.26	3.07	408,006.92
74	10/25/2009	13,698,132.18	360,471.00	35,966.59	3.07	396,437.59
75	11/25/2009	13,346,816.34	351,315.84	36,212.53	3.07	387,528.37
76	12/25/2009	13,004,424.16	342,392.18	34,145.61	3.07	376,537.79
77	1/25/2010	12,670,729.97	333,694.18	34,378.64	3.07	368,072.82
78	2/25/2010	12,345,513.83	325,216.14	33,496.48	3.07	358,712.62
79	3/25/2010	12,028,561.33	316,952.50	29,478.34	3.07	346,430.85
80	4/25/2010	11,719,663.47	308,897.86	31,798.84	3.07	340,696.70
81	5/25/2010	11,418,616.55	301,046.92	29,982.81	3.07	331,029.73
82	6/25/2010	11,125,221.99	293,394.56	30,186.38	3.07	323,580.94
83	7/25/2010	10,839,286.24	285,935.75	28,462.03	3.07	314,397.78
84	8/25/2010	10,560,620.63	278,665.61	28,654.86	3.07	307,320.47
85	9/25/2010	10,289,041.25	271,579.37	27,918.17	3.07	299,497.55
86	10/25/2010	10,024,368.86	264,672.40	26,322.80	3.07	290,995.19
87	11/25/2010	9,766,428.71	257,940.15	26,500.53	3.07	284,440.68
88	12/25/2010	9,515,050.48	251,378.23	24,985.78	3.07	276,364.01
89	1/25/2011	9,270,068.15	244,982.33	25,154.09	3.07	270,136.42
90	2/25/2011	9,031,319.89	238,748.26	24,506.46	3.07	263,254.71
91	3/25/2011	8,798,647.96	232,671.93	21,564.78	3.07	254,236.72
92	4/25/2011	8,571,898.60	226,749.36	30,647.40	4.05	257,396.76
93	5/25/2011	8,350,921.92	220,976.67	28,894.44	4.05	249,871.11
94	6/25/2011	8,135,571.85	215,350.07	29,087.88	4.05	244,437.96
95	7/25/2011	7,925,705.97	209,865.88	27,423.66	4.05	237,289.54
96	8/25/2011	7,721,185.47	204,520.50	27,606.77	4.05	232,127.27

	97	9/25/2011	7,521,875.06	199,310.41	26,894.39	4.05	226,204.80
	98	10/25/2011	7,327,642.84	194,232.22	25,354.99	4.05	219,587.21
	99	11/25/2011	7,138,360.26	189,282.58	25,523.60	4.05	214,806.19
	100	12/25/2011	6,953,902.00	184,458.26	24,062.22	4.05	208,520.48
	101	1/25/2012	6,774,145.93	179,756.07	24,221.79	4.05	203,977.87
	102	2/25/2012	6,598,972.97	175,172.96	23,595.67	4.05	198,768.62
	103	3/25/2012	6,428,267.08	170,705.89	21,502.57	4.05	192,208.46
	104	4/25/2012	6,261,915.12	166,351.96	22,390.90	4.05	188,742.86
	105	5/25/2012	6,099,806.83	162,108.29	21,107.87	4.05	183,216.16
	106	6/25/2012	5,941,834.73	157,972.10	21,246.81	4.05	179,218.92
	107	7/25/2012	5,787,894.04	153,940.69	20,028.93	4.05	173,969.62
	108	8/25/2012	5,637,882.64	150,011.40	20,160.36	4.05	170,171.76
	109	9/25/2012	5,491,700.99	146,181.65	19,637.84	4.05	165,819.49
	110	10/25/2012	5,349,252.06	142,448.94	18,511.61	4.05	160,960.54
	111	11/25/2012	5,210,441.25	138,810.80	18,632.49	4.05	157,443.29
	112	12/25/2012	5,075,176.39	135,264.86	17,563.53	4.05	152,828.39
	113	1/25/2013	4,943,367.61	131,808.78	17,677.83	4.05	149,486.61
	114	2/25/2013	4,814,927.31	128,440.30	17,218.71	4.05	145,659.01
	115	3/25/2013	4,689,770.11	125,157.20	15,148.30	4.05	140,305.49
	116	4/25/2013	4,567,812.79	121,957.32	16,335.38	4.05	138,292.70
	117	5/25/2013	4,448,974.22	118,838.57	15,397.34	4.05	134,235.91
	118	6/25/2013	4,333,175.33	115,798.89	15,496.64	4.05	131,295.53
	119	7/25/2013	4,220,339.04	112,836.29	14,606.41	4.05	127,442.70
	120	8/25/2013	4,110,390.22	109,948.82	14,700.26	4.05	124,649.08
	121	9/25/2013	4,003,255.63	107,134.58	14,317.29	4.05	121,451.87
	122	10/25/2013	3,898,863.90	104,391.73	13,494.31	4.05	117,886.04
	123	11/25/2013	3,674,287.27	224,576.64	13,580.50	4.05	238,157.14
	124	12/25/2013	3,412,337.99	261,949.27	12,385.41	4.05	274,334.68
	125	1/25/2014	3,157,100.04	255,237.95	11,885.84	4.05	267,123.79
	126	2/25/2014	2,908,403.11	248,696.93	10,996.79	4.05	259,693.73
	127	3/25/2014	2,666,081.19	242,321.92	9,150.16	4.05	251,472.08
	128	4/25/2014	2,429,972.47	236,108.72	9,286.48	4.05	245,395.20
	129	5/25/2014	2,199,919.24	230,053.24	8,191.03	4.05	238,244.27
	130	6/25/2014	1,975,767.74	224,151.49	7,662.75	4.05	231,814.24
	131	7/25/2014	1,757,368.14	218,399.60	6,659.98	4.05	225,059.58
	132	8/25/2014	1,544,574.37	212,793.77	6,121.25	4.05	218,915.03
	133	9/25/2014	1,337,244.06	207,330.32	5,380.05	4.05	212,710.37
	134	10/25/2014	1,135,238.42	202,005.64	4,507.63	4.05	206,513.27
	135	11/25/2014	938,422.19	196,816.23	3,954.26	4.05	200,770.49
	136	12/25/2014	746,663.51	191,758.67	3,163.26	4.05	194,921.94
	137	1/25/2015	559,833.88	186,829.63	2,600.77	4.05	189,430.41
	138	2/25/2015	377,808.02	182,025.86	1,950.01	4.05	183,975.87
	139	3/25/2015	200,463.83	177,344.19	1,188.63	4.05	178,532.82
	140	4/25/2015	27,682.29	172,781.54	698.25	4.05	173,479.79
	141	5/25/2015	-	27,682.29	93.31	4.05	27,775.60
Total				44,528,000.00	7,874,113.26		52,402,113.26

Asset Backed Certificates
ARSI
2003-W1

Spreads:
M-6 L + 375

Rates:
1 Month Libor 1.12
6 Month Libor 1.12

Tranche M-6

	Scen PXCALL	Scen PXMAT
DM	Price	Price
875	80.42740	80.40810
880	80.25643	80.23690
885	80.08590	80.06614
890	79.91582	79.89583
895	79.74618	79.72596
900	79.57697	79.55653
905	79.40820	79.38754
910	79.23987	79.21899
915	79.07198	79.05088
920	78.90451	78.88320
925	78.73748	78.71596
930	78.57088	78.54915
935	78.40471	78.38277
940	78.23897	78.21682
945	78.07365	78.05130
950	77.90877	77.88620
955	77.74430	77.72154
960	77.58026	77.55730
965	77.41664	77.39348
970	77.25344	77.23009
975	77.09067	77.06712
Average Life	5.03	5.04

Asset Backed Certificates	Spreads:		Rates:
ARSI	M-1	L + 75	1 Month Libor 1.12
2003-W1			6 Month Libor 1.12

Security M-1
Scenario PXCALL
Avg Life: 5.15 Total Interest: 6,835,190.37

Per	Date	Balance	Principal	Interest	Coupon	Total Cash
0	8/5/2003	69,975,000.00	-	-	-	-
1	9/25/2003	69,975,000.00	-	185,375.44	1.87	185,375.44
2	10/25/2003	69,975,000.00	-	109,044.38	1.87	109,044.38
3	11/25/2003	69,975,000.00	-	112,679.19	1.87	112,679.19
4	12/25/2003	69,975,000.00	-	109,044.38	1.87	109,044.38
5	1/25/2004	69,975,000.00	-	112,679.19	1.87	112,679.19
6	2/25/2004	69,975,000.00	-	112,679.19	1.87	112,679.19
7	3/25/2004	69,975,000.00	-	105,409.56	1.87	105,409.56
8	4/25/2004	69,975,000.00	-	112,679.19	1.87	112,679.19
9	5/25/2004	69,975,000.00	-	109,044.38	1.87	109,044.38
10	6/25/2004	69,975,000.00	-	112,679.19	1.87	112,679.19
11	7/25/2004	69,975,000.00	-	109,044.38	1.87	109,044.38
12	8/25/2004	69,975,000.00	-	112,679.19	1.87	112,679.19
13	9/25/2004	69,975,000.00	-	112,679.19	1.87	112,679.19
14	10/25/2004	69,975,000.00	-	109,044.38	1.87	109,044.38
15	11/25/2004	69,975,000.00	-	112,679.19	1.87	112,679.19
16	12/25/2004	69,975,000.00	-	109,044.38	1.87	109,044.38
17	1/25/2005	69,975,000.00	-	112,679.19	1.87	112,679.19
18	2/25/2005	69,975,000.00	-	112,679.19	1.87	112,679.19
19	3/25/2005	69,975,000.00	-	101,774.75	1.87	101,774.75
20	4/25/2005	69,975,000.00	-	112,679.19	1.87	112,679.19
21	5/25/2005	69,975,000.00	-	109,044.38	1.87	109,044.38
22	6/25/2005	69,975,000.00	-	112,679.19	1.87	112,679.19
23	7/25/2005	69,975,000.00	-	109,044.38	1.87	109,044.38
24	8/25/2005	69,975,000.00	-	112,679.19	1.87	112,679.19
25	9/25/2005	69,975,000.00	-	112,679.19	1.87	112,679.19
26	10/25/2005	69,975,000.00	-	109,044.38	1.87	109,044.38
27	11/25/2005	69,975,000.00	-	112,679.19	1.87	112,679.19
28	12/25/2005	69,975,000.00	-	109,044.38	1.87	109,044.38
29	1/25/2006	69,975,000.00	-	112,679.19	1.87	112,679.19
30	2/25/2006	69,975,000.00	-	112,679.19	1.87	112,679.19
31	3/25/2006	69,975,000.00	-	101,774.75	1.87	101,774.75
32	4/25/2006	69,975,000.00	-	112,679.19	1.87	112,679.19
33	5/25/2006	69,975,000.00	-	109,044.38	1.87	109,044.38
34	6/25/2006	69,975,000.00	-	112,679.19	1.87	112,679.19
35	7/25/2006	69,975,000.00	-	109,044.38	1.87	109,044.38
36	8/25/2006	69,975,000.00	-	112,679.19	1.87	112,679.19
37	9/25/2006	69,975,000.00	-	112,679.19	1.87	112,679.19
38	10/25/2006	69,451,381.99	523,618.01	109,044.38	1.87	632,662.39
39	11/25/2006	59,139,603.13	10,311,778.86	111,836.02	1.87	10,423,614.87
40	12/25/2006	51,899,937.41	7,239,665.72	92,159.21	1.87	7,331,824.94
41	1/25/2007	50,577,758.12	1,322,179.28	83,573.32	1.87	1,405,752.60

Security M-1
Scenario PXMAT
Avg Life: 5.65 Total Interest: 7,632,338.90

Per	Date	Balance	Principal	Interest	Coupon	Total Cash
0	8/5/2003	69,975,000.00	-	-	-	-
1	9/25/2003	69,975,000.00	-	185,375.44	1.87	185,375.44
2	10/25/2003	69,975,000.00	-	109,044.38	1.87	109,044.38
3	11/25/2003	69,975,000.00	-	112,679.19	1.87	112,679.19
4	12/25/2003	69,975,000.00	-	109,044.38	1.87	109,044.38
5	1/25/2004	69,975,000.00	-	112,679.19	1.87	112,679.19
6	2/25/2004	69,975,000.00	-	112,679.19	1.87	112,679.19
7	3/25/2004	69,975,000.00	-	105,409.56	1.87	105,409.56
8	4/25/2004	69,975,000.00	-	112,679.19	1.87	112,679.19
9	5/25/2004	69,975,000.00	-	109,044.38	1.87	109,044.38
10	6/25/2004	69,975,000.00	-	112,679.19	1.87	112,679.19
11	7/25/2004	69,975,000.00	-	109,044.38	1.87	109,044.38
12	8/25/2004	69,975,000.00	-	112,679.19	1.87	112,679.19
13	9/25/2004	69,975,000.00	-	112,679.19	1.87	112,679.19
14	10/25/2004	69,975,000.00	-	109,044.38	1.87	109,044.38
15	11/25/2004	69,975,000.00	-	112,679.19	1.87	112,679.19
16	12/25/2004	69,975,000.00	-	109,044.38	1.87	109,044.38
17	1/25/2005	69,975,000.00	-	112,679.19	1.87	112,679.19
18	2/25/2005	69,975,000.00	-	112,679.19	1.87	112,679.19
19	3/25/2005	69,975,000.00	-	101,774.75	1.87	101,774.75
20	4/25/2005	69,975,000.00	-	112,679.19	1.87	112,679.19
21	5/25/2005	69,975,000.00	-	109,044.38	1.87	109,044.38
22	6/25/2005	69,975,000.00	-	112,679.19	1.87	112,679.19
23	7/25/2005	69,975,000.00	-	109,044.38	1.87	109,044.38
24	8/25/2005	69,975,000.00	-	112,679.19	1.87	112,679.19
25	9/25/2005	69,975,000.00	-	112,679.19	1.87	112,679.19
26	10/25/2005	69,975,000.00	-	109,044.38	1.87	109,044.38
27	11/25/2005	69,975,000.00	-	112,679.19	1.87	112,679.19
28	12/25/2005	69,975,000.00	-	109,044.38	1.87	109,044.38
29	1/25/2006	69,975,000.00	-	112,679.19	1.87	112,679.19
30	2/25/2006	69,975,000.00	-	112,679.19	1.87	112,679.19
31	3/25/2006	69,975,000.00	-	101,774.75	1.87	101,774.75
32	4/25/2006	69,975,000.00	-	112,679.19	1.87	112,679.19
33	5/25/2006	69,975,000.00	-	109,044.38	1.87	109,044.38
34	6/25/2006	69,975,000.00	-	112,679.19	1.87	112,679.19
35	7/25/2006	69,975,000.00	-	109,044.38	1.87	109,044.38
36	8/25/2006	69,975,000.00	-	112,679.19	1.87	112,679.19
37	9/25/2006	69,975,000.00	-	112,679.19	1.87	112,679.19
38	10/25/2006	69,451,381.99	523,618.01	109,044.38	1.87	632,662.39
39	11/25/2006	59,139,603.13	10,311,778.86	111,836.02	1.87	10,423,614.87
40	12/25/2006	51,899,937.41	7,239,665.72	92,159.21	1.87	7,331,824.94
41	1/25/2007	50,577,758.12	1,322,179.28	83,573.32	1.87	1,405,752.60

f an offer
,
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ase note
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42	2/25/2007	49,289,067.11	1,288,691.01	81,444.24	1.87	1,370,135.25
43	3/25/2007	48,033,018.06	1,256,049.05	71,688.21	1.87	1,327,737.26
44	4/25/2007	46,808,786.04	1,224,232.02	77,346.50	1.87	1,301,578.52
45	5/25/2007	45,615,566.97	1,193,219.07	72,943.69	1.87	1,266,162.77
46	6/25/2007	44,452,577.07	1,162,989.89	73,453.73	1.87	1,236,443.63
47	7/25/2007	43,319,052.40	1,133,524.67	69,271.93	1.87	1,202,796.61
48	8/25/2007	42,214,248.28	1,104,804.11	69,755.71	1.87	1,174,559.82
49	9/25/2007	41,137,438.88	1,076,809.40	67,976.67	1.87	1,144,786.07
50	10/25/2007	40,087,916.69	1,049,522.19	64,105.84	1.87	1,113,628.04
51	11/25/2007	39,064,992.07	1,022,924.62	64,552.68	1.87	1,087,477.30
52	12/25/2007	38,067,992.82	996,999.25	60,876.28	1.87	1,057,875.53
53	1/25/2008	37,096,263.70	971,729.12	61,300.04	1.87	1,033,029.16
54	2/25/2008	36,149,166.04	947,097.65	59,735.29	1.87	1,006,832.94
55	3/25/2008	35,226,077.31	923,088.73	54,454.70	1.87	977,543.44
56	4/25/2008	34,326,390.68	899,686.63	56,723.77	1.87	956,410.40
57	5/25/2008	33,449,514.68	876,876.00	53,491.96	1.87	930,367.96
58	6/25/2008	32,594,872.75	854,641.93	53,863.01	1.87	908,504.94
59	7/25/2008	31,761,902.92	832,969.83	50,793.68	1.87	883,763.51
60	8/25/2008	30,950,057.40	811,845.52	51,145.49	1.87	862,991.01
61	9/25/2008	30,158,802.23	791,255.17	49,838.19	1.87	841,093.36
62	10/25/2008	29,387,616.96	771,185.27	46,997.47	1.87	818,182.74
63	11/25/2008	28,635,994.26	751,622.70	47,322.23	1.87	798,944.92
64	12/25/2008	27,903,439.64	732,554.62	44,624.42	1.87	777,179.05
65	1/25/2009	27,189,471.07	713,968.57	44,932.29	1.87	758,900.86
66	2/25/2009	26,493,618.72	695,852.35	43,782.60	1.87	739,634.95
67	3/25/2009	25,815,424.60	678,194.11	38,533.50	1.87	716,727.61
68	4/25/2009	25,154,442.32	660,982.28	41,570.00	1.87	702,552.29
69	5/25/2009	24,510,236.73	644,205.59	39,199.01	1.87	683,404.59
70	6/25/2009	23,882,383.69	627,853.04	39,468.29	1.87	667,321.33
71	7/25/2009	23,270,469.77	611,913.92	37,216.71	1.87	649,130.64
72	8/25/2009	22,674,091.97	596,377.80	37,471.92	1.87	633,849.72
73	9/25/2009	22,092,857.47	581,234.50	36,511.59	1.87	617,746.08
74	10/25/2009	21,526,383.38	566,474.09	34,428.04	1.87	600,902.13
75	11/25/2009	20,974,296.47	552,086.91	34,663.46	1.87	586,750.37
76	12/25/2009	20,436,232.94	538,063.53	32,684.95	1.87	570,748.48
77	1/25/2010	19,911,838.17	524,394.77	32,908.01	1.87	557,302.78
78	2/25/2010	19,400,766.49	511,071.67	32,063.59	1.87	543,135.26
79	3/25/2010	18,902,680.99	498,085.51	28,217.34	1.87	526,302.84
80	4/25/2010	18,417,253.22	485,427.77	30,438.57	1.87	515,866.33
81	5/25/2010	17,944,163.06	473,090.16	28,700.22	1.87	501,790.38
82	6/25/2010	17,483,098.47	461,064.60	28,895.09	1.87	489,959.68
83	7/25/2010	17,033,755.26	449,343.20	27,244.50	1.87	476,587.70
84	8/25/2010	16,595,836.96	437,918.30	27,429.08	1.87	465,347.38
85	9/25/2010	16,169,054.57	426,782.40	26,723.91	1.87	453,506.30
86	10/25/2010	15,753,126.37	415,928.20	25,196.78	1.87	441,124.98
87	11/25/2010	15,347,777.78	405,348.59	25,366.91	1.87	430,715.50
88	12/25/2010	14,952,741.13	395,036.64	23,916.95	1.87	418,953.60
89	1/25/2011	14,567,755.54	384,985.59	24,078.07	1.87	409,063.66
90	2/25/2011	14,192,566.68	375,188.86	23,458.13	1.87	398,646.99
91	3/25/2011	-	14,192,566.68	20,642.30	1.87	14,213,208.98
Total			69,975,000.00	6,835,190.37		76,810,190.37

42	2/25/2007	49,289,067.11	1,288,691.01	81,444.24	1.87	1,370,135.25
43	3/25/2007	48,033,018.06	1,256,049.05	71,688.21	1.87	1,327,737.26
44	4/25/2007	46,808,786.04	1,224,232.02	77,346.50	1.87	1,301,578.52
45	5/25/2007	45,615,566.97	1,193,219.07	72,943.69	1.87	1,266,162.77
46	6/25/2007	44,452,577.07	1,162,989.89	73,453.73	1.87	1,236,443.63
47	7/25/2007	43,319,052.40	1,133,524.67	69,271.93	1.87	1,202,796.61
48	8/25/2007	42,214,248.28	1,104,804.11	69,755.71	1.87	1,174,559.82
49	9/25/2007	41,137,438.88	1,076,809.40	67,976.67	1.87	1,144,786.07
50	10/25/2007	40,087,916.69	1,049,522.19	64,105.84	1.87	1,113,628.04
51	11/25/2007	39,064,992.07	1,022,924.62	64,552.68	1.87	1,087,477.30
52	12/25/2007	38,067,992.82	996,999.25	60,876.28	1.87	1,057,875.53
53	1/25/2008	37,096,263.70	971,729.12	61,300.04	1.87	1,033,029.16
54	2/25/2008	36,149,166.04	947,097.65	59,735.29	1.87	1,006,832.94
55	3/25/2008	35,226,077.31	923,088.73	54,454.70	1.87	977,543.44
56	4/25/2008	34,326,390.68	899,686.63	56,723.77	1.87	956,410.40
57	5/25/2008	33,449,514.68	876,876.00	53,491.96	1.87	930,367.96
58	6/25/2008	32,594,872.75	854,641.93	53,863.01	1.87	908,504.94
59	7/25/2008	31,761,902.92	832,969.83	50,793.68	1.87	883,763.51
60	8/25/2008	30,950,057.40	811,845.52	51,145.49	1.87	862,991.01
61	9/25/2008	30,158,802.23	791,255.17	49,838.19	1.87	841,093.36
62	10/25/2008	29,387,616.96	771,185.27	46,997.47	1.87	818,182.74
63	11/25/2008	28,635,994.26	751,622.70	47,322.23	1.87	798,944.92
64	12/25/2008	27,903,439.64	732,554.62	44,624.42	1.87	777,179.05
65	1/25/2009	27,189,471.07	713,968.57	44,932.29	1.87	758,900.86
66	2/25/2009	26,493,618.72	695,852.35	43,782.60	1.87	739,634.95
67	3/25/2009	25,815,424.60	678,194.11	38,533.50	1.87	716,727.61
68	4/25/2009	25,154,442.32	660,982.28	41,570.00	1.87	702,552.29
69	5/25/2009	24,510,236.73	644,205.59	39,199.01	1.87	683,404.59
70	6/25/2009	23,882,383.69	627,853.04	39,468.29	1.87	667,321.33
71	7/25/2009	23,270,469.77	611,913.92	37,216.71	1.87	649,130.64
72	8/25/2009	22,674,091.97	596,377.80	37,471.92	1.87	633,849.72
73	9/25/2009	22,092,857.47	581,234.50	36,511.59	1.87	617,746.08
74	10/25/2009	21,526,383.38	566,474.09	34,428.04	1.87	600,902.13
75	11/25/2009	20,974,296.47	552,086.91	34,663.46	1.87	586,750.37
76	12/25/2009	20,436,232.94	538,063.53	32,684.95	1.87	570,748.48
77	1/25/2010	19,911,838.17	524,394.77	32,908.01	1.87	557,302.78
78	2/25/2010	19,400,766.49	511,071.67	32,063.59	1.87	543,135.26
79	3/25/2010	18,902,680.99	498,085.51	28,217.34	1.87	526,302.84
80	4/25/2010	18,417,253.22	485,427.77	30,438.57	1.87	515,866.33
81	5/25/2010	17,944,163.06	473,090.16	28,700.22	1.87	501,790.38
82	6/25/2010	17,483,098.47	461,064.60	28,895.09	1.87	489,959.68
83	7/25/2010	17,033,755.26	449,343.20	27,244.50	1.87	476,587.70
84	8/25/2010	16,595,836.96	437,918.30	27,429.08	1.87	465,347.38
85	9/25/2010	16,169,054.57	426,782.40	26,723.91	1.87	453,506.30
86	10/25/2010	15,753,126.37	415,928.20	25,196.78	1.87	441,124.98
87	11/25/2010	15,347,777.78	405,348.59	25,366.91	1.87	430,715.50
88	12/25/2010	14,952,741.13	395,036.64	23,916.95	1.87	418,953.60
89	1/25/2011	14,567,755.54	384,985.59	24,078.07	1.87	409,063.66
90	2/25/2011	14,192,566.68	375,188.86	23,458.13	1.87	398,646.99
91	3/25/2011	13,826,926.67	365,640.01	20,642.30	1.87	386,282.31
92	4/25/2011	13,470,593.88	356,332.79	26,730.14	2.25	383,062.93
93	5/25/2011	13,123,332.77	347,261.11	25,201.24	2.25	372,462.34
94	6/25/2011	12,784,913.77	338,419.00	25,369.95	2.25	363,788.96
95	7/25/2011	12,455,113.08	329,800.69	23,918.44	2.25	353,719.13
96	8/25/2011	12,133,712.57	321,400.50	24,078.16	2.25	345,478.66
97	9/25/2011	11,820,499.62	313,212.95	23,456.83	2.25	336,669.78
98	10/25/2011	11,515,266.97	305,232.65	22,114.18	2.25	327,346.84
99	11/25/2011	11,217,812.59	297,454.38	22,261.25	2.25	319,715.63
100	12/25/2011	10,927,939.56	289,873.03	20,986.66	2.25	310,859.69
101	1/25/2012	10,645,455.92	282,483.64	21,125.83	2.25	303,609.47
102	2/25/2012	10,370,174.58	275,281.34	20,579.74	2.25	295,861.08
103	3/25/2012	10,101,913.15	268,261.43	18,754.17	2.25	287,015.60
104	4/25/2012	9,840,493.86	261,419.29	19,528.96	2.25	280,948.25
105	5/25/2012	9,585,743.42	254,750.44	18,409.92	2.25	273,160.36
106	6/25/2012	9,337,492.93	248,250.49	18,531.11	2.25	266,781.60
107	7/25/2012	9,095,577.74	241,915.19	17,468.89	2.25	259,384.08
108	8/25/2012	8,859,837.36	235,740.38	17,583.52	2.25	253,323.90
109	9/25/2012	8,630,115.36	229,722.00	17,127.79	2.25	246,849.78

	110	10/25/2012	8,406,259.27	223,856.10	16,145.51	2.25	240,001.61
	111	11/25/2012	8,188,120.43	218,138.83	16,250.93	2.25	234,389.77
	112	12/25/2012	7,975,553.99	212,566.44	15,318.61	2.25	227,885.05
	113	1/25/2013	7,768,418.71	207,135.28	15,418.30	2.25	222,553.57
	114	2/25/2013	7,566,576.95	201,841.76	15,017.86	2.25	216,859.62
	115	3/25/2013	7,369,894.53	196,682.42	13,212.08	2.25	209,894.51
	116	4/25/2013	7,178,240.66	191,653.87	14,247.44	2.25	205,901.31
	117	5/25/2013	6,991,487.86	186,752.81	13,429.29	2.25	200,182.10
	118	6/25/2013	6,809,511.85	181,976.00	13,515.91	2.25	195,491.91
	119	7/25/2013	6,632,191.53	177,320.33	12,739.46	2.25	190,059.79
	120	8/25/2013	6,459,408.81	172,782.72	12,821.32	2.25	185,604.03
	121	9/25/2013	6,291,048.62	168,360.19	12,487.29	2.25	180,847.48
	122	10/25/2013	6,126,998.78	164,049.84	11,769.50	2.25	175,819.35
	123	11/25/2013	5,967,149.94	159,848.84	11,844.68	2.25	171,693.52
	124	12/25/2013	5,811,395.53	155,754.41	11,163.54	2.25	166,917.95
	125	1/25/2014	5,659,631.66	151,763.87	11,234.56	2.25	162,998.43
	126	2/25/2014	5,511,757.06	147,874.60	10,941.17	2.25	158,815.77
	127	3/25/2014	5,367,673.02	144,084.03	9,624.14	2.25	153,708.17
	128	4/25/2014	5,227,283.34	140,389.68	10,376.76	2.25	150,766.43
	129	5/25/2014	5,090,494.24	136,789.10	9,779.38	2.25	146,568.48
	130	6/25/2014	4,957,214.30	133,279.94	9,840.92	2.25	143,120.86
	131	7/25/2014	4,827,354.42	129,859.88	9,274.12	2.25	139,134.00
	132	8/25/2014	4,700,827.75	126,526.67	9,332.21	2.25	135,858.88
	133	9/25/2014	4,577,549.64	123,278.11	9,087.61	2.25	132,365.72
	134	10/25/2014	4,457,437.57	120,112.07	8,563.83	2.25	128,675.90
	135	11/25/2014	4,340,411.11	117,026.46	8,617.09	2.25	125,643.55
	136	12/25/2014	4,226,391.86	114,019.25	8,120.19	2.25	122,139.43
	137	1/25/2015	4,115,303.41	111,088.45	8,170.44	2.25	119,258.89
	138	2/25/2015	4,007,071.27	108,232.14	7,955.68	2.25	116,187.82
	139	3/25/2015	3,901,622.84	105,448.43	6,996.79	2.25	112,445.22
	140	4/25/2015	3,798,887.35	102,735.49	7,542.60	2.25	110,278.09
	141	5/25/2015	3,558,143.22	240,744.13	7,107.09	2.25	247,851.22
	142	6/25/2015	3,296,627.10	261,516.12	6,878.58	2.25	268,394.70
	143	7/25/2015	3,041,845.52	254,781.57	6,167.44	2.25	260,949.01
	144	8/25/2015	2,793,627.19	248,218.33	5,880.48	2.25	254,098.81
	145	9/25/2015	2,551,805.13	241,822.06	5,400.62	2.25	247,222.69
	146	10/25/2015	2,316,216.58	235,588.55	4,774.00	2.25	240,362.55
	147	11/25/2015	2,086,702.91	229,513.67	4,477.70	2.25	233,991.37
	148	12/25/2015	1,863,109.48	223,593.42	3,903.87	2.25	227,497.30
	149	1/25/2016	1,645,285.60	217,823.89	3,601.75	2.25	221,425.64
	150	2/25/2016	1,433,084.35	212,201.25	3,180.66	2.25	215,381.91
	151	3/25/2016	1,226,362.54	206,721.80	2,591.69	2.25	209,313.50
	152	4/25/2016	1,024,980.62	201,381.92	2,370.80	2.25	203,752.72
	153	5/25/2016	828,802.55	196,178.07	1,917.57	2.25	198,095.64
	154	6/25/2016	637,695.73	191,106.82	1,602.24	2.25	192,709.05
	155	7/25/2016	451,530.93	186,164.80	1,193.02	2.25	187,357.82
	156	8/25/2016	270,182.19	181,348.75	872.90	2.25	182,221.64
	157	9/25/2016	157,263.71	112,918.48	522.31	2.25	113,440.79
	158	10/25/2016	107,917.07	49,346.64	294.21	2.25	49,640.85
	159	11/25/2016	59,826.71	48,090.36	208.62	2.25	48,298.99
	160	12/25/2016	12,961.09	46,865.61	111.93	2.25	46,977.54
	161	1/25/2017	-	12,961.09	25.06	2.25	12,986.15
Total				69,975,000.00	7,632,338.90		77,607,338.90

TERM SHEET
$499,192,000 *(Approximate)*

Asset-Backed Pass-Through Certificates
Series 2003-W1

July 1, 2003

Argent Securities Inc.

Argent Securities Inc.
(Depositor)

Argent Mortgage Company
(Originator)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W1

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained here in may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained here in. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the lead underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY. Notwithstanding anything to the contrary contained in a definitive Private Placement Memorandum or any transaction document, all persons may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the securities described herein, any fact relevant to understanding the federal tax treatment or tax structure of the securities described herein, and all materials of any kind (including opinions or other tax analyses) relating to such federal tax treatment or tax structure.

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information that Morgan Stanley & Co. Incorporated ("Morgan Stanley") considers reliable. Morgan Stanley makes no representation or warranty with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. The information contained here in may be based on certain assumptions regarding market conditions and other matters and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from the information contained here in. Additional information is available upon request. Morgan Stanley and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Morgan Stanley is acting as the lead underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. **NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY**. Notwithstanding anything to the contrary contained in a definitive Private Placement Memorandum or any transaction document, all persons may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the securities described herein, any fact relevant to understanding the federal tax treatment or tax structure of the securities described herein, and all materials of any kind (including opinions or other tax analyses) relating to such federal tax treatment or tax structure.

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W1

TERM SHEET DATED July 1, 2003

Argent Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2003-W1
$499,192,000 *(Approximate)*

Subject to Revision

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P / M / F
A-1	750,808,000	FLOAT			*Not Offered*			AAA / Aaa / AAA
A-2	39,394,000	FLOAT	2.75	09/03-03/11	0	Act/360	Dec 2033	AAA / Aaa / AAA
A-3	[100,000,000]	FLOAT	2.83	09/03-03/11	0	Act/360	Dec 2033	AAA / Aaa / AAA
A-4	[126,050,000]	FLOAT	1.38	09/03-06/06	0	Act/360	Dec 2033	AAA / Aaa / AAA
A-5	[68,353,000]	FLOAT	5.50	06/06-03/11	0	Act/360	Dec 2033	AAA / Aaa / AAA
M-1	69,975,000	FLOAT	5.15	10/06-03/11	0	Act/360	Dec 2033	AA / Aa2 / AA
M-2	44,528,000	FLOAT	5.12	10/06-03/11	0	Act/360	Dec 2033	A / A2 / A
M-3	12,723,000	FLOAT	5.12	09/06-03/11	0	Act/360	Dec 2033	A- / A3 / A-
M-4	12,723,000	FLOAT	5.11	09/06-03/11	0	Act/360	Dec 2033	BBB+ / Baa1 / BBB+
M-5	11,451,000	FLOAT	5.11	09/06-03/11	0	Act/360	Dec 2033	BBB / Baa2 / BBB
M-6	13,995,000	FLOAT	5.03	09/06-03/11	0	Act/360	Dec 2033	BBB- / Baa3 / BBB-
Total	1,250,000,000							

Pricing Speed

Fixed-Rate Mortgage Loans	4% CPR growing to 23% CPR over 12 months
Adjustable-Rate Mortgage Loans	27% CPR

Mortgage Insurance Policy

As of the Statistical Cut-Off Date, approximately 58.70% of the Statistical Mortgage Loans will be covered by a mortgage insurance policy (the "PMI Policy") issued by Mortgage Guaranty Insurance Corporation ("MGIC"). For each of those Mortgage Loans, MGIC provides insurance coverage, subject to certain caveats, down to 60% of the value of the related mortgaged property.

Transaction Overview

Offered Certificates: Approximately $39,394,000 senior floating-rate Class A-2 Certificates, $[100,000,000] senior floating-rate Class A-3 Certificates, approximately $[126,050,000] senior floating-rate Class A-4 Certificates, approximately $[68,353,000] senior floating-rate A-5 Certificates and approximately $165,395,000 mezzanine floating-rate Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (the "Class M Certificates"). The Class A-2 Certificates are back by adjustable-rate and fixed-rate first lien mortgage loans with principal balances that conform to Fannie Mae guidelines ("Group I Mortgage Loans"). The Class A-3, Class A-4, Class A-5 Certificates are backed by adjustable-rate and fixed-rate first lien mortgage loans with principal balances that may or may not conform to Fannie Mae guidelines ("Group II Mortgage Loans"). The Class M Certificates are supported by all of the mortgage loans.

Non-Offered Certificates: Approximately $750,808,000 senior floating-rate Class A-1 Certificates. The Class A-1 Certificates are backed by adjustable-rate and fixed-rate first lien mortgage loans with principal balances that conform to Fannie Mae guidelines ("Group I Mortgage Loans").

Collateral: As of July 1, 2003 ("Statistical Cut-Off Date"), the aggregate outstanding principal balance of all of the Mortgage Loans will be approximately $971,938,968. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will consist of adjustable-rate and fixed-rate mortgage loans totaling approximately $708,117,282 with principal balances that conform to Fannie Mae guidelines and the Group II Mortgage Loans will consist of adjustable-rate and fixed-rate mortgage loans totaling approximately $263,821,686 with principal balances that may or may not conform to Fannie Mae guidelines. In addition, on the Closing Date, the Trustee will deposit approximately $300,325,663 from the sale proceeds of the Certificates into the Group I Pre-Funding Account and Group II Pre-Funding Account (collectively, the "Pre-Funding Accounts").

Pre-Funding Accounts: The amount on deposit in the Pre-Funding Accounts will be reduced by the amount used to purchase additional fixed-rate and adjustable-rate Mortgage Loans (the "Subsequent Mortgage Loans") during the period from the Closing Date up to and including November 5, 2003 (the "Funding Period"). Any amounts remaining in the Pre-Funding Accounts after November 5, 2003 will be distributed on the next distribution date to the holders of the related Class A Certificates.

Transaction Overview (Cont.)

Primary Mortgage Insurance Policy:	As of the Statistical Cut-off Date, approximately 58.70% of the Mortgage Loans will be covered by a mortgage insurance policy (the "PMI Policy") issued by Mortgage Guaranty Insurance Corporation ("MGIC"). For each of those Mortgage Loans, MGIC provides insurance coverage, subject to certain carveouts, down to 60% of the value of the related mortgaged property.
Class A Certificates:	Class A-1, Class A-2, Class A-3, Class A-4, and Class A-5 Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates.
Class A Sequential Certificates:	Class A-4 and Class A-5 Certificates.
Depositor:	Argent Securities Inc.
Mortgage Insurance Provider:	Mortgage Guaranty Insurance Corporation
Originator:	Argent Mortgage Company
Master Servicer:	Ameriquest Mortgage Company
Trustee:	[Wells Fargo Bank Minnesota, NA]
Co-Lead Underwriters:	Morgan Stanley & Co. Incorporated and Banc of America Securities LLC
Co-Manager:	Citigroup Global Markets Inc., Deutsche Bank Securities, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Warburg LLC
Cut-off Date:	Close of business on the later of August 1, 2003 and the origination of such Mortgage Loans.
Statistical Cut-Off Date:	July 1, 2003
Expected Pricing:	July [3], 2003
Expected Closing Date:	August 5, 2003
Record Date:	The business day immediately preceding the Distribution Date.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in September 2003.

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W1

Determination Date:	The Determination Date with respect to any Distribution Date is the 10th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period for the first Distribution Date will be from the Cut-off Date up to and including September 10th, and with respect to all other Distribution Dates, commencing on the day after the Determination Date in the month prior to the month in which such Distribution Date occurs and ending on the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Period:	For any Distribution Date will be the actual number of days (based on a 360-day year) included in the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date. The Certificates will initially settle flat (no accrued interest).
Administrative Fees:	The Servicing Fee calculated at the Servicing Fee Rate of 0.500% per annum, and the Trustee Fee calculated at the Trustee Fee Rate of [0.002]% per annum. The Servicing Fee will be paid monthly on the stated principal balance of the Mortgage Loans and the Trustee Fee will be paid monthly on the stated principal balance of the Mortgage Loans plus amounts on deposit in the Pre-Funding Accounts.
Expense Adjusted Net Mortgage Rates:	The per annum rate equal to the weighted average of the mortgage rate of each Mortgage Loan minus (a) the Trustee Fee Rate, (b) the Servicing Fee Rate and (c) the Mortgage Insurance Fee Rate, if applicable.
Adjusted Net Maximum Mortgage Rates:	The per annum rate equal to the weighted average of the maximum mortgage rate of each Mortgage Loan (or the mortgage rate for such fixed-rate mortgages loan) minus (a) the Trustee Fee Rate, (b) the Servicing Fee Rate and (c) the Mortgage Insurance Fee Rate, if applicable.

Optional Termination: The Master Servicer, at its option, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date. If the Master Servicer fails to exercise its option, the NIMs Insurer, if any, may exercise that option.

Optional Termination Date: The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date plus the amounts on deposit in the Pre-Funding Accounts as of the Closing Date.

Monthly Master Servicer Advances: The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans (net of the Servicing Fee) to the extent such amounts are deemed recoverable from future payments on the Mortgage Loans. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement. The Master Servicer will *NOT* be obligated to compensate Certificateholders for any interest shortfalls resulting from the application of the Soldiers and Sailors Civil Relief Act of 1940.

Credit Enhancement:
1) Net Monthly Excess Cashflow
2) Overcollateralization ("OC")
3) Subordination
4) PMI Policy

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 1.75% of the aggregate principal balance of the Mortgage Loans, as of the Cut-Off Date, plus the amounts on deposit in the Pre-Funding Accounts as of the Closing Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 3.50% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (y) approximately $6,361,323 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier to occur of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero

and (ii) the later to occur of (A) the Distribution Date in September 2006 and (B) the date that the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distributions of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 29.50%.

Credit Enhancement Percentage:

The Credit Enhancement Percentage for the Class A Certificates and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the Class M Certificates and the OC by (y) the aggregate principal balance of the Mortgage Loans (including prefunded amounts), calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	(S&P /Moody's / Fitch)	Initial CE%	CE% On/After Stepdown Date
A	AAA / Aaa / AAA	14.75%	29.50%
M-1	AA / Aa2 / AA	9.25%	18.50%
M-2	A / A2 / A	5.75%	11.50%
M-3	A- / A3 / A-	4.75%	9.50%
M-4	BBB+ / Baa1 / BBB+	3.75%	7.50%
M-5	BBB / Baa2 / BBB	2.85%	5.70%
M-6	BBB- / Baa3 / BBB-	1.75%	3.50%

Net WAC Rate Cap:

Class A Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans in the case of the Class A-1 Certificates and Class A-2 Certificates, the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans in the case of the Class A-3 Certificates, Class A-4 Certificates, and Class A-5 Certificates subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class M Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans and the Group II Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal amount of the related Class A Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Maximum Cap Rate:

Class A Certificates: The per annum rate equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans in the case of the Class A-1 Certificates and Class A-2 Certificates, the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans in the case of the Class A-3 Certificates, Class A-4 Certificates and Class A-5 Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class M Certificates: The per annum rate equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans and the Group II Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal amount of the related Class A Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Net WAC Rate Carryover Amount:

If on any distribution date, the pass-through rate for a class of the Class A or Class M Certificates is based on the related Net WAC Rate, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable pass-through rate not been subject to the Net WAC Rate, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Basis Risk Shortfall:

Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable and each adjustable-rate Mortgage Loan will adjust based on six-month LIBOR after an initial period of two or three years following the date of origination and the pass-through rates on the Class A Certificates and Class M Certificates are based on one-month LIBOR, the application of the related Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those Certificates in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by interim caps. If basis risk interest shortfalls occur, they will be carried forward (a "Net WAC Rate Carryover Amount") and will be paid from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period.

Both the Offered and Non-Offered Certificates will benefit from an interest rate cap pledged to the trust to mitigate their Basis Risk Shortfalls. The notional schedule for the interest rate caps are available at the end of the term sheet.

Offered Certificates Interest Rate Cap:

Beginning the first Distribution Date, and for a period of 41 months thereafter, the Offered Certificates Interest Rate Cap will be pledged for the benefit of the Class A-2, A-3, A-4, A-5 and Class M Certificates.

For the first 24 months if the 1-month LIBOR rate exceeds 5.50%, the Offered Certificates Interest Rate Cap pays the Trust the product of (i) the difference between the then current 1-month LIBOR rate and 5.50% up to a maximum of 350 bps and (ii) the Offered Certificates Interest Rate Cap Notional Balance as described herein. For the next 6 months if the 1-month LIBOR rate exceeds 6.75%, the Offered Certificates Interest Rate Cap pays the Trust the product of (i) the difference between the then current 1-month LIBOR rate and 6.75% up to a maximum of 225 bps and (ii) the Offered Certificates Interest Rate Cap Notional Balance as described herein. For the next 12 months if the 1-month LIBOR rate exceeds 7.75%, the Offered Certificates Interest Rate Cap pays the Trust the product of (i) the difference between the then current 1-month LIBOR rate and 7.75% up to a maximum of 125 bps and (ii) the Offered Certificates Interest Rat e Cap Notional Balance as described herein.

Interest Carry Forward Amount:

For each class of Offered Certificates, on any distribution date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior distribution date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior distribution date, over (b) the amount actually distributed to such class with respect to interest on such prior distribution date and (ii) interest on such excess at the Pass-Through Rate for such class.

Allocation of Losses:

Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class M-6 Certificates, fourth, to the Class M-5 Certificates, fifth, to the Class M-4 Certificates, sixth, to the Class M-3 Certificates, seventh, to the Class M-2 Certificates and eighth, to the Class M-1 Certificates and ninth in the case of the Group 1 Mortgage Loans, only to the Class A-2 Certificates. There will be no allocation of realized losses to the Class A-1 Certificates, Class A-3, Class A-4, Class A-5 or the Class P Certificates. Investors in the Class A-1, A-3, A-4, and the A-5 Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the such Certificates all principal and interest amounts to which they are then entitled.

Once Realized Losses are allocated to the Class A-2 or the Class M Certificates, such Realized Losses will not be reinstated thereafter. However, the amount of any Realized Losses allocated to the Class A-2 or the Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow, to the extent available.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer, the Trustee, or the Mortgage Insurance Provider, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

Class A Principal Distribution Amount: Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the Certificate Principal Balance of the Class A Certificates has been reduced to zero. After the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that *each* of the Class A Certificates will maintain a 29.50% Credit Enhancement Percentage (2x the original Class A Credit Enhancement Percentage).

The Class A-1 and Class A-2 Certificates will be supported primarily from collections on the Group I Mortgage Loans and the Class A-3, A-4 and A-5 Certificates will be supported primarily from collections on the Group II Mortgage Loans.

Any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount will be distributed to the holders of the Class A-1/Class A-2 Certificates and the Class A-3/Class A-4/Class A-5 Certificates based on the related Class A-1/Class A-2 and Class A-3/Class A-4/ Class A-5 principal allocation percentages (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class A-1 and Class A-2 Certificates) or the principal

remittance amount for the Group II Mortgage Loans (in the case of the Class A-3, Class A-4, and Class A-5 Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date. All cashflows allocated to the A-1 and A-2 Certificates will be paid pro-rata. All cashflows allocated to the A-3, and A-4 and A-5 Certificates will be paid pro-rata to the A-3 and Class A Sequential Certificates. All cashflows allocated to the Class A Sequential Certificates will be paid sequentially to the Class A-4 and Class A-5 Certificates

Notwithstanding the foregoing, if the Certificate Principal Balance of any class of Class A Certificates is reduced to zero, then the remaining amount of principal distributions distributable to the holders of the Class A Certificates on such Distribution Date, and the amount of principal distributions distributable to the holders of the Class A Certificates on subsequent Distribution Dates, will be distributed to the holders of the class of Class A Certificates remaining outstanding, until the Certificate Principal Balance of such class of Class A Certificates remaining outstanding has been reduced to zero.

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid on the Class M Certificates, first on the Class M-1 Certificates until it reaches a 18.50% Credit Enhancement Percentage (based on 2x the Class M-1 Initial Credit Enhancement Percentage), then on the Class M-2 Certificates until it reaches a 11.50% Credit Enhancement Percentage (based on 2x the Class M-2 Initial Credit Enhancement Percentage), then to the Class M-3 Certificates, until it reaches a 9.50% Credit Enhancement Percentage (based on 2x the Class M-3 Initial Credit Enhancement Percentage), then on the Class M-4 Certificates, until it reaches a 7.50% Credit Enhancement Percentage (based on 2x the Class M-4 Initial Credit Enhancement Percentage), then on the Class M-5 Certificates, until it reaches a 5.70% Credit Enhancement Percentage (based on 2x the Class M-5 Initial Credit Enhancement Percentage) and then on the Class M-6 Certificates, until it reaches a 3.50% Credit Enhancement Percentage (based on 2x the Class M-6 Initial Credit Enhancement Percentage). If a Trigger Event occurs, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Coupon Step-up: After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the coupons on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
A	2 * Margin
M	1.5 * Margin

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 16.00%.

Cumulative Loss Test: The aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
September 2006 through August 2007	2.50%
September 2007 through August 2008	4.00%
September 2008 through August 2009	5.25%
September 2009 through August 2010	5.75%
September 2010 and thereafter	5.80%

Payment Priority: On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

1. To pay interest on the Class A Certificates, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.
2. To pay principal on the Class A and Class M Certificates, in accordance with the principal payment provisions described above.
3. From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to

receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.

4. From Net Monthly Excess Cashflow, if any, to pay the Interest Carry Forward Amounts and any allocated realized loss amounts on the Class A-2 Certificates and the Class M Certificates, sequentially.
5. From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described in 1 above, after taking into account any amounts received under the interest rate cap.
6. To pay any remaining amount to the Class CE and Class R Certificates in accordance with the Pooling and Servicing Agreement.

Source for Calculation of One-Month LIBOR: Telerate page 3750.

ERISA: Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.

SMMEA: Once the balance on deposit in the Pre-Funding Accounts has been reduced to zero, the Class A and Class M-1 Certificates are expected to constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). Other classes will not be SMMEA eligible.

Taxation – REMIC: The Trust will be established as one or more REMICs for federal income tax purposes.

Ratings:

Class	Ratings (S&P / Moody's / Fitch)
A	AAA / Aaa / AAA
M-1	AA / Aa2 / AA
M-2	A / A2 / A
M-3	A- / A3 / A-
M-4	BBB+ / Baa1 / BBB+
M-5	BBB / Baa2 / BBB
M-6	BBB- / Baa3 / BBB-

Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W1

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on the Statistical Calculation Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	5,272		
Aggregate Current Principal Balance:	$971,938,968		
Average Current Principal Balance:	$184,359		$59,947 – $549,600
Aggregate Original Principal Balance:	$972,574,447		
Average Original Principal Balance:	$184,479		$60,000 – $549,900
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.447%		4.900% – 12.280%
Wtd. Avg. Original Term (months):	356		180 – 360
Wtd. Avg. Remaining Term (months):	356		177 – 360
Margin (ARM Loans Only):	6.406%		4.500% – 7.125%
Maximum Interest Rate (ARM Loans Only):	13.653%		10.900% – 18.280%
Minimum Interest Rate (ARM Loans Only):	7.653%		4.900% – 12.280%
Wtd. Avg. Original LTV:	83.33%		16.96% – 95.00%
Loans with PMI Coverage:	58.70%		
Wtd. Avg. Borrower FICO:	612		500 – 802
Geographic Distribution (Top 5):	CA	34.66%	
	NY	10.74%	
	FL	9.63%	
	IL	6.06%	
	NJ	3.91%	

Morgan Stanley

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed - 15 Year	84	11,622,378	1.20
Fixed - 20 Year	54	9,043,060	0.93
Fixed - 30 Year	1,308	248,065,526	25.52
ARM - 2 Year/6 Month	3,545	647,335,892	66.60
ARM - 3 Year/6 Month	281	55,872,111	5.75
Total:	**5,272**	**971,938,968**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	1,102	88,325,671.00	9.08
100,000.01 - 150,000.00	1,259	156,985,137.00	16.14
150,000.01 - 200,000.00	995	173,074,168.00	17.80
200,000.01 - 250,000.00	789	176,481,374.00	18.15
250,000.01 - 300,000.00	463	126,948,884.00	13.05
300,000.01 - 350,000.00	276	88,724,538.00	9.12
350,000.01 - 400,000.00	186	69,796,174.00	7.18
400,000.01 - 450,000.00	101	43,058,398.00	4.43
450,000.01 - 500,000.00	95	46,022,703.00	4.73
500,000.01 - 550,000.00	6	3,157,400.00	0.32
Total:	**5,272**	**972,574,447.00**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
50,001 - 75,000	425	28,731,056	2.96
75,001 - 100,000	677	59,546,459	6.13
100,001 - 125,000	640	71,913,069	7.40
125,001 - 150,000	621	85,283,082	8.77
150,001 - 175,000	526	85,430,874	8.79
175,001 - 200,000	467	87,234,971	8.98
200,001 - 225,000	447	95,163,291	9.79
225,001 - 250,000	342	81,200,558	8.35
250,001 - 275,000	246	64,299,117	6.62
275,001 - 300,000	218	62,860,508	6.47
300,001 - 325,000	170	53,093,463	5.46
325,001 - 350,000	105	35,269,603	3.63
350,001 - 375,000	95	34,502,291	3.55
375,001 - 400,000	91	35,243,151	3.63
400,001 - 425,000	47	19,405,711	2.00
425,001 - 450,000	54	23,617,180	2.43
450,001 - 475,000	28	12,908,176	1.33
475,001 - 500,000	67	33,082,447	3.40
500,001 - 750,000	6	3,153,961	0.32
Total:	**5,272**	**971,938,968**	**100.00**

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W1

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Term

Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
169 - 180	90	12,161,576	1.25
229 - 240	72	11,285,997	1.16
349 - 360	5,110	948,491,395	97.59
Total:	**5,272**	**971,938,968**	**100.00**

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.000 - 4.999	2	690,000	0.07
5.000 - 5.999	225	56,223,073	5.78
6.000 - 6.999	1,490	314,531,583	32.36
7.000 - 7.999	1,814	335,992,130	34.57
8.000 - 8.999	1,244	197,315,231	20.30
9.000 - 9.999	406	54,210,944	5.58
10.000 - 10.999	58	8,317,114	0.86
11.000 - 11.999	25	3,981,742	0.41
12.000 - 12.999	8	677,152	0.07
Total:	**5,272**	**971,938,968**	**100.00**

ARGENT
MORTGAGE COMPANY LLC

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W1

DESCRIPTION OF THE TOTAL COLLATERAL

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
15.01 - 20.00	1	66,945	0.01
20.01 - 25.00	3	204,600	0.02
25.01 - 30.00	10	935,675	0.10
30.01 - 35.00	14	1,554,135	0.16
35.01 - 40.00	31	3,855,256	0.4
40.01 - 45.00	30	4,209,704	0.43
45.01 - 50.00	51	6,651,457	0.68
50.01 - 55.00	64	12,599,130	1.30
55.01 - 60.00	108	20,836,741	2.14
60.01 - 65.00	187	33,752,676	3.47
65.01 - 70.00	226	39,172,526	4.03
70.01 - 75.00	376	72,113,420	7.42
75.01 - 80.00	807	156,219,028	16.07
80.01 - 85.00	728	135,933,135	13.99
85.01 - 90.00	1,625	289,041,532	29.74
90.01 - 95.00	1,011	194,793,009	20.04
Total:	**5,272**	**971,938,968**	**100.00**

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W1

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 524	211	37,098,430	3.82
525 - 549	361	61,634,825	6.34
550 - 574	992	168,924,324	17.38
575 - 599	674	120,023,448	12.35
600 - 624	1,057	196,912,495	20.26
625 - 649	848	163,473,617	16.82
650 - 674	558	111,086,599	11.43
675 - 699	273	52,448,897	5.40
700 - 724	152	28,701,823	2.95
725 - 749	82	17,604,930	1.81
750 - 774	39	8,473,520	0.87
775 - 799	22	5,268,016	0.54
800 +	3	288,045	0.03
Total:	**5,272**	**971,938,968**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	1,422	336,851,676	34.66
New York	419	104,372,053	10.74
Florida	662	93,626,562	9.63
Illinois	344	58,900,102	6.06
New Jersey	184	37,977,637	3.91
Massachusetts	139	32,149,044	3.31
Arizona	220	27,054,062	2.78
Washington	129	25,436,098	2.62
Minnesota	140	23,345,831	2.40
Colorado	103	20,921,515	2.15
Texas	149	20,331,383	2.09
Nevada	113	19,791,717	2.04
Ohio	161	15,788,241	1.62
Michigan	126	15,077,703	1.55
Maryland	76	14,281,381	1.47
Other	885	126,033,964	12.97
Total:	**5,272**	**971,938,968**	**100.00**

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	4,814	907,901,216	93.41
Non-Owner Occupied	418	57,037,876	5.87
Second Home	40	6,999,876	0.72
Total:	**5,272**	**971,938,968**	**100.00**

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W1

DESCRIPTION OF THE TOTAL COLLATERAL

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	3,505	629,518,658	64.77
Stated Documentation	1,588	303,953,986	31.27
Limited	179	38,466,324	3.96
Total:	**5,272**	**971,938,968**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Cashout	2,622	486,237,987	50.03
Refinance - Rate Term	1,359	258,733,797	26.62
Purchase	1,291	226,967,184	23.35
Total:	**5,272**	**971,938,968**	**100.00**

ARGENT MORTGAGE COMPANY LLC

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W1

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1	3,548	648,724,932	66.75
2	517	98,329,317	10.12
3	464	80,435,664	8.28
4	303	53,434,937	5.50
5	156	33,604,949	3.46
6	45	6,839,739	0.70
A	170	35,802,579	3.68
A-	15	3,201,067	0.33
B	10	1,918,050	0.20
C	17	3,406,979	0.35
C-	27	6,240,754	0.64
Total:	**5,272**	**971,938,968**	**100.00**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	4,091	744,325,264	76.58
2-4 Family	440	92,977,789	9.57
Planned Unit Development	352	74,698,448	7.69
Condominium	360	56,703,664	5.83
Mobile Home	29	3,233,803	0.33
Total:	**5,272**	**971,938,968**	**100.00**

ARGENT
MORTGAGE COMPANY LLC

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W1

DESCRIPTION OF THE TOTAL COLLATERAL

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	920	175,841,627	18.09
12	370	81,721,248	8.41
24	2,775	490,215,607	50.44
36	1,207	224,160,486	23.06
Total:	**5,272**	**971,938,968**	**100.00**

Conforming Balance

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Non-Conforming Balance	470	186,977,986	19.24
Conforming Balance	4,802	784,960,982	80.76
Total:	**5,272**	**971,938,968**	**100.00**

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W1

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on the Statistical Calculation Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	4,262		
Aggregate Current Principal Balance:	$708,117,282		
Average Current Principal Balance:	$166,147		$59,947 – $499,000
Aggregate Original Principal Balance:	$708,562,579		
Average Original Principal Balance:	$166,251		$60,000 – $500,000
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.422%		5.100% – 10.700%
Wtd. Avg. Original Term (months):	356		180 – 360
Wtd. Avg. Remaining Term (months):	355		177 – 360
Margin (ARM Loans Only):	6.400%		4.500% – 7.125%
Maximum Interest Rate (ARM Loans Only):	13.644%		11.100% – 16.700%
Minimum Interest Rate (ARM Loans Only):	7.644%		5.100% – 10.700%
Wtd. Avg. Original LTV:	83.80%		16.96% – 95.00%
Loans with PMI Coverage:	61.86%		
Wtd. Avg. Borrower FICO:	612		500 – 802
Geographic Distribution (Top 5):	CA	30.82%	
	FL	10.81%	
	NY	10.66%	
	IL	6.03%	
	NJ	3.97%	

Argent Mortgage Company LLC

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W1

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed - 15 Year	64	9,048,935	1.28
Fixed - 20 Year	40	6,232,526	0.88
Fixed - 30 Year	888	161,009,419	22.74
ARM - 2 Year/6 Month	3,026	489,365,750	69.11
ARM - 3 Year/6 Month	244	42,460,652	6.00
Total:	**4,262**	**708,117,282**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	905	72,985,537.00	10.30
100,000.01 - 150,000.00	1,113	138,717,742.00	19.58
150,000.01 - 200,000.00	910	158,424,326.00	22.36
200,000.01 - 250,000.00	728	162,820,446.00	22.98
250,000.01 - 300,000.00	428	117,342,684.00	16.56
300,000.01 - 350,000.00	146	45,565,570.00	6.43
350,000.01 - 400,000.00	20	7,449,274.00	1.05
400,000.01 - 450,000.00	8	3,331,500.00	0.47
450,000.01 - 500,000.00	4	1,925,500.00	0.27
Total:	**4,262**	**708,562,579.00**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
50,001 - 75,000	329	22,284,939	3.15
75,001 - 100,000	576	50,660,473	7.15
100,001 - 125,000	569	63,957,447	9.03
125,001 - 150,000	546	74,980,568	10.59
150,001 - 175,000	476	77,353,682	10.92
175,001 - 200,000	432	80,671,789	11.39
200,001 - 225,000	413	87,935,873	12.42
225,001 - 250,000	315	74,776,420	10.56
250,001 - 275,000	228	59,624,901	8.42
275,001 - 300,000	201	57,937,383	8.18
300,001 - 325,000	136	42,187,991	5.96
325,001 - 350,000	9	3,044,674	0.43
350,001 - 375,000	12	4,357,140	0.62
375,001 - 400,000	8	3,089,937	0.44
400,001 - 425,000	5	2,037,420	0.29
425,001 - 450,000	3	1,292,714	0.18
450,001 - 475,000	2	926,109	0.13
475,001 - 500,000	2	997,823	0.14
Total:	**4,262**	**708,117,282**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
169 – 180	70	9,588,134	1.35
229 – 240	57	8,393,077	1.19
349 – 360	4,135	690,136,072	97.46
Total:	**4,262**	**708,117,282**	**100.00**

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 - 5.999	99	19,864,987	2.81
6.000 - 6.999	1,311	242,928,921	34.31
7.000 - 7.999	1,564	261,503,159	36.93
8.000 - 8.999	1,027	150,446,292	21.25
9.000 - 9.999	259	33,044,550	4.67
10.000 - 10.999	2	329,373	0.05
Total:	**4,262**	**708,117,282**	**100.00**

ARGENT
MORTGAGE COMPANY LLC

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W1

DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin %

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 5.000	89	14,331,366	2.69
5.001 - 5.500	134	26,506,489	4.98
5.501 - 6.000	1	225,000	0.04
6.001 - 6.500	3,027	487,057,753	91.58
6.501 - 7.000	5	962,179	0.18
7.001 - 7.500	14	2,743,616	0.52
Total:	**3,270**	**531,826,402**	**100.00**

Next Rate Adjustment

Month/Year Of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Jan-05	1	120,367	0.02
Feb-05	2	488,248	0.09
Mar-05	35	6,632,144	1.25
Apr-05	48	9,002,482	1.69
May-05	60	9,411,001	1.77
Jun-05	1,892	312,845,516	58.82
Jul-05	988	150,865,993	28.37
May-06	5	1,069,423	0.20
Jun-06	160	28,171,439	5.30
Jul-06	79	13,219,789	2.49
Total:	**3,270**	**531,826,402**	**100.00**

MorganStanley

ARGENT MORTGAGE COMPANY LLC

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W1

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Rate %

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 15.000	3,020	499,725,044	93.96
15.001 - 15.500	227	29,049,127	5.46
15.501 - 16.000	21	2,722,858	0.51
16.001 - 16.500	1	121,452	0.02
16.501 - 17.000	1	207,921	0.04
Total:	**3,270**	**531,826,402**	**100.00**

Minimum Rate %

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 7.500	1,290	234,972,360	44.18
7.501 - 8.000	735	119,928,889	22.55
8.001 - 8.500	522	77,357,288	14.55
8.501 - 9.000	473	67,466,507	12.69
9.001 - 9.500	227	29,049,127	5.46
9.501 - 10.000	21	2,722,858	0.51
10.001 - 10.500	1	121,452	0.02
10.501 - 11.000	1	207,921	0.04
Total:	**3,270**	**531,826,402**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Initial Periodic Cap %

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2	3,182	516,717,331	97.16
3	88	15,109,071	2.84
Total:	**3,270**	**531,826,402**	**100.00**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
15.01 - 20.00	1	66,945	0.01
20.01 - 25.00	1	77,000	0.01
25.01 - 30.00	6	426,227	0.06
30.01 - 35.00	10	1,284,200	0.18
35.01 - 40.00	21	2,505,797	0.35
40.01 - 45.00	25	3,347,055	0.47
45.01 - 50.00	46	6,009,176	0.85
50.01 - 55.00	49	7,977,050	1.13
55.01 - 60.00	67	11,660,720	1.65
60.01 - 65.00	147	24,505,002	3.46
65.01 - 70.00	171	28,288,453	3.99
70.01 - 75.00	279	46,661,780	6.59
75.01 - 80.00	625	107,532,672	15.19
80.01 - 85.00	580	99,337,994	14.03
85.01 - 90.00	1,358	218,315,913	30.83
90.01 - 95.00	876	150,121,298	21.20
Total:	**4,262**	**708,117,282**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 524	153	24,521,623	3.46
525 - 549	257	40,390,406	5.70
550 - 574	785	123,566,600	17.45
575 - 599	558	90,517,879	12.78
600 - 624	900	150,731,796	21.29
625 - 649	704	120,420,773	17.01
650 - 674	443	77,619,822	10.96
675 - 699	222	38,181,629	5.39
700 - 724	128	21,287,553	3.01
725 - 749	62	11,528,913	1.63
750 - 774	29	5,434,099	0.77
775 - 799	18	3,628,144	0.51
800 +	3	288,045	0.04
Total:	**4,262**	**708,117,282**	**100.00**

Argent Mortgage Company LLC

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W1

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	1,075	218,213,232	30.82
Florida	565	76,516,866	10.81
New York	328	75,518,441	10.66
Illinois	274	42,705,490	6.03
New Jersey	147	28,097,790	3.97
Massachusetts	116	24,847,200	3.51
Arizona	197	23,434,148	3.31
Minnesota	129	21,730,895	3.07
Washington	107	18,468,366	2.61
Nevada	100	16,317,427	2.30
Colorado	86	15,269,398	2.16
Ohio	141	14,073,057	1.99
Texas	103	11,988,613	1.69
Michigan	96	11,573,134	1.63
Utah	71	10,231,096	1.44
Other	727	99,132,131	14.00
Total:	**4,262**	**708,117,282**	**100.00**

MorganStanley

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	3,899	658,446,985	92.99
Non-Owner Occupied	332	45,017,588	6.36
Second Home	31	4,652,709	0.66
Total:	**4,262**	**708,117,282**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	2,877	468,141,494	66.11
Stated Documentation	1,248	215,745,827	30.47
Limited	137	24,229,961	3.42
Total:	**4,262**	**708,117,282**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Cashout	2,111	355,038,614	50.14
Refinance - Rate Term	1,066	181,196,341	25.59
Purchase	1,085	171,882,328	24.27
Total:	**4,262**	**708,117,282**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Credit Grade Combined

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1	2,923	480,308,079	67.83
2	403	66,835,003	9.44
3	387	63,281,388	8.94
4	239	39,173,764	5.53
5	106	18,730,781	2.65
6	7	1,224,770	0.17
A	150	29,242,514	4.13
A-	13	2,827,519	0.40
B	7	1,090,577	0.15
C	12	2,230,118	0.31
C-	15	3,172,770	0.45
Total:	**4,262**	**708,117,282**	**100.00**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	3,300	535,478,209	75.62
2-4 Family	358	75,190,670	10.62
Planned Unit Development	272	49,437,196	6.98
Condominium	308	45,168,409	6.38
Mobile Home	24	2,842,798	0.40
Total:	**4,262**	**708,117,282**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	685	122,112,989	17.24
12	280	55,122,273	7.78
24	2,365	372,904,491	52.66
36	932	157,977,528	22.31
Total:	**4,262**	**708,117,282**	**100.00**

Conforming Balance

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming Balance	4,262	708,117,282	100.00
Total:	**4,262**	**708,117,282**	**100.00**

ARGENT
MORTGAGE COMPANY LLC

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W1

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on the Statistical Calculation Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	1,010		
Aggregate Current Principal Balance:	$263,821,686		
Average Current Principal Balance:	$261,210		$59,958 – $549,600
Aggregate Original Principal Balance:	$264,011,868		
Average Original Principal Balance:	$261,398		$60,000 – $549,900
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.513%		4.900% – 12.280%
Wtd. Avg. Original Term (months):	357		180 – 360
Wtd. Avg. Remaining Term (months):	356		179 – 360
Margin (ARM Loans Only):	6.424%		4.500% – 7.125%
Maximum Interest Rate (ARM Loans Only):	13.678%		10.900% – 18.280%
Minimum Interest Rate (ARM Loans Only):	7.678%		4.900% – 12.280%
Wtd. Avg. Original LTV:	82.06%		22.11% – 95.00%
Loans with PMI Coverage:	52.20%		
Wtd. Avg. Borrower FICO:	612		500 – 787
Geographic Distribution (Top 5):	CA	44.97%	
	NY	10.94%	
	FL	6.49%	
	IL	6.14%	
	NJ	3.74%	

MorganStanley

ARGENT
MORTGAGE COMPANY LLC

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W1

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed - 15 Year	20	2,573,442	0.98
Fixed - 20 Year	14	2,810,534	1.07
Fixed - 30 Year	420	87,056,107	33.00
ARM - 2 Year/6 Month	519	157,970,142	59.88
ARM - 3 Year/6 Month	37	13,411,460	5.08
Total:	**1,010**	**263,821,686**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	197	15,340,134.00	5.81
100,000.01 - 150,000.00	146	18,267,395.00	6.92
150,000.01 - 200,000.00	85	14,649,842.00	5.55
200,000.01 - 250,000.00	61	13,660,928.00	5.17
250,000.01 - 300,000.00	35	9,606,200.00	3.64
300,000.01 - 350,000.00	130	43,158,968.00	16.35
350,000.01 - 400,000.00	166	62,346,900.00	23.62
400,000.01 - 450,000.00	93	39,726,898.00	15.05
450,000.01 - 500,000.00	91	44,097,203.00	16.70
500,000.01 - 550,000.00	6	3,157,400.00	1.20
Total:	**1,010**	**264,011,868.00**	**100.00**

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W1

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
50,001 - 75,000	96	6,446,117	2.44
75,001 - 100,000	101	8,885,986	3.37
100,001 - 125,000	71	7,955,622	3.02
125,001 - 150,000	75	10,302,515	3.91
150,001 - 175,000	50	8,077,191	3.06
175,001 - 200,000	35	6,563,182	2.49
200,001 - 225,000	34	7,227,418	2.74
225,001 - 250,000	27	6,424,138	2.44
250,001 - 275,000	18	4,674,216	1.77
275,001 - 300,000	17	4,923,125	1.87
300,001 - 325,000	34	10,905,472	4.13
325,001 - 350,000	96	32,224,929	12.21
350,001 - 375,000	83	30,145,151	11.43
375,001 - 400,000	83	32,153,214	12.19
400,001 - 425,000	42	17,368,291	6.58
425,001 - 450,000	51	22,324,467	8.46
450,001 - 475,000	26	11,982,067	4.54
475,001 - 500,000	65	32,084,624	12.16
500,001 - 750,000	6	3,153,961	1.20
Total:	**1,010**	**263,821,686**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
169 - 180	20	2,573,442	0.98
229 - 240	15	2,892,920	1.10
349 - 360	975	258,355,323	97.93
Total:	**1,010**	**263,821,686**	**100.00**

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.000 - 4.999	2	690,000	0.26
5.000 - 5.999	126	36,358,086	13.78
6.000 - 6.999	179	71,602,662	27.14
7.000 - 7.999	250	74,488,971	28.23
8.000 - 8.999	217	46,868,939	17.77
9.000 - 9.999	147	21,166,394	8.02
10.000 - 10.999	56	7,987,742	3.03
11.000 - 11.999	25	3,981,742	1.51
12.000 - 12.999	8	677,152	0.26
Total:	**1,010**	**263,821,686**	**100.00**

ARGENT
MORTGAGE COMPANY LLC

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W1

DESCRIPTION OF THE GROUP II COLLATERAL

Gross Margin %

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 5.000	11	3,728,031	2.18
5.001 - 5.500	22	6,990,101	4.08
6.001 - 6.500	513	158,428,900	92.44
6.501 - 7.000	1	79,165	0.05
7.001 - 7.500	9	2,155,405	1.26
Total:	**556**	**171,381,602**	**100.00**

Next Rate Adjustment

Month/Year Of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Jan-05	1	443,465	0.26
Feb-05	2	584,433	0.34
Mar-05	9	2,582,168	1.51
Apr-05	8	2,214,999	1.29
May-05	11	3,909,412	2.28
Jun-05	370	117,977,884	68.84
Jul-05	118	30,257,782	17.66
Jun-06	31	11,180,860	6.52
Jul-06	6	2,230,600	1.30
Total:	**556**	**171,381,602**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Rate %

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 15.000	384	145,097,809	84.66
15.001 - 15.500	12	3,029,398	1.77
15.501 - 16.000	86	12,401,490	7.24
16.001 - 16.500	34	5,106,645	2.98
16.501 - 17.000	9	1,362,223	0.79
17.001 - 17.500	11	2,071,650	1.21
17.501 - 18.000	14	1,785,235	1.04
18.001 - 18.500	6	527,152	0.31
Total:	**556**	**171,381,602**	**100.00**

Minimum Rate %

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 7.500	230	91,451,484	53.36
7.501 - 8.000	66	25,163,363	14.68
8.001 - 8.500	62	19,878,573	11.6
8.501 - 9.000	26	8,604,390	5.02
9.001 - 9.500	12	3,029,398	1.77
9.501 - 10.000	86	12,401,490	7.24
10.001 - 10.500	34	5,106,645	2.98
10.501 - 11.000	9	1,362,223	0.79
11.001 - 11.500	11	2,071,650	1.21
11.501 - 12.000	14	1,785,235	1.04
12.001 - 12.500	6	527,152	0.31
Total:	**556**	**171,381,602**	**100.00**

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W1

DESCRIPTION OF THE GROUP II COLLATERAL

Initial Periodic Cap %

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2	556	171,381,602	100.00
Total:	**556**	**171,381,602**	**100.00**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
20.01 - 25.00	2	127,600	0.05
25.01 - 30.00	4	509,448	0.19
30.01 - 35.00	4	269,934	0.10
35.01 - 40.00	10	1,349,460	0.51
40.01 - 45.00	5	862,649	0.33
45.01 - 50.00	5	642,281	0.24
50.01 - 55.00	15	4,622,080	1.75
55.01 - 60.00	41	9,176,021	3.48
60.01 - 65.00	40	9,247,674	3.51
65.01 - 70.00	55	10,884,073	4.13
70.01 - 75.00	97	25,451,640	9.65
75.01 - 80.00	182	48,686,355	18.45
80.01 - 85.00	148	36,595,141	13.87
85.01 - 90.00	267	70,725,619	26.81
90.01 - 95.00	135	44,671,712	16.93
Total:	**1,010**	**263,821,686**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 524	58	12,576,807	4.77
525 - 549	104	21,244,420	8.05
550 - 574	207	45,357,724	17.19
575 - 599	116	29,505,569	11.18
600 - 624	157	46,180,698	17.50
625 - 649	144	43,052,844	16.32
650 - 674	115	33,466,777	12.69
675 - 699	51	14,267,268	5.41
700 - 724	24	7,414,270	2.81
725 - 749	20	6,076,017	2.30
750 - 774	10	3,039,421	1.15
775 - 799	4	1,639,872	0.62
Total:	**1,010**	**263,821,686**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	347	118,638,443	44.97
New York	91	28,853,613	10.94
Florida	97	17,109,696	6.49
Illinois	70	16,194,612	6.14
New Jersey	37	9,879,847	3.74
Texas	46	8,342,770	3.16
Massachusetts	23	7,301,844	2.77
Washington	22	6,967,731	2.64
Colorado	17	5,652,117	2.14
Maryland	19	4,465,539	1.69
Connecticut	15	4,160,450	1.58
Georgia	13	3,811,535	1.44
Arizona	23	3,619,914	1.37
Michigan	30	3,504,569	1.33
Nevada	13	3,474,290	1.32
Other	147	21,844,715	8.28
Total:	**1,010**	**263,821,686**	**100.00**

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	915	249,454,230	94.55
Non-Owner Occupied	86	12,020,288	4.56
Second Home	9	2,347,167	0.89
Total:	**1,010**	**263,821,686**	**100.00**

ARGENT
MORTGAGE COMPANY LLC

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W1

DESCRIPTION OF THE GROUP II COLLATERAL

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	628	161,377,164	61.17
Stated Documentation	340	88,208,159	33.43
Limited	42	14,236,363	5.40
Total:	**1,010**	**263,821,686**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Cashout	511	131,199,373	49.73
Refinance - Rate Term	293	77,537,456	29.39
Purchase	206	55,084,856	20.88
Total:	**1,010**	**263,821,686**	**100.00**

MorganStanley

DESCRIPTION OF THE GROUP II COLLATERAL

Credit Grade Combined

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1	625	168,416,853	63.84
2	114	31,494,315	11.94
3	77	17,154,277	6.50
4	64	14,261,173	5.41
5	50	14,874,168	5.64
6	38	5,614,969	2.13
A	20	6,560,065	2.49
A-	2	373,549	0.14
B	3	827,473	0.31
C	5	1,176,861	0.45
C-	12	3,067,984	1.16
Total:	**1,010**	**263,821,686**	**100.00**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	791	208,847,055	79.16
Planned Unit Development	80	25,261,252	9.58
2-4 Family	82	17,787,119	6.74
Condominium	52	11,535,255	4.37
Mobile Home	5	391,005	0.15
Total:	**1,010**	**263,821,686**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	235	53,728,637	20.37
12	90	26,598,975	10.08
24	410	117,311,116	44.47
36	275	66,182,958	25.09
Total:	**1,010**	**263,821,686**	**100.00**

Conforming Balance

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Non-Conforming Balance	470	186,977,986	70.87
Conforming Balance	540	76,843,700	29.13
Total:	**1,010**	**263,821,686**	**100.00**

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W1

Sensitivity Analysis

To Optional Termination Date

Class A-2 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	5.38	3.69	2.75	2.13	1.67
Principal Window	09/03-05/18	09/03-10/13	09/03-03/11	09/03-07/09	03/03-06/08

Class A-3 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	5.48	3.77	2.83	2.20	1.75
Principal Window	09/03-05/18	09/03-10/13	09/03-03/11	09/03-07/09	09/03-06/08

Class A-4 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	2.61	1.81	1.38	1.12	0.94
Principal Window	09/03-07/09	09/03-08/07	09/03-06/06	09/03-11/05	09/03-06/05

Class A-5 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	10.78	7.39	5.50	4.20	3.23
Principal Window	07/09-05/18	08/07-10/13	06/06-03/11	11/05-07/09	06/05-06/08

Class M-1 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	9.88	6.76	5.15	4.40	4.20
Principal Window	05/08-05/18	11/06-10/13	10/06-03/11	01/07-07/09	03/07-06/08

Class M-2 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	9.88	6.76	5.12	4.29	3.91
Principal Window	05/08-05/18	11/06-10/13	10/06-03/11	11/06-07/09	12/06--06/08

Class M-3 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	9.88	6.76	5.12	4.26	3.82
Principal Window	05/08-05/18	11/06-10/13	09/06-03/11	10/06-07/09	11/06-06/08

Morgan Stanley

Class M-4 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	9.88	6.76	5.11	4.23	3.78
Principal Window	05/08-05/18	11/06-10/13	09/06-03/11	10/06-07/09	11/06-06/08

Class M-5 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	9.88	6.76	5.11	4.23	3.75
Principal Window	05/08-05/18	11/06-10/13	09/06-03/11	10/06-07/09	10/06-06/08

Class M-6 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	9.73	6.65	5.03	4.14	3.68
Principal Window	05/08-05/18	11/06-10/13	09/06-03/11	09/06-07/09	09/06-06/08

Argent Mortgage Company LLC

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W1

Sensitivity Analysis

To Maturity

Class A-2 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	5.75	3.99	2.99	2.32	1.82
Principal Window	09/03-10/30	09/03-04/25	09/03-05/20	09/03-11/16	09/03-06/14

Class A-3 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	5.88	4.10	3.08	2.40	1.91
Principal Window	09/03-12/30	09/03-09/25	09/03-10/20	09/03-04/17	09/03-09/14

Class A-4 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	2.61	1.81	1.38	1.12	0.94
Principal Window	09/03-07/09	09/03-08/07	09/03-06/06	09/03-11/05	09/03-06/05

Class A-5 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	11.92	8.32	6.22	4.78	3.70
Principal Window	07/09-12/30	08/07-09/25	06/06-10/20	11/05-04/17	06/05-09/14

Class M-1 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	10.70	7.41	5.65	4.80	4.51
Principal Window	05/08-05/27	11/06-04/21	10/06-01/17	01/07-03/14	03/07-03/12

Class M-2 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	10.59	7.31	5.54	4.63	4.17
Principal Window	05/08-02/25	11/06-03/19	10/06-05/15	11/06-11/12	12/06-02/11

Class M-3 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	10.45	7.20	5.45	4.52	4.03
Principal Window	05/08-11/22	11/06-04/17	09/06-11/13	10/06-08/11	11/06-02/10

Morgan Stanley

Class M-4 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	10.33	7.10	5.37	4.44	3.94
Principal Window	05/08-11/21	11/06-06/16	09/06-04/13	10/06-03/11	11/06-09/09

Class M-5 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	10.14	6.96	5.26	4.36	3.84
Principal Window	05/08-08/20	11/06-07/15	09/06-07/12	10/06-07/10	10/06-04/09

Class M-6 Priced at Par

Pricing Speed	50%	75%	100%	125%	150%
Average Life (yrs)	9.75	6.67	5.04	4.15	3.68
Principal Window	05/08-02/19	11/06-05/14	09/06-08/11	09/06-11/09	09/06-09/08

ARGENT MORTGAGE COMPANY LLC

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W1

Interest Rate Cap Notional Schedule

Period	Cap Notional Schedule	Period	Cap Notional Schedule
1	$ 499,192,000.00	28	313,617,931.67
2	493,344,095.92	29	308,443,226.37
3	486,603,815.83	30	303,398,017.07
4	478,966,222.16	31	298,479,065.29
5	471,306,653.61	32	293,683,213.60
6	463,622,431.03	33	289,007,383.64
7	455,911,882.49	34	284,448,574.13
8	448,174,346.45	35	280,003,858.92
9	440,410,168.85	36	275,670,385.11
10	432,620,693.92	37	271,445,691.75
11	424,808,248.26	38	262,549,133.40
12	416,976,118.40	39	250,022,068.27
13	409,285,989.40	40	237,812,412.41
14	401,737,716.20	41	226,968,656.13
15	394,353,287.60	42	221,219,766.63
16	387,153,750.83	43 - Thereafter	0.00
17	380,134,476.75		
18	373,290,952.31		
19	366,618,777.60		
20	360,113,663.06		
21	353,771,426.63		
22	347,587,991.14		
23	341,559,381.60		
24	335,681,723.01		
25	329,954,007.11		
26	324,369,640.79		
27	318,925,454.68		

(1) Strike price is 5.50% for first 24 months, 6.75% for next 6 months, and 7.75% for next 12 months

Argent Mortgage Company LLC

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W1

Net WAC Rate Cap % for the Class A-2 Certificates *

Period	NWC (1)	NWC (2)	NWC (3)	Period	NWC (1)	NWC (2)	NWC (3)	Period	NWC (1)	NWC (2)	NWC (3)
1	NA	NA	NA	31	6.50	8.36	9.61	61	5.85	9.76	9.76
2	NA	NA	NA	32	5.87	7.62	8.87	62	6.04	10.08	10.08
3	5.86	5.86	9.36	33	6.06	7.95	9.20	63	5.85	9.76	9.76
4	6.05	6.05	9.55	34	5.87	7.69	8.94	64	6.04	10.08	10.08
5	5.85	5.85	9.35	35	6.06	7.95	9.20	65	5.85	9.75	9.75
6	5.85	5.85	9.35	36	5.87	8.26	9.51	66	5.84	9.74	9.74
7	6.24	6.24	9.74	37	5.87	8.26	9.50	67	6.47	10.78	10.78
8	5.84	5.84	9.34	38	6.07	8.62	9.87	68	5.84	9.73	9.73
9	6.03	6.03	9.53	39	5.88	8.43	9.68	69	6.04	10.05	10.05
10	5.83	5.83	9.33	40	6.07	8.71	9.96	70	5.84	9.72	9.72
11	6.03	6.03	9.53	41	5.87	8.42	9.67	71	6.03	10.04	10.04
12	5.83	5.83	9.33	42	5.87	8.93	9.86	72	5.84	9.71	9.71
13	5.83	5.83	9.33	43	6.50	9.89	9.89	73	5.84	9.71	9.71
14	6.02	6.02	9.52	44	5.87	9.01	9.01	74	6.03	10.02	10.02
15	5.83	5.83	9.33	45	6.06	9.39	9.39	75	5.83	9.70	9.70
16	6.02	6.02	9.52	46	5.87	9.08	9.08	76	6.03	10.01	10.01
17	5.83	5.83	9.33	47	6.06	9.38	9.38	77	5.83	9.69	9.69
18	5.83	5.83	9.33	48	5.87	9.58	9.58	78	5.83	9.68	9.68
19	6.45	6.45	9.95	49	5.86	9.58	9.58	79	6.45	10.71	10.71
20	5.82	5.82	9.32	50	6.06	9.97	9.97	80	5.83	9.67	9.67
21	6.02	6.02	9.52	51	5.86	9.73	9.73	81	6.02	9.99	9.99
22	5.82	5.82	9.32	52	6.06	10.05	10.05	82	5.83	9.66	9.66
23	6.01	6.02	9.52	53	5.86	9.72	9.72	83	6.02	9.98	9.98
24	5.86	6.78	9.96	54	5.86	9.75	9.75	84	5.82	9.65	9.65
25	5.86	6.78	9.03	55	6.26	10.42	10.42	85	5.82	9.65	9.65
26	6.06	7.16	9.41	56	5.86	9.75	9.75	86	6.02	9.96	9.96
27	5.87	7.08	9.33	57	6.05	10.08	10.08	87	5.82	9.64	9.64
28	6.07	7.32	9.57	58	5.85	9.75	9.75	88	6.01	9.95	9.95
29	5.87	7.08	9.33	59	6.05	10.07	10.07	89	5.82	9.63	9.63
30	5.87	7.55	9.80	60	5.85	9.76	9.76	90	5.82	9.62	9.62
								91	6.44	10.65	10.65

(1) Assumes 6mLIBOR stays at 1.12%, 1mLIBOR stays at 1.12% and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 6mLIBOR increases to 20.00%, 1mLIBOR stays at 1.12% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00%, the cashflows are run to the Optional Termination at the pricing speed and all payments under the interest rate cap are received as scheduled. During the first 42 months, the bond coupon is limited by the Maximum Cap Rate.

* Assumes that all amounts from the Pre-Funding Accounts are used to purchase subsequent Mortgage Loans in the second and third month after the closing date.

ARGENT MORTGAGE COMPANY LLC

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W1

Net WAC Rate Cap % for the Class A-3 , A-4 and Class A-5 Certificates *

Period	NWC (1)	NWC (2)	NWC (3)	Period	NWC (1)	NWC (2)	NWC (3)	Period	NWC (1)	NWC (2)	NWC (3)
1	NA	NA	NA	31	6.82	8.34	9.59	61	6.15	9.34	9.34
2	NA	NA	NA	32	6.16	7.59	8.84	62	6.35	9.65	9.65
3	6.10	6.10	9.60	33	6.37	7.91	9.16	63	6.15	9.34	9.34
4	6.30	6.30	9.80	34	6.16	7.65	8.90	64	6.35	9.65	9.65
5	6.09	6.09	9.59	35	6.36	7.90	9.15	65	6.14	9.33	9.33
6	6.09	6.09	9.59	36	6.17	8.11	9.36	66	6.14	9.32	9.32
7	6.51	6.51	10.01	37	6.17	8.12	9.37	67	6.80	10.32	10.32
8	6.09	6.09	9.59	38	6.38	8.46	9.71	68	6.14	9.31	9.31
9	6.29	6.29	9.79	39	6.17	8.26	9.48	69	6.34	9.62	9.62
10	6.08	6.08	9.58	40	6.38	8.54	9.78	70	6.14	9.30	9.30
11	6.28	6.28	9.78	41	6.17	8.26	9.47	71	6.34	9.61	9.61
12	6.08	6.08	9.58	42	6.17	8.68	9.46	72	6.14	9.29	9.29
13	6.08	6.08	9.58	43	6.83	9.61	9.61	73	6.14	9.28	9.28
14	6.28	6.28	9.78	44	6.17	8.74	8.74	74	6.34	9.59	9.59
15	6.08	6.08	9.58	45	6.37	9.10	9.10	75	6.13	9.27	9.27
16	6.28	6.28	9.78	46	6.16	8.80	8.80	76	6.34	9.58	9.58
17	6.07	6.07	9.57	47	6.37	9.09	9.09	77	6.13	9.26	9.26
18	6.07	6.07	9.57	48	6.16	9.21	9.21	78	6.13	9.26	9.26
19	6.72	6.72	10.22	49	6.16	9.21	9.21	79	6.79	10.24	10.24
20	6.07	6.07	9.57	50	6.37	9.58	9.58	80	6.13	9.24	9.24
21	6.27	6.27	9.77	51	6.16	9.34	9.34	81	6.33	9.55	9.55
22	6.07	6.07	9.57	52	6.36	9.64	9.64	82	6.13	9.23	9.23
23	6.27	6.27	9.77	53	6.16	9.32	9.32	83	6.33	9.54	9.54
24	6.15	6.88	9.57	54	6.16	9.35	9.35	84	6.12	9.22	9.22
25	6.14	6.88	9.13	55	6.58	9.99	9.99	85	6.12	9.22	9.22
26	6.36	7.24	9.49	56	6.15	9.35	9.35	86	6.33	9.52	9.52
27	6.17	7.14	9.39	57	6.36	9.66	9.66	87	6.12	9.21	9.21
28	6.37	7.37	9.62	58	6.15	9.34	9.34	88	6.32	9.51	9.51
29	6.16	7.13	9.38	59	6.36	9.64	9.64	89	6.12	9.20	9.20
30	6.16	7.53	9.54	60	6.15	9.35	9.35	90	6.12	9.19	9.19
								91	6.77	10.17	10.17

Morgan Stanley

(4) Assumes 6mLIBOR stays at 1.12%, 1mLIBOR stays at 1.12% and the cashflows are run to the Optional Termination at the pricing speed.
(5) Assumes 6mLIBOR increases to 20.00%, 1mLIBOR stays at 1.12% and the cashflows are run to the Optional Termination at the pricing speed.
(6) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00%, the cashflows are run to the Optional Termination at the pricing speed and all payments under the interest rate cap are received as scheduled. During the first 42 months, the bond coupon is limited by the Maximum Cap Rate.

* Assumes that all amounts from the Pre-Funding Accounts are used to purchase subsequent Mortgage Loans in the second and third month after the closing date.

Net WAC Rate Cap % for the Class M Certificates *

Period	NWC (1)	NWC (2)	NWC (3)	Period	NWC (1)	NWC (2)	NWC (3)	Period	NWC (1)	NWC (2)	NWC (3)
1	NA	NA	NA	31	6.59	8.35	9.60	61	5.93	9.64	9.64
2	NA	NA	NA	32	5.95	7.61	8.86	62	6.13	9.96	9.96
3	5.92	5.92	9.42	33	6.14	7.94	9.19	63	5.93	9.64	9.64
4	6.12	6.12	9.62	34	5.95	7.68	8.93	64	6.13	9.96	9.96
5	5.92	5.92	9.42	35	6.14	7.94	9.19	65	5.93	9.63	9.63
6	5.91	5.91	9.41	36	5.95	8.22	9.47	66	5.93	9.62	9.62
7	6.32	6.32	9.82	37	5.95	8.22	9.47	67	6.56	10.65	10.65
8	5.91	5.91	9.41	38	6.15	8.58	9.83	68	5.93	9.61	9.61
9	6.10	6.10	9.60	39	5.96	8.39	9.63	69	6.12	9.93	9.93
10	5.90	5.90	9.40	40	6.15	8.66	9.91	70	5.92	9.60	9.60
11	6.10	6.10	9.60	41	5.96	8.38	9.62	71	6.12	9.92	9.92
12	5.90	5.90	9.40	42	5.95	8.86	9.75	72	5.92	9.59	9.59
13	5.90	5.90	9.40	43	6.59	9.81	9.81	73	5.92	9.59	9.59
14	6.09	6.09	9.59	44	5.95	8.93	8.93	74	6.12	9.90	9.90
15	5.90	5.90	9.40	45	6.15	9.31	9.31	75	5.92	9.58	9.58
16	6.09	6.09	9.59	46	5.95	9.00	9.00	76	6.11	9.89	9.89
17	5.89	5.89	9.39	47	6.15	9.30	9.30	77	5.92	9.57	9.57
18	5.89	5.89	9.39	48	5.95	9.48	9.48	78	5.92	9.56	9.56
19	6.52	6.52	10.02	49	5.95	9.47	9.47	79	6.55	10.58	10.58
20	5.89	5.89	9.39	50	6.14	9.86	9.86	80	5.91	9.55	9.55
21	6.09	6.09	9.59	51	5.94	9.62	9.62	81	6.11	9.86	9.86
22	5.89	5.89	9.39	52	6.14	9.93	9.93	82	5.91	9.54	9.54
23	6.08	6.09	9.59	53	5.94	9.61	9.61	83	6.11	9.85	9.85
24	5.94	6.81	9.85	54	5.94	9.64	9.64	84	5.91	9.53	9.53
25	5.94	6.81	9.06	55	6.35	10.30	10.30	85	5.91	9.53	9.53
26	6.14	7.18	9.43	56	5.94	9.64	9.64	86	6.10	9.84	9.84
27	5.95	7.10	9.35	57	6.14	9.96	9.96	87	5.91	9.52	9.52
28	6.15	7.33	9.58	58	5.94	9.63	9.63	88	6.10	9.83	9.83
29	5.95	7.09	9.34	59	6.13	9.95	9.95	89	5.90	9.51	9.51
30	5.95	7.55	9.80	60	5.93	9.65	9.65	90	5.90	9.50	9.50
								91	6.53	10.51	10.51

(1) Assumes 6mLIBOR stays at 1.12%, 1mLIBOR stays at 1.12% and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 6mLIBOR increases to 20.00%, 1mLIBOR stays at 1.12% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00%, the cashflows are run to the Optional Termination at the pricing speed and all payments under the interest rate cap are received as scheduled. During the first 42 months, the bond coupon is limited by the Maximum Cap Rate.

* Assumes that all amounts from the Pre-Funding Accounts are used to purchase subsequent Mortgage Loans in the second and third month after the closing date.

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W1

FOR ADDITIONAL INFORMATION PLEASE CALL:

Morgan Stanley

Asset Backed Finance	
Valerie Kay	212-761-2162
Jessica Bellamy	212-761-2229
Rachi Shih	212-761-2179
Forchi Chen	212-761-2154
ABS Syndicate & Trading	
Rick Onkey	212-761-2122
Jay Hallik	212-761-2252

Rating Agency Contacts

Standard & Poor's	
Conner Kelly	212-438-2448
Moody's	
Nicholas Vassalli	212-553-0323
Fitch	
Quincy Tang	212-908-0693

Asset-Backed Pass-Through Certificates Series 2003-W1

* Numbers might not add to 100% due to rounding

FICO & Documentation	(% of principal balance)					
FICO Score	Full DOC	Limited Doc	Stated Doc	Total	Avg Prin Bal	Current LTV
(whatever increments)						
<= 619	40.26	2.11	13.84	56.21	176,871.91	81.83
620 - 639	9.26	0.83	4.90	14.99	188,772.23	85.31
640 - 659	6.77	0.38	4.62	11.77	198,981.97	85.20
660 - 679	3.52	0.28	2.82	6.62	198,466.13	85.17
680 - 699	1.87	0.14	2.19	4.20	190,633.16	85.22
700 - 719	1.10	0.05	1.40	2.55	187,830.24	86.31
720 >=	1.98	0.18	1.50	3.66	214,112.90	84.54
Total:	**64.77**	**3.96**	**31.27**	**100.00**	**184,358.68**	**83.33**

LTV & FICO	(% of principal balance)		(use whatever increments you have)				(if applicable)	
Combined LTV	FICO <575	575-600	601-625	626-650	>650	total	Avg Prin Bal	WAC
(whatever increments)								
<50	0.77	0.18	0.19	0.27	0.38	1.79	124,841.23	7.078
50.01-60	1.58	0.27	0.53	0.49	0.57	3.44	194,394.60	7.255
60.01-70	3.32	1.06	1.20	0.82	1.10	7.50	176,574.34	7.260
70.01-80	9.17	3.03	3.05	3.34	4.89	23.48	193,011.37	7.406
80.01-90	12.42	7.88	8.07	6.62	8.73	43.72	180,609.72	7.539
90.01-100	0.28	1.00	6.66	5.49	6.61	20.04	192,673.60	7.429
Total	**27.54**	**13.44**	**19.70**	**17.04**	**22.29**	**100.01**	**184,358.68**	**7.447**

Prin Balance & FICO	(% of principal balance)		(use whatever increments you have)				(if applicable)	
Prin Balance	FICO <575	575-600	601-625	626-650	>650	total	Avg Prin Bal	WAC
(whatever increments)								
$1-$50,000	3.23	1.36	1.55	1.20	1.74	9.08	80,106.64	8.081
$50,001-$100,000	4.80	2.44	3.33	2.60	3.01	16.18	124,659.91	7.791
$100,001-$150,000	5.75	2.49	3.42	2.70	3.40	17.76	173,883.03	7.540
$150,001-$200,000	4.67	2.45	3.34	3.39	4.29	18.14	223,528.33	7.247
$200,001-$250,000	3.57	1.45	3.09	2.15	2.82	13.08	274,050.92	7.256
$250,001-$300,000	5.51	3.24	4.95	5.01	7.03	25.74	377,490.17	7.180
Total	**27.54**	**13.44**	**19.70**	**17.04**	**22.29**	**100.01**	**184,358.68**	**7.447**

Prepayment Penalty & FICO	(% of principal balance)		(use whatever increments you have)				(if applicable)	
Prepayment Penalty Term	FICO <575	575-600	601-625	626-650	>650	total	Avg Prin Bal	WAC
(whatever increments)								
0	4.97	2.38	3.16	3.17	4.41	18.09	191,132.20	7.643
12	1.91	1.02	1.55	1.40	2.52	8.40	220,868.24	7.357
24	16.23	7.53	10.00	8.01	8.67	50.44	176,654.27	7.634
36	4.43	2.50	4.98	4.46	6.69	23.06	185,717.06	6.916
Total	**27.54**	**13.44**	**19.70**	**17.04**	**22.29**	**100.01**	**184,358.68**	**7.447**

Mortg Rates & FICO	(% of principal balance)		(use whatever increments you have)				(if applicable)	
Mortg Rates	FICO <575	575-600	601-625	626-650	>650	total	Avg Prin Bal	WAC
(whatever increments)								
4.001 - 5.000	0.00	0.00	0.07	0.00	0.00	0.07	345,000.00	4.900
5.001 - 6.000	0.31	0.49	1.46	1.61	2.95	6.82	247,940.78	5.796
6.001 - 7.000	4.20	3.97	7.42	6.61	10.67	32.87	209,624.52	6.627
7.001 - 8.000	9.45	4.84	7.07	6.21	6.36	33.93	184,278.47	7.538
8.001 - 9.000	9.04	3.13	3.13	2.28	2.08	19.66	157,635.20	8.479
9.001 - 10.000	3.49	0.86	0.51	0.32	0.23	5.41	133,861.27	9.424
10.001 - 11.000	0.63	0.11	0.02	0.01	0.01	0.78	145,896.21	10.414
11.001 - 12.000	0.37	0.04	0.02	0.00	0.00	0.43	153,027.46	11.511
12.001 - 13.000	0.05	0.00	0.00	0.00	0.00	0.05	87,858.60	12.168
Total:	**27.54**	**13.44**	**19.70**	**17.04**	**22.29**	**100.01**	**184,358.68**	**7.447**

Mortg Rates & LTV	(% of principal balance)		(use whatever increments you have)			(if applicable)	
Mortg Rates	LTV <70	70-80	80-90	90-100	avg FICO	Gross Margin	Avg Prin Bal
(whatever increments)							
4.001 - 5.000	0.07	0.00	0.00	0.00	613	6.500	345,000.00
5.001 - 6.000	1.64	1.39	2.61	1.17	647	6.340	247,940.78
6.001 - 7.000	4.97	5.14	11.02	11.74	631	6.372	209,624.52
7.001 - 8.000	2.44	3.73	10.00	17.74	609	6.415	184,278.47
8.001 - 9.000	1.44	2.45	5.82	9.95	588	6.420	157,635.20
9.001 - 10.000	0.40	0.83	2.04	2.15	571	6.452	133,861.27